Medallion Financial Corp. 2009 Annual Report Taxi Facts

What investment outperforms the Dow Jones Industrial Average, the Standard & Poor's 500, the Nasdaq Average, Real Estate, and even Gold over the years?

Taxi Medallions.

...over the years since 1947, taxi medallions have a compound annual growth rate of 9.8%.

Who is the recognized leader in the taxi medallion industry, currently with almost $1 billion in taxi medallion loans and small business loans under management?*

* The Company has originated $3.5 billion in loans since it's IPO in 1996.

Medallion Financial.


$2.50 INITIAL FARE
$1.00 MONDAY-FRIDAY, 4-8PM
$0.50 NIGHTS, 8PM-6AM
$45 FLAT FARE BETWEEN MANHATTAN & JFK


NYC TAXI


NEW YORK CITY
TAXI AND LIMOUSINE COMMISSION
3E36
LICENSED TAXICAB
2007-2009

What is the value of a corporate medallion in New York City?

In New York a corporate taxi fleet medallion averaged...

$775,000

in December of 2009.

An increase of 3.7 percent from $747,000 in December 2008.

How many taxi trips are taken each day in New York?

Data from taxi meters has shown that there are about

450,000

cab rides a day in New York.



What is the highest price ever paid for a corporate New York Medallion?

$800,000

for a corporate Medallion sale in early 2010.

What is the highest price ever paid for an individual New York medallion?

The individual New York Medallion hit

$600,000

an all time record in the month of December 2009, and increase of 9.1% from $550,000 in December 2008.


NYC TAXI

Taxi Facts:

What is the average Medallion value in the four largest markets?

The average value is about $500,000

Passengers spend more than

$1 billion

on taxi rides in NYC each year.

MEDALLION FINANCIAL IS THE LEADING LENDER IN THE TAXI INDUSTRY.



Of New York's taxi medallions, how many are individual medallions and how many are corporate or fleet medallions?

37%

of all medallions are individual medallions. The ratio is set by law.

How many medallions are there in the top four markets in the U.S.?

23,613

medallions in the top urban areas.

What are the largest taxi medallion markets?

New York

Chicago

Boston

and

Philadelphia

How many taxi medallions are in each market?

New York: 13,237
Chicago: 6,951
Boston: 1,825
Philadelphia: 1,600



Taxis generate tens of thousands of jobs.

How may people ride in New York taxis each year?

250 million

To Our Shareholders:

MEDALLION FINANCIAL NOT ONLY OVERCAME CHALLENGES IN 2009, a year that will be remembered as one of the most trying in the history of banks and financial institutions, but we produced strong operating earnings and expect to improve these results in 2010.

Our accomplishments stood in sharp contrast to the down market but our strategy remained straightforward. We operate fundamentally basic businesses that provide much needed financing to niche industries: taxi medallion owners and investors and similar small businesses that are the foundation of the American economy.

Medallion has served these same industries as lender and investor since 1937. Then, as now, there was economic adversity and uncertainty and then, as now, taxi medallions were a safe investment with the same promise of upside potential for those who seized on the unwritten message contained within, that hard work and focus lead to strong earnings and growth.

Those words rang true for those who had the good fortune and wisdom to invest in medallions in 2009 and earlier. In mid-December a New York corporate taxi medallion sold for $775,000 up from $747,000 in 2008 and a long way from the original $10 invested by Leon Murstein when he bought his first medallion in 1937. An individual medallion in 2009 was priced at $600,000, up from $550,000 in 2008. All in all, New York taxi medallions have risen in value by 270% since 1996.



Alvin Murstein
Chairman & Chief Executive Officer
Andrew M. Murstein
President

TAXI MEDALLIONS ARE PRIME ASSETS ON WHICH WE BASE OUR BUSINESS. We expect them to continue to hold their value and grow even in difficult times. The taxi industry has always attracted hard working, ambitious drivers and owners, often immigrants and minorities, who have found the work as a route to stability and the American Dream. By providing the necessary financing, Medallion has been able to contribute mightily to making this dream happen and to show steady profits for its shareholders and investors.

Here are some of our highlights for 2009:

- Total assets under management were basically level in 2009 — $1.076 billion at the start of the year and $1.040 billion at its end. Part of the drop is attributable to our success in participating our loans to financial institutions, which pay us to manage the loans.
- Loan delinquencies continued at near-record low levels in 2009.
- Taxi medallion prices reached all-time highs in New York and Chicago.
- **Medallion's total return to shareholders was 18 percent in 2009.**
- We maintained our quarterly dividend throughout calendar year 2009, providing a 9 percent dividend yield.

EARLY IN 2010, WE BEGAN DISSOLVING THE SPECIAL PURPOSE ACQUISITION CORP. (SPAC), we established in 2008. After looking at well over 100 acquisition opportunities, we decided not to invest. The decision was difficult but appropriate because none of the opportunities that we evaluated, had the right mix of profit potential and risk avoidance.

While we would have preferred a more favorable outcome, we are satisfied this one time event in 2009 has no ongoing impact on the fundamental operations of our company. We still had a good year and outperformed most other finance companies.

During the year Jack Kemp, who had served as chairman of SPAC from its inception, passed away. Mr. Kemp, a one time Republican vice presidential candidate, professional football star, Congressman and Cabinet secretary, served SPAC well and will be sorely missed.



Total assets under Management?

$1.04 billion

at year end.

MEDALLION FINANCIAL'S CORE BUSINESS IS LENDING, SECURED BY TAXI MEDALLIONS. We believe the continued rise in taxi medallion prices indicates the strength of that market, even during a time of economic adversity. We see excellent prospects for further growth and expansion in New York and the other cities we serve. In addition to a record high corporate medallion price in New York, taxi medallion prices reached a new high of $202,000 in Chicago, more than tripling over five years.

Loan delinquencies continued at near-record low levels in 2009.

Markets around the world stabilized in 2009 and began to rise following the crash in 2008. During this period, the enduring strength of the taxi medallion as an asset class prevailed. Over the decades, taxi medallions have outperformed stock and commodity markets – real estate, currency, oil and gold. This contributed to the less than 50 percent loan-to-value ratio of our medallion portfolio, demonstrating our credit quality in the world economy today.

Our commercial asset-based and mezzanine lending divisions, which provide a significant portion of our assets and revenues, had strong portfolios this year even as many of our competitors exited those markets. We anticipate new opportunities for growth to arise from this exodus throughout 2010.

Taxi medallion prices reached all-time highs in New York and Chicago.

OUR CREDIT SOURCES REMAINED STRONG IN 2009. Medallion Bank, a portfolio investment, was very profitable with almost one half billion dollars in assets. Its earnings rose 59 percent in 2009 despite tough economic conditions. We established the bank six years ago to see us through the kind of challenging times we experienced in 2009, and the bank provided us with a dependable low cost of funds. During 2009, we maintained our $200 million credit facility begun in 2008, and established new lending relationships with a number of regional banks.

We believe that our strong balance sheet, conservative underwriting standards and excellent prospects will appeal to institutional and individual investors in the coming months and years and that they will consider a flight to quality when evaluating our company.

Total return to shareholders was 18 percent in 2009.

WE ARE GRATEFUL TO OUR OUTSTANDING BOARD OF DIRECTORS from the worlds of finance, sports, public service and entertainment for their devoted service throughout the year. Six of our nine members are "disinterested" directors, according to regulatory definitions, giving the board an independent overview. Our independent directors also include a baseball Hall of Famer, two former state governors, and several distinguished business owners and entrepreneurs.

We also wish to thank our diligent employee team whose expertise and caring are what make Medallion so special to borrowers. Successful specialty lenders such as Medallion are only as strong as the people who represent them. We are fortunate to have the best.



Alvin Murstein
Chairman & Chief Executive Officer



Andrew M. Murstein
President


NEW YORK CITY
TAXI AND LIMOUSINE COMMISSION
LICENSED
TAXICAB
4C36
2009-2011

Is taxicab ridership increasing?

According to recent data, it is. In December 2008, taxis carried an average of 432,000 fares a day. That rose to 455,000 in Jan. 2009 and in Feb. 2009:

478,000 fares per day!

What is the fare for the average taxi ride?

In 2006, the average fare was $13 in New York and Chicago, $15 in Los Angeles and Boston, and $14 in Philadelphia.


NYC TAXI


$2.50 INITIAL FARE
+
$0.40 PER 1/5 MILE & MINUTE
$1.00 MONDAY-FRIDAY, 4-8PM
$0.50 NIGHTS, 8PM-6AM
$45 FLAT FARE BETWEEN MANHATTAN & JFK

What is the origin of the word CAB?

It got its name from its predecessor, a horse pulled carriage called the Cabriolet.



On a dollar-for-dollar basis, what is the market share for taxis as compared with public transportation and car services?

Taxi fares now account for an estimated 30% of all fares paid by passengers for taxi, bus, subway, and car service and black car trips in New York City, and 45% of fares paid for trips within Manhattan.

How long is the average taxi ride?

5 miles in cities around the United States,

2.8 miles in New York City.

MEDALLION FINANCIAL IS THE LEADING LENDER IN THE TAXI INDUSTRY.



What is the origin of the word Taxi?

The name comes from the 1891 invention of the TAXIMETER, an instrument used to measure the distance and the time a car has traveled.

When did the taxi first appear in New York?

1907

The first gasoline-powered taxis showed up in 1907. They were red and green, not yellow. They were made in, and imported to the U.S. from France.

Where did the Checker cab come from and what happened to the company?

Morris Markin, a Russian immigrant, founded the Checker Cab Manufacturing Company in 1922 and began building taxis in Kalamazoo, Michigan. By the end of the decade there were more than 7,000 Checker cabs in New York. They dominated the streets for most of a century, but in 1999 the last one in service in New York was retired. Andrew Murstein, purchased one with more than 1 million miles on the odometer. It can be seen on the city streets on occasion (that is when its not in the body shop being repaired).

Taxi **Fun** Facts:

What actor became famous by appearing in a movie called TAXI DRIVER?

Robert DeNiro
The film appeared in theaters in 1976.


MEDALLION


NYC TAXI

Who manufactures cabs today?

The main manufacturer of New York taxis today is Ford, with 90% of the city's cabs bearing its logo. Nissan, Toyota, and Volkswagen also make automobiles suitable for taxis.

What was the longest cab ride ever?

21,691 miles

In 1994, three passengers got in a cab in London and rode to Cape Town, South Africa, 21,691 miles.

The U.S. record is held by Bob and Betty Matas of Forest Hills, Queens, New York, who hailed a New York City cab in 2007 and rode to retirement in Sedona, Arizona, a 2,500 mile ride.

Medallion Bank

DESPITE THE EFFECTS ON SMALL BUSINESSES AND CONSUMERS of the "Great Recession", Medallion Bank finished 2009 with another very profitable year. Earnings rose 59% from 2008, helped in large part by the profitable management of the Bank's net interest margin. Not only did it provide a dependable, low cost of funds for the lending operations, it also added a measure of diversification with its emphasis on consumer lending, which accounted for 40% of the Bank's assets and 45% of its net income.

Established in 2003, Medallion Bank is an FDIC-insured industrial bank chartered in Utah.

Since its inception, Medallion Bank has been a reliably profitable arm of Medallion Financial. The Bank supports Medallion Financial by originating taxi medallion and small business loans in the Bank, in addition to its expertise in niche consumer lending.

The effects of the recession were evident in Medallion Bank's consumer lending division, which proved to have the ability to withstand the most trying of times. It was not a year focused on growth, as the recreational industries whose products the Bank finances saw production and sales drop by as much as 50%. Additionally, the Bank tightened its underwriting guidelines to keep delinquencies and losses at acceptable levels, resulting in minimal growth but a return on assets for the recreational lending business of 2.2%.

During 2009, Medallion Bank strategically applied for and received funds to provide for the expansion of the taxi medallion loan portfolio and in anticipation of growth opportunities in other markets. It has continued to expand its consumer loan portfolio which now includes recreational vehicle, boat, horse trailer, motorcycle and hearing aid loans and continues to explore other niche markets that provide convenience to consumers at profitable margins to the Bank.

We treat Medallion Bank as a portfolio investment, and its results are not consolidated with the rest of the Company.

Taxi Medallion Lending

WHO WOULD HAVE THOUGHT that amidst a major recession taxi medallions would be counter cyclical and prove to be one of the best investments – better than stocks, bonds, or even commodities?

Medallion prices in New York City are currently at record levels, with a corporate medallion in December 2009 selling for $775,000 up from an average of $747,000 in December 2008 and an individual medallion in December 2009 priced at $600,000 up from an average of $547,000 in December 2008.

The same resiliency held true in other markets served by Medallion Financial. In Chicago, the price reached a record $202,000, a substantial increase from $155,000 last year. In other medallion markets, Philadelphia was up to $240,000, Cambridge up to $440,000, Newark eased at $320,000, and Boston was down slightly at $385,000.

For more than 50 years, taxi medallions have proved to be one of the best asset classes to lend against in the United States and we are proud to continue as an industry leader. The good news is that, despite the economy, our company believes taxi medallion prices will continue to increase in 2010.

Medallions are the legal permits required to operate a taxi in a number of municipalities across the country. Because cities control and regulate their number and distribution, medallions tend to stabilize and increase in price over time. In New York City, the number of medallions in circulation is currently fixed at 13,237.

Rising values have resulted in a taxi loan portfolio below a 50 percent loan to value in 2009. Margins in our loan portfolio were excellent thanks to the low cost of funds from Medallion Bank and our two main credit facilities, DZ Bank and Citibank. Profitability was also enhanced by our historically low to nonexistent rate of loan delinquencies and losses.

In New York City, our busiest market, few taxis were idle in 2009 and ridership was up as the result of a number of factors. A fragile job market drove many unemployed to drive taxis, creating more availability for riders and leading some drivers to go the next step and purchase medallions. Strong rider demand driven by increased tourism, was also spurred by corporate cutbacks in use of costly limousine and black car services and by passenger preference for credit card machines and TV screens in the taxis.

Indeed, the taxi medallion business has come a long way since 1937. Unfortunately, today we once again face a serious economic downturn that rivals conditions during the 1930s. In those early days, we stressed the core values of building trust and relationships, the same attributes that are seeing our company through the present economic crisis.

THE OUTLOOK FOR 2010 IS A BRIGHT ONE. We are forecasting modest growth and continued profitability in all our markets and will continue to look for small, solid acquisition opportunities in taxi medallion lending markets around the country.

Medallion Financial's involvement in the taxi industry is not limited to medallions. In 2009, the company continued its practice of financing facilities, equipment and other operational needs of fleet establishments in all cities it serves.



Commercial Lending

SMALL BUSINESS COMMERCIAL LENDING has been a core of our operations for many years. In 2009, we maintained that successful practice with a steady hand and careful attention to the needs of our customers who faced difficult times. Our commercial lending business, offered through two subsidiaries, is diversified with concentrations in asset based and sub-debt mezzanine commercial loans. Doing business primarily with small manufacturers, distributors and service companies, both subsidiaries remained healthy throughout 2009.

ASSET BASED LENDING

ASSET BASED LENDING – Medallion Business Credit, our asset based lending division, continued to serve the financing needs of its diverse customer base. In 2009, Medallion Business Credit maintained a healthy portfolio of safe, profitable loans ranging from under $1 million to $7.5 million, keeping losses to a minimum. We were able to raise our rates and keep most of our portfolio through our country's worst recession in decades.

In 2009, Medallion Business Credit reevaluated its portfolio and is pleased to report that due to good credit quality and solid funding, primarily from Medallion Bank, it withstood the downturn in the economy and successfully redirected attention to new business.

In the last quarter of 2009, Medallion Business Credit developed the largest pipeline for prospects in the division's history. In addition to its direct clientele, Medallion Business Credit provided financing to customers referred by newly troubled lending institutions.

Medallion Business Credit is very hopeful for 2010. Because the current economy has eliminated other lenders, it believes profitability will increase. With offices in New York and Flemington, N.J., Medallion Business Credit anticipates growth into early 2010, as it remains tightly focused on growing its existing portfolio and servicing new clients.

SECURED SUB DEBT MEZZANINE LENDING

OUR MEZZANINE LENDING SUBSIDIARY, Medallion Capital, Inc., meets an important need in the commercial lending marketplace, including management buyouts and acquisitions, which were rare in 2009.

The silver lining is that some of Medallion Capital's aggressive competitors, the ones that cut their rates too low or received short-term funds to make long-term loans, have exited the market. Medallion Capital, which uses SBA 10-year debentures to fund its lending, was successful in remaining a viable competitor in its niche.

Medallion Capital's strength in the face of a challenging economy is shown by its record of maintaining its total of loans outstanding with only a slight drop, from $65 million at the start of the year to $62 million at year end.

Medallion Capital continues to achieve success with its relationship-based lending strategy. In 2009, Medallion Capital stepped in where banks stepped back. Its portfolio of sub debt mezzanine loans consists largely of subordinated debt securities secured by business assets. Because of their longer term, subordinated structure, these loans' rates of return were often increased through enhancements such as equity participations.

OTHER LOANS:

MEDALLION FINANCIAL HAS HISTORICALLY provided small business loans as well as loans to businesses supporting taxi fleet operators. In addition, Freshstart Venture Capital Corp., a Medallion Financial subsidiary, provides financing as an SBIC and continues to lend to owners of garage and maintenance facilities for taxi fleets, and to other small businesses such as black car companies, gas stations, restaurants, and major food distribution facilities.



Generation Outdoor

FOLLOWING A DIFFICULT FIRST HALF OF 2009, Generation Outdoor, Inc., our wholly-owned outdoor advertising portfolio investment, rallied to finish the year with a minimal decline in volume.

The turnaround was not easy, but an industry-leading staff made it happen, proving Generation Outdoor is on the right track with a sound strategy of filling the pressing needs of the out-of-home advertising market. By focusing on the expanding digital segment of outdoor advertising and through other sound strategies, Generation Outdoor has earned a solid place within its niche.

In 2010, Generation Outdoor looks forward to extending the momentum built up in 2009's second half, continuing its solid relationships with current clients, and expanding its enviable track record of new business wins.


Who has served the taxi industry as a lender and investor since 1937?
Medallion Financial

Selected Financial Data

Year ended December 31, (Dollars in thousands, except per share data)	*2009*	*2008*	*2007*		*2005*
Statement of operations					
Investment income	$ 41,403	$ 52,284	$ 51,393	$ 39,635	$ 34,811
Interest expense	16,876	23,711	30,704	24,190	17,997
Net interest income	24,527	28,573	20,689	15,445	16,814
Noninterest income	3,383	3,837	2,444	2,646	4,738
Operating expenses [1]	19,730	17,320	17,835	14,926	16,984
Net investment income before income taxes	8,180	15,090	5,298	3,165	4,568
Income tax (provision) benefit	—	—	—	—	14
Net investment income after income taxes	8,180	15,090	5,298	3,165	4,582
Net realized gains (losses) on investments	(4,135)	(3,746)	14,172	3,080	3,606
Net change in unrealized appreciation (depreciation) on Medallion Bank and other controlled subsidiaries [2]	(5,671)	(2,419)	2,292	7,454	5,012
Net change in unrealized appreciation (depreciation) on investments [2]	2,648	6,323	(6,326)	(591)	(6,339)
Net increase in net assets resulting from operations	$ 1,022	$ 15,248	$ 15,436	$ 13,108	$ 6,861
Per share data					
Net investment income	$ 0.46	$ 0.85	$ 0.30	$ 0.18	$ 0.26
Income tax (provision) benefit	—	—	—	—	—
Net realized gains (losses) on investments	(0.23)	(0.21)	0.80	0.17	0.21
Net change in unrealized appreciation (depreciation) on investments [2]	(0.17)	0.22	(0.23)	0.39	(0.08)
Net increase in net assets resulting from operations	$ 0.06	$ 0.86	$ 0.87	$ 0.74	$ 0.39
Dividends declared per share	$ 0.72	$ 0.76	$ 0.76	$ 0.70	$ 0.54
Weighted average common shares outstanding					
Basic	17,569,688	17,520,966	17,480,523	17,293,665	17,087,034
Diluted	17,691,437	17,722,575	17,786,310	17,761,039	17,552,228
Balance sheet data					
Net investments	$ 475,133	$ 570,597	$ 653,046	$ 592,933	$ 530,222
Total assets	555,174	646,685	721,262	631,605	573,355
Total funds borrowed	382,522	462,650	542,549	455,137	400,915
Total liabilities	392,197	471,739	548,839	461,977	407,000
Total shareholders' equity	162,977	174,946	172,423	169,628	166,354
Managed balance sheet data [3]					
Net investments	$ 846,542	$ 922,007	$ 934,955	$ 833,639	$ 723,253
Total assets	950,909	1,018,114	1,025,633	893,588	792,973
Total funds borrowed	754,241	829,058	841,632	716,620	620,022
Total liabilities	787,932	843,168	853,211	723,960	626,619

Selected Financial Data

Year ended December 31, (Dollars in thousands, except per share data)	*2009*	*2008*	*2007*	*2006*	*2005*
Selected financial ratios and other data					
Return on average assets (ROA) (4)					
Net investment income after taxes	**1.36%**	2.27%	0.79%	0.53%	0.82%
Net increase in net assets resulting from operations	**0.17**	2.29	2.30	2.20	1.23
Return on average equity (ROE) (5)					
Net investment income after taxes	**4.74**	8.67	3.09	1.89	2.73
Net increase in net assets resulting from operations	**0.59**	8.76	9.00	7.82	4.09
Weighted average yield	**7.77%**	8.58%	8.44%	7.71%	7.15%
Weighted average cost of funds	**3.17**	3.89	5.04	4.70	3.75
Net interest margin (6)	**4.60**	4.69	3.40	3.01	3.40
Noninterest income ratio (7)	**0.63**	0.63	0.40	0.52	0.99
Total expense ratio (1) (9)	**6.87**	6.74	7.98	7.62	7.28
Operating expense ratio (1)(9)	**3.70**	2.84	2.93	2.91	3.54
As a percentage of net investment portfolio					
Medallion loans	**68%**	70%	76%	72%	71%
Commercial loans	**16**	16	14	15	17
Investment in subsidiaries	**15**	13	9	8	8
Equity investments	**1**	1	1	3	4
Investment securities	**—**	—	—	2	—
Investments to assets (10)	**86%**	88%	91%	94%	92%
Equity to assets (11)	**29**	27	24	27	29
Debt to equity (12)	**235**	264	315	268	241

(1) Includes $1,622 of charges in 2009 related to winding up the operations of the SPAC's. Excluding these charges, the total expense ratio was 6.56% and the operating expense ratio was 3.40%.

(2) Unrealized appreciation (depreciation) on investments represents the increase (decrease) for the year in the fair value of our investments, including the results of operations for Medallion Bank and other controlled subsidiaries, where applicable.

(3) Includes the balances of wholly-owned, unconsolidated portfolio companies, primarily Medallion Bank.

(4) ROA represents the net investment income after taxes or net increase in net assets resulting from operations, divided by average total assets.

(5) ROE represents the net investment income after taxes or net increase in net assets resulting from operations, divided by average shareholders' equity.

(6) Net interest margin represents net interest income for the year divided by average interest earning assets, and included interest recoveries and bonuses of $1,684 in 2009, $4,471 in 2008, $821 in 2007, $1,556 in 2006, and $0 in 2005 and also included dividends from Medallion Bank of $4,000 in 2009, $6,000 in 2008, and $5,750 in 2007. On a managed basis, combined with Medallion Bank, the net interest margin was 6.03%, 5.21%, 4.21%, 4.40%, and 4.65% for 2009, 2008, 2007, 2006, and 2005.

(7) Noninterest income ratio represents noninterest income divided by average interest earning assets.

(8) Total expense ratio represents total expenses (interest expense, operating expenses, and income taxes) divided by average interest earning assets.

(9) Operating expense ratio represents operating expenses divided by average interest earning assets.

(10) Represents net investments divided by total assets as of December 31.

(11) Represents total shareholders' equity divided by total assets as of December 31.

(12) Represents total funds borrowed divided by total shareholders' equity as of December 31.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The information contained in this section should be read in conjunction with the Consolidated Financial Statements and Notes thereto for the years ended December 31, 2009, 2008, and 2007. In addition, this section contains forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions.

Critical Accounting Policies

The SEC has recently issued cautionary advice regarding disclosure about critical accounting policies. The SEC defines critical accounting policies as those that are both most important to the portrayal of a company's financial condition and results, and that require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about matters that are inherently uncertain and may change materially in subsequent periods. The preparation of our consolidated financial statements requires estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Significant estimates made by us include valuation of loans, evaluation of the recoverability of accounts receivable and income tax assets, and the assessment of litigation and other contingencies. The matters that give rise to such provisions are inherently uncertain and may require complex and subjective judgments. Although we believe that estimates and assumptions used in determining the recorded amounts of net assets and liabilities at December 31, 2009 are reasonable, actual results could differ materially from the estimated amounts recorded in our financial statements.

General

We are a specialty finance company that has a leading position in originating, acquiring, and servicing loans that finance taxicab medallions and various types of commercial businesses. A wholly-owned portfolio company of ours, Medallion Bank, also originates consumer loans for the purchase of recreational vehicles, boats, motorcycles, and trailers. Since 1996, the year in which we became a public company, we have increased our taxicab medallion loan portfolio at a compound annual growth rate of 7%, and our commercial loan portfolio at a compound annual growth rate of 5% (both 10% on a managed basis when combined with Medallion Bank). Since Medallion Bank acquired a consumer loan portfolio and began originating consumer loans in 2004, it has increased its consumer loan portfolio at a compound annual growth rate of 14%. Total assets under our management, which includes assets serviced for third party investors and managed by unconsolidated portfolio companies, were $1,039,840,000 as of December 31, 2009 and $1,075,509,000 as of December 31, 2008, and have grown at a compound annual growth rate of 13% from $215,000,000 at the end of 1996.

Our loan-related earnings depend primarily on our level of net interest income. Net interest income is the difference between the total yield on our loan portfolio and the average cost of borrowed funds. We fund our operations through a wide variety of interest-bearing sources, such as revolving bank facilities, bank certificates of deposit issued to customers, debentures issued to and guaranteed by the SBA, and bank term debt. Net interest income fluctuates with changes in the yield on our loan portfolio and changes in the cost of borrowed funds, as well as changes in the amount of interest-bearing assets and interest-bearing liabilities held by us. Net interest income is also affected by economic, regulatory, and competitive factors that influence interest rates, loan demand, and the availability of funding to finance our lending activities. We, like other financial institutions, are subject to interest rate risk to the degree that our interest-earning assets reprice on a different basis than our interest-bearing liabilities.

We also provide debt, mezzanine, and equity investment capital to companies in a variety of industries, consistent with our investment objectives. These investments may be venture capital style investments which may not be fully collateralized. Medallion Capital's investments are typically in the form of secured debt instruments with fixed interest rates accompanied by warrants to purchase an equity interest for a nominal exercise price (such warrants are included in equity investments on the consolidated balance sheets). Interest income is earned on the debt instruments.

We are a closed-end, management investment company under the 1940 Act. We have elected to be treated as a business development company under the 1940 Act. We have also elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. As a RIC, we generally do not have to pay corporate-level federal income taxes on any net ordinary income or capital gains that we distribute to our shareholders as dividends if we meet certain source-of-income and asset diversification requirements. Medallion Bank is not a RIC and must pay corporate-level federal income taxes.

Our wholly-owned portfolio company, Medallion Bank, is a bank regulated by the FDIC and the Utah Department of Financial Institutions which originates taxicab medallion, commercial, and consumer loans, raises deposits, and conducts other banking activities. Medallion Bank generally provides us with our lowest cost of funds which it raises through bank certificates of deposits issued to its customers. To take advantage of this low cost of funds, we refer a portion of our taxicab medallion and commercial loans to Medallion Bank, which then originates these loans, which are serviced by us. We earn referral and servicing fees for these activities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Realized gains or losses on investments are recognized when the investments are sold or written off. The realized gains or losses represent the difference between the proceeds received from the disposition of portfolio assets, if any, and the cost of such portfolio assets. In addition, changes in unrealized appreciation or depreciation of investments are recorded and represent the net change in the estimated fair values of the portfolio assets at the end of the period as compared with their estimated fair values at the beginning of the period. Generally, realized gains (losses) on investments and changes in unrealized appreciation (depreciation) on investments are inversely related. When an appreciated asset is sold to realize a gain, a decrease in the previously recorded unrealized appreciation occurs. Conversely, when a loss previously recorded as unrealized depreciation is realized by the sale or other disposition of a depreciated portfolio asset, the reclassification of the loss from unrealized to realized causes a decrease in net unrealized depreciation and an increase in realized loss.

Our investment in Medallion Bank, as a wholly owned portfolio investment, is also subject to quarterly assessments of fair value. We conduct a thorough valuation analysis as described previously, and determine whether any factors give rise to a valuation different than recorded book value, including various regulatory restrictions that were established at Medallion Bank's inception, by the FDIC and State of Utah, and also by additional marketplace restrictions, such as the ability to transfer industrial bank charters. As a result of this valuation process, we used Medallion Bank's actual results of operations as the best estimate of changes in fair value, and recorded the results as a component of unrealized appreciation (depreciation) on investments, although changes in these restrictions and other applicable factors could change these conclusions in the future.

The credit markets are undergoing a crisis which has disrupted a wide range of traditional financing sources. The crisis has made it increasingly difficult and significantly more expensive through higher credit spreads for finance companies to obtain and renew financing. Continued turmoil in the credit markets could limit our access to funds and restrict us from continuing our current operating strategy or implementing new operating strategies. If funds are available to us, we anticipate that our cost of funds will increase as we obtain new financing.

The credit crisis has also caused many financial institutions to record significant write-downs, mostly on their residential mortgage related assets and structured investment vehicles and due to unsound lending practices. We are not involved in these types of transactions and always understand the importance of proper underwriting. Nonetheless, the judgments used by management in applying the critical accounting policies discussed herein may be affected by a further and prolonged deterioration in the economic environment, which may result in changes to future financial results. Subsequent evaluations of our loan portfolio and other investments, in light of the factors then prevailing, may result in changes to the fair value of the investments, including a decrease in the fair value. In addition, the fair value of investments in our portfolio may be negatively impacted by illiquidity or dislocation in marketplaces resulting in depressed market prices.

Trends in Investment Portfolio

Our investment income is driven by the principal amount of and yields on our investment portfolio. To identify trends in the balances and yields, the following table illustrates our investments at fair value, grouped by medallion loans, commercial loans, equity investments, and investment securities, and also presents the portfolio information for Medallion Bank, at the dates indicated.

Management's Discussion and Analysis of Financial Condition and Results of Operations

	December 31, 2009		December 31, 2008		December 31, 2007	
(Dollars in thousands)	*Interest Rate [1]*	*Investment Balances*	*Interest Rate [1]*	*Investment Balances*	*Interest Rate [1]*	*Investment Balances*
Medallion loans						
New York	**5.90%**	**$244,082**	6.04%	$304,306	6.91%	$ 399,955
Chicago	**6.91**	**25,868**	7.15	28,172	7.43	33,008
Newark	**7.98**	**21,790**	8.17	27,809	8.40	22,058
Boston	**7.14**	**21,383**	7.54	31,283	8.44	32,446
Cambridge	**7.10**	**3,025**	7.59	4,387	8.41	5,174
Other	**7.14**	**5,435**	7.40	6,584	7.58	5,481
Total medallion loans	**6.23**	**321,583**	6.42	402,541	7.13	498,122
Deferred loan acquisition costs		**332**		423		798
Unrealized depreciation on loans		**—**		—		(37)
Net medallion loans		**$ 321,915**		$402,964		$498,883
Commercial loans						
Secured mezzanine	**14.63%**	**$ 61,834**	14.23%	$ 65,475	14.19%	$ 59,152
Asset based	**5.74**	**8,991**	5.29	13,552	8.91	19,870
Other secured commercial	**7.95**	**11,706**	8.34	15,870	9.05	19,256
Total commercial loans	**12.71**	**82,531**	11.97	94,897	12.12	98,278
Deferred loan acquisition (income) costs		**(373)**		(171)		(64)
Unrealized depreciation on loans		**(4,236)**		(5,115)		(6,432)
Net commercial loans		**$ 77,922**		$ 89,611		$ 91,782
Investment in Medallion Bank and other controlled subsidiaries, net	**5.53%**	**$ 72,279**	8.22%	$ 74,750	13.79%	$ 57,501
Equity investments	**2.50%**	**$ 3,393**	4.33%	$ 2,835	4.70%	$ 2,138
Unrealized appreciation (depreciation) on equities		**(376)**		437		2,742
Net equity investments		**$ 3,017**		$ 3,272		$ 4,880
Investment securities	**—%**	**$ —**	—%	$ —	—%	$ —
Investments at cost	**7.22%**	**$ 479,786**	7.56%	$ 575,023	8.45%	$ 656,039
Deferred loan acquisition (income) costs		**(41)**		252		734
Unrealized appreciation (depreciation) on equities		**(376)**		437		2,742
Unrealized depreciation on loans		**(4,236)**		(5,115)		(6,469)
Net investments		**$ 475,133**		$570,597		$653,046
Medallion Bank investments						
Consumer loans	**17.96%**	**$193,382**	18.26%	$ 189,886	18.54%	$ 139,972
Medallion loans	**6.15**	**160,403**	6.46	122,581	6.72	87,891
Commercial loans	**5.84**	**72,540**	5.64	87,800	9.14	88,785
Investment securities	**3.99**	**20,784**	4.87	20,056	4.82	21,707
Medallion Bank investments at cost [2]	**11.11**	**447,109**	11.54	420,323	12.12	338,355
Deferred loan acquisition costs		**5,633**		5,994		4,569
Unrealized appreciation (depreciation) on investment securities		**92**		(64)		39
Premiums paid on purchased securities		**185**		96		91
Unrealized depreciation on loans		**(13,610)**		(10,936)		(7,311)
Medallion Bank net investments		**$439,409**		$415,413		$ 335,743

(1) Represents the weighted average interest or dividend rate of the respective portfolio as of the date indicated.

(2) The weighted average interest rate for the entire managed loan portfolio (medallion, commercial, and consumer loans) was 9.56%, 9.44%, and 9.57% at December 31, 2009, 2008, and 2007.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Portfolio Summary

Total Portfolio Yield

The weighted average yield of the total portfolio at December 31, 2009 was 7.22% (7.56% for the loan portfolio), a decrease of 14 basis points from 7.56% at December 31, 2008, which was a decrease of 89 basis points from 8.45% at December 31, 2007. The weighted average yield of the total managed portfolio at December 31, 2009 was 9.35% (9.56% for the loan portfolio), an increase of 13 basis points from 9.22% at December 31, 2008, which was a decrease of 19 basis points from 9.41% at December 31, 2007. The decreases from 2007 in the owned portfolio reflected the general market condition of falling interest rates, and the 2009 increases in the managed portfolios reflect the greater concentration of Medallion Bank consumer assets to the totals.

Medallion Loan Portfolio

Our medallion loans comprised 68% of the net portfolio of $475,133,000 at December 31, 2009, compared to 70% of the net portfolio of $570,597,000 at December 31, 2008 and 76% of $653,046,000 at December 31, 2007. Our managed medallion loans of $482,087,000 comprised 57% of the net portfolio of $846,542,000 at December 31, 2009, compared to 57% of $922,007,000 at December 31, 2008 and 63% of $934,955,000 at December 31, 2007. The medallion loan portfolio decreased by $81,049,000 or 20% in 2009 ($43,284,000 or 8% on a managed basis), primarily reflecting decreases in the New York and Boston markets, primarily reflecting loan payoffs and the sale of participation interests to third parties. Total medallion loans serviced for third parties were $102,307,000, $66,041,000, and $4,443,000 at December 31, 2009, 2008, and 2007.

The weighted average yield of the medallion loan portfolio at December 31, 2009 was 6.23%, a decrease of 19 basis points from 6.42% at December 31, 2008, which was a decrease of 71 basis points from 7.13% at December 31, 2007. The weighted average yield of the managed medallion loan portfolio at December 31, 2009 was 6.20%, a decrease of 23 basis points from 6.43% at December 31, 2008, which was a decrease of 64 basis points from 7.07% at December 31, 2007. The decreases in yield primarily reflected the impact of falling interest rates in the economy and the effects of borrower refinancings. At December 31, 2009, 24% of the medallion loan portfolio represented loans outside New York, compared to 24% and 20% at year-end 2008 and 2007. At December 31, 2009, 25% of the managed medallion loan portfolio represented loans outside New York, compared to 26% and 17% at year-end 2008 and 2007. We continue to focus our efforts on originating higher yielding medallion loans outside the New York market.

Commercial Loan Portfolio

Our commercial loans represented 16% of the net investment portfolio as of December 31, 2009, compared to 16% and 14% at December 31, 2008 and 2007, and were 18%, 19%, and 19% on a managed basis. Commercial loans decreased by $11,689,000 or 13% during 2009 ($26,834,000 or 15% on a managed basis), primarily reflecting reductions in all loan categories. Net commercial loans serviced by third parties were $13,376,000, $8,646,000, and $12,643,000 at December 31, 2009, 2008, and 2007.

The weighted average yield of the commercial loan portfolio at December 31, 2009 was 12.71%, an increase of 74 basis points from 11.97% at December 31, 2008, which was down 15 basis points from 12.12% at December 31, 2007. The weighted average yield of the managed commercial loan portfolio at December 31, 2009 was 9.50%, an increase of 57 basis points from 8.93% at December 31, 2008, which was down 177 basis points from 10.70% at December 31, 2007. The 2009 increases reflect the higher proportion of higher-yielding mezzanine loans in the portfolio, and the 2008 decreases reflected the greater proportion of floating rate loans, compared to the owned portfolio with a larger concentration of high-yield, fixed rate loans. We continue to originate adjustable-rate and floating-rate loans tied to the prime rate to help mitigate our interest rate risk in a rising interest rate environment. At December 31, 2009, variable-rate loans represented approximately 17% of the commercial portfolio, compared to 22% and 28% at December 31, 2008 and 2007, and were 55%, 59%, and 57% on a managed basis. Although this strategy initially produces a lower yield, we believe that this strategy mitigates interest rate risk by better matching our earning assets to their adjustable-rate funding sources.

Consumer Loan Portfolios

Our managed consumer loans, all of which are held in the portfolio managed by Medallion Bank, represented 22% of the managed net investment portfolio as of December 31, 2009, compared to 20% and 15% at December 31, 2008 and 2007. Medallion Bank originates adjustable rate consumer loans secured by recreational vehicles, boats, motorcycles, and trailers located in all 50 states. The portfolio is serviced by a third party subsidiary of a major commercial bank.

The weighted average gross yield of the managed consumer loan portfolio was 17.96% at December 31, 2009, compared to 18.26% and 18.54% at December 31, 2008 and 2007. Amortization of the portfolio purchase premium reduced the yield by an average of 0.16%, 0.25%, and 0.51% in 2009, 2008, and 2007. Adjustable rate loans represented approximately 85% of the managed consumer portfolio at December 31, 2009, compared to 89% and 91% at December 31, 2008 and 2007.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Delinquency and Loan Loss Experience

We generally follow a practice of discontinuing the accrual of interest income on our loans that are in arrears as to interest payments for a period of 90 days or more. We deliver a default notice and begin foreclosure and liquidation proceedings when management determines that pursuit of these remedies is the most appropriate course of action under the circumstances. A loan is considered to be delinquent if the borrower fails to make a payment on time; however, during the course of discussion on delinquent status, we may agree to modify the payment terms of the loan with a borrower that cannot make payments in accordance with the original loan agreement. For loan modifications, the loan will only be returned to accrual status if all past due interest payments are brought fully current. For credit that is collateral based, we evaluate the anticipated net residual value we would receive upon foreclosure of such loans, if necessary. There can be no assurance, however, that the collateral securing these loans will be adequate in the event of foreclosure. For credit that is cash flow-based, we assess our collateral position, and evaluate most of these relationships as ongoing businesses, expecting to locate and install a new operator to run the business and reduce the debt.

For the consumer loan portfolio, the process to repossess the collateral is started at 60 days past due. If the collateral is not located and the account reaches 120 days delinquent, the account is charged off to realized losses. If the collateral is repossessed, a realized loss is recorded to write the collateral down to 75% of its net realizable value, and the collateral is sent to auction. When the collateral is sold, the net auction proceeds are applied to the account, and any remaining balance is written off as a realized loss, and any excess proceeds are recorded as a realized gain. Proceeds collected on charged off accounts are recorded as realized gains. All collection, repossession, and recovery efforts are handled on behalf of Medallion Bank by the servicer.

The following table shows the trend in loans 90 days or more past due as of December 31,

(Dollars in thousands)	*2009*		*2008*		*2007*	
	Amount	*%(1)*	*Amount*	*%(1)*	*Amount*	*%(1)*
Medallion loans	**$ 1,090**	**0.3%**	$ 765	0.2%	$3,519	0.6%
Commercial loans						
Secured mezzanine	6,600	1.6	6,415	1.3	2,819	0.5
Asset-based receivable	—	0.0	—	0.0	—	0.0
Other secured commercial	295	0.1	190	0.0	1,195	0.2
Total commercial loans	**6,895**	**1.7**	6,605	1.3	4,014	0.7
Total loans 90 days or more past due	**$ 7,985**	**2.0%**	$ 7,370	1.5%	$7,533	1.3%
Total Medallion Bank loans	**$ 3,861**	**0.9%**	$ 4,345	1.1%	$1,036	0.3%
Total managed loans 90 days or more past due	**$11,846**	**1.4%**	$11,715	1.3%	$8,569	0.9%

(1) Percentages are calculated against the total or managed loan portfolio, as appropriate.

In general, collection efforts since the establishment of our collection department have contributed to the reduction in overall delinquencies of medallion and other secured commercial loans. As a result, medallion delinquencies decreased sharply from 2007, although 2008 delinquencies increased slightly as a result of a borrower's pending estate issue. Due to the slow economy, secured mezzanine financing, mostly in recreational and consumer-discretionary services, delinquencies increased slightly over 2008. For the same reasons, Medallion Bank also experienced higher consumer delinquencies in 2008 due to bankruptcies and job losses, which improved slightly in 2009 due to the slow recovery. We are actively working with each delinquent borrower to bring them current, and believe that any potential loss exposure is reflected in our mark-to-market estimates on each loan. Although there can be no assurances as to changes in the trend rate and further negative changes in the economy, management believes that any loss exposures are properly reflected in reported asset values.

We monitor delinquent loans for possible exposure to loss by analyzing various factors, including the value of the collateral securing the loan and the borrower's prior payment history. Under the 1940 Act, our loan portfolio must be recorded at fair value or "marked-to-market." Unlike other lending institutions, we are not permitted to establish reserves for loan losses. Instead, the valuation of our portfolio is adjusted quarterly to reflect our estimate of the current realizable value of our loan portfolio. Since no ready market exists for this portfolio, fair value is subject to the good faith determination of management and the approval of our Board of Directors. Because of the subjectivity

Management's Discussion and Analysis of Financial Condition and Results of Operations

of these estimates, there can be no assurance that in the event of a foreclosure or the sale of portfolio loans we would be able to recover the amounts reflected on our balance sheet.

In determining the value of our portfolio, management and the Board of Directors may take into consideration various factors such as the financial condition of the borrower and the adequacy of the collateral. For example, in a period of sustained increases in market interest rates, management and the Board of Directors could decrease its valuation of the portfolio if the portfolio consists primarily of long-term, fixed-rate loans. Our valuation procedures are designed to generate values that approximate that which would have been established by market forces, and are therefore subject to uncertainties and variations from reported results. Based upon these factors, net unrealized appreciation or depreciation on investments is determined, or the amount by which our estimate of the current realizable value of our portfolio is above or below our cost basis.

The following table sets forth the changes in our unrealized appreciation (depreciation) on investments, other than investments in controlled subsidiaries, for the years ended December 31, 2009, 2008, and 2007.

(Dollars in thousands)	*Loans*	*Equity Investments*	*Foreclosed Properties*	*Total*
Balance December 31, 2006	($3,056)	$2,113	$ 947	$ 4
Net change in unrealized				
Appreciation on investments	—	2,127	8,245	10,372
Depreciation on investments	(4,246)	(133)	(159)	(4,538)
Reversal of unrealized appreciation (depreciation) related to realized				
Gains on investments	—	(1,361)	(571)	(1,932)
Losses on investments	833	—	—	833
Other	—	(4)	(121)	(125)
Balance December 31, 2007	(6,469)	2,742	8,341	4,614
Net change in unrealized				
Appreciation on investments	—	(1,995)	8,183	6,188
Depreciation on investments	(4,076)	(110)	168	(4,018)
Reversal of unrealized appreciation (depreciation) related to realized				
Gains on investments	—	—	(1,400)	(1,400)
Losses on investments	5,230	—	322	5,552
Other	200	(200)	—	—
Balance December 31, 2008	(5,115)	437	15,614	10,936
Net change in unrealized				
Appreciation on investments	—	**(333)**	**4,242**	**3,909**
Depreciation on investments [(1)]	**(3,507)**	**(8,205)**	**(519)**	**(12,231)**
Reversal of unrealized appreciation (depreciation) related to realized				
Gains on investments	—	—	**(900)**	**(900)**
Losses on investments	**3,986**	—	**919**	**4,905**
Other	**400**	—	**(400)**	—
Balance December 31, 2009	**($4,236)**	**($8,101)**	**$18,956**	**$6,619**

(1) Includes unrealized depreciation of $7,720 for the year ended December 31, 2009 related to investments in SPAC and SPAC 2. See note 10 to the consolidated financial statements for additional information on these investments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following table presents credit-related information for the investment portfolios as of December 31.

(Dollars in thousands)	*2009*	*2008*	*2007*
Total loans			
Medallion loans	**$ 321,915**	$402,964	$498,883
Commercial loans	**77,922**	89,611	91,782
Total loans	**399,837**	492,575	590,665
Investment in Medallion Bank and other controlled subsidiaries	**72,279**	74,750	57,501
Equity investments [1]	**3,017**	3,272	4,880
Investment securities	**—**	—	—
Net investments	**$ 475,133**	$ 570,597	$653,046
Net investments at Medallion Bank and other controlled subsidiaries	**$ 439,409**	$ 415,413	$ 335,743
Managed net investments	**$846,542**	$922,007	$934,955
Unrealized appreciation (depreciation) on investments			
Medallion loans	**$ —**	$ —	($37)
Commercial loans	**(4,236)**	(5,115)	(6,432)
Total loans	**(4,236)**	(5,115)	(6,469)
Investment in Medallion Bank and other controlled subsidiaries [2]	**—**	—	—
Equity investments	**(376)**	437	2,742
Investment securities	**—**	—	—
Total unrealized depreciation on investments [2]	**($4,612)**	($4,678)	($3,727)
Net unrealized depreciation on investments at Medallion Bank and other controlled subsidiaries	**($13,519)**	($11,000)	($ 7,272)
Managed total unrealized depreciation on investments [2]	**($18,131)**	($15,678)	($10,999)
Unrealized appreciation (depreciation) as a % of balances outstanding [3]			
Medallion loans	**—%**	—%	(0.01%)
Commercial loans	**(5.13)**	(5.39)	(6.54)
Total loans	**(1.05)**	(1.03)	(1.08)
Investment in Medallion Bank and other controlled subsidiaries	**—**	—	—
Equity investments	**(11.10)**	15.41	128.22
Investment securities	**—**	—	—
Net investments	**(0.96)**	(0.81)	(0.57)
Net investments at Medallion Bank and other controlled subsidiaries	**(3.02%)**	(2.62%)	(2.15%)
Managed net investments	**(2.11%)**	(1.68%)	(1.17%)

(1) Represents common stock and warrants held as investments.

(2) Excludes $6,966, $0, and $0 for unrealized depreciation on the SPAC, and $1,593, $1,733, and $1,920 for unrealized appreciation on Medallion Hamptons Holding at December 31, 2009, 2008 and 2007.

(3) Unlike other lending institutions, we are not permitted to establish reserves for loan losses. Instead, the valuation of our portfolio is adjusted quarterly to reflect estimates of the current realizable value of the loan portfolio. These percentages represent the discount or premiums that investments are carried on the books at, relative to their par or gross value.

The following table presents the gain/loss experience on the investment portfolios for the years ended December 31, 2009, 2008, and 2007.

(Dollars in thousands)	*2009*	*2008*	*2007*
Realized gains (losses) on loans and equity investments [1]			
Medallion loans	**$ 915**	$ 1,378	$ 1,316
Commercial loans	**(5,050)**	(5,266)	(784)
Total loans	**(4,135)**	(3,888)	532
Investment in Medallion Bank and other controlled subsidiaries	**—**	—	—
Equity investments	**—**	142	13,640
Investment securities	**—**	—	—
Total realized gains (losses) on loans and equity investments	**($4,135)**	($ 3,746)	$14,172
Net realized losses on investments at Medallion Bank and other controlled subsidiaries	**(11,333)**	(7,893)	(3,868)
Total managed realized gains (losses) on loans and equity investments	**($15,468)**	$($11,639)	$10,304
Realized gains (losses) as a % of average balances outstanding			
Medallion loans	**0.25%**	0.32%	0.28%
Commercial loans	**(5.64)**	(5.21)	(0.82)
Total loans	**(0.90)**	(0.72)	0.09
Investment in Medallion Bank and other controlled subsidiaries	**—**	—	—
Equity investments	**—**	5.74	408.53
Investment securities	**—**	—	—
Net investments	**(0.77)**	(0.61)	2.27
Net investments at Medallion Bank and other controlled subsidiaries	**(2.65%)**	(2.11%)	(1.24%)
Managed net investments	**(1.72%)**	(1.26%)	1.16%

(1) Includes realized gains (losses) of ($1), $1,064, and $1,336 for the years ended December 31, 2009, 2008, and 2007 related to foreclosed properties, which are carried in other assets on the consolidated balance sheet.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The table below summarizes components of unrealized and realized gains and losses in the investment portfolios for the years ended December 31, 2009, 2008, and 2007.

(Dollars in thousands)	*2009*	*2008*	*2007*
Net change in unrealized appreciation (depreciation) on investments			
Unrealized appreciation	**($ 333)**	($1,994)	$2,127
Unrealized depreciation [1]	**(4,747)**	(4,186)	(4,379)
Net unrealized appreciation (depreciation) on investment in Medallion Bank and other controlled subsidiaries	**(5,671)**	(2,419)	2,292
Realized gains	**—**	—	(11,647)
Realized losses	**3,986**	5,230	833
Unrealized gains on foreclosed properties	**3,742**	7,273	6,740
Total	**($3,023)**	$ 3,904	($4,034)
Net realized gains (losses) on investments			
Realized gains	**$ —**	$ —	$ 2,914
Realized losses	**(3,986)**	(5,230)	(833)
Other gains	**—**	470	10,732
Direct recoveries (charge-offs)	**(148)**	(50)	23
Realized gains (losses) on foreclosed properties	**(1)**	1,064	1,336
Total	**($4,135)**	($3,746)	$14,172

(1) Includes unrealized depreciation of $759 for the year ended December 31, 2009 related to the $759 investment in SPAC 2, which is carried in other assets on the consolidated balance sheet.

Investment in Medallion Bank and Other Controlled Subsidiaries

Investment in Medallion Bank and other controlled subsidiaries were 15%, 13%, and 9% of our total portfolio at December 31, 2009, 2008, and 2007. The portfolio company investments primarily represent the wholly-owned unconsolidated subsidiaries of ours, substantially all of which is represented by our investment in Medallion Bank, a non-pass-through, taxpaying entity. We are currently in discussions with the IRS to obtain LLC tax treatment for Medallion Bank, which would provide "pass-through" taxation for our shareholders, and which has already been agreed to by the State of Utah. We cannot assure you that we will be successful in our efforts, but if we are successful, this treatment would reduce taxes and increase the reported net income of Medallion Bank. In addition, to facilitate maintenance of Medallion Bank's capital ratio requirement and to provide the necessary capital for continued growth, we periodically make capital contributions to Medallion Bank, including an aggregate of $1,750,000 contributed in January 2009, and an aggregate of $10,750,000 and $6,800,000 contributed over various months in 2008 and 2007. Separately, Medallion Bank paid dividends to the Company of $3,000,000 in 2009 and $6,000,000 and $5,750,000 in 2008 and 2007. Without the capital infusions by us, a portion of the Medallion Bank dividends would have been retained to ensure Medallion Bank met its capital ratio requirements, and in such circumstance, if we maintained our dividend at the existing levels, a portion of those dividends would have represented a tax-free return of capital. See note 3 of the consolidated financial statements for additional information about these investments.

Equity Investments

Equity investments were 1% of our total portfolio at December 31, 2009, 2008, and 2007. Equity investments were less than 1%, less than 1%, and 1% of our total managed portfolio at December 31, 2009, 2008, and 2007. Equity investments are comprised of common stock, partnership interests, and warrants.

Investment Securities

Investment securities were 0% of our total portfolio at December 31, 2009, 2008, and 2007. Investment securities were 2% of our total managed portfolio at December 31, 2009, 2008, and 2007. Investment securities are primarily US Treasuries and/or adjustable-rate mortgage-backed securities purchased by Medallion Bank to better utilize required cash liquidity.

Trend in Interest Expense

Our interest expense is driven by the interest rates payable on our short-term credit facilities with banks, bank certificates of deposit, fixed-rate, long-term debentures issued to the SBA, and other short-term notes payable. The establishment of the Merrill Lynch Commercial Financial Corp line of credit in September 2002 (fully paid off in December 2008), and its favorable subsequent renegotiations had the effect of substantially reducing our cost of funds. We established additional medallion lending relationships with DZ Bank in December 2008, and with Citibank in December 2006 that provided for growth in the portfolio at generally lower rates than under prior facilities. In addition, Medallion Bank began raising brokered bank certificates of deposit during 2004, which were at our lowest borrowing costs. As a result of Medallion Bank raising funds through certificates of deposits as previously noted, we were able to realign the ownership of some of our medallion loans and related assets to Medallion Bank allowing us and our subsidiaries to use cash generated through these transactions to retire debt with higher interest rates. In addition, Medallion Bank is able to bid on these deposits at a wide variety of maturity levels which allows for improved interest rate management strategies.

Our cost of funds is primarily driven by the rates paid on our various debt instruments and their relative mix, and changes in the levels of average borrowings outstanding. See Note 4 to the consolidated financial statements for details on the terms of all outstanding debt. Our debentures issued to the SBA typically have terms of ten years.

Management's Discussion and Analysis of Financial Condition and Results of Operations

We measure our borrowing costs as our aggregate interest expense for all of our interest-bearing liabilities divided by the average amount of such liabilities outstanding during the period. The following table shows the average borrowings and related borrowing costs for the years ended December 31, 2009, 2008, and 2007. Our average balances decreased and Medallion Bank's increased, reflecting the sourcing of more business to Medallion Bank, and an increase in loan participations sold during the year. The decrease in borrowing costs reflected the trend of decreasing interest rates in the economy.

(Dollars in thousands)	*Interest Expense*	*Average Balance*	*Average Borrowing Costs*
December 31, 2009			
Revolving lines of credit	**$ 6,489**	**$253,388**	2.56%
SBA debentures	**5,725**	**88,250**	6.49
Notes payable to banks	**2,124**	**44,165**	4.81
Preferred securities	**2,538**	**33,000**	7.69
Total	**$16,876**	**$418,803**	4.03
Medallion Bank borrowings	**11,046**	**361,613**	3.06
Total managed borrowings	**$27,922**	**$780,416**	3.58
December 31, 2008			
Revolving lines of credit	**$15,161**	$ 355,706	4.26%
SBA debentures	**5,253**	81,319	6.46
Preferred securities	**2,538**	33,000	7.69
Notes payable to banks	**759**	11,982	6.33
Total	**$23,711**	$ 482,007	4.92
Medallion Bank borrowings	**14,934**	324,141	4.61
Total managed borrowings	**$38,645**	$ 806,148	4.79
December 31, 2007			
Revolving lines of credit	**$23,185**	$ 380,405	6.09%
SBA debentures	**5,007**	77,250	6.48
Preferred securities	**1,538**	19,822	7.76
Notes payable to banks	**849**	12,324	6.89
Margin loans	**125**	2,221	5.63
Total	**$30,704**	$ 492,022	6.24
Medallion Bank borrowings	**13,804**	268,962	5.13
Total managed borrowings	**$44,508**	$ 760,984	5.85

We will continue to seek SBA funding to the extent it offers attractive rates. SBA financing subjects its recipients to limits on the amount of secured bank debt they may incur. We use SBA funding to fund loans that qualify under Small Business Investment Act (SBIA) and SBA regulations. We believe that financing operations primarily with short-term floating rate secured bank debt has generally decreased our interest expense, but has also increased our exposure to the risk of increases in market interest rates, which we mitigate with certain interest rate strategies. At December 31, 2009, 2008, and 2007, short-term floating rate debt constituted 70%, 78%, and 78% of total debt, and was 36%, 44%, and 51% on a fully managed basis including the borrowings of Medallion Bank.

Factors Affecting Net Assets

Factors that affect our net assets include net realized gain or loss on investments and change in net unrealized appreciation or depreciation on investments. Net realized gain or loss on investments is the difference between the proceeds derived upon sale or foreclosure of a loan or an equity investment and the cost basis of such loan or equity investment. Change in net unrealized appreciation or depreciation on investments is the amount, if any, by which our estimate of the fair value of our investment portfolio is above or below the previously established fair value or the cost basis of the portfolio. Under the 1940 Act and the SBIA, our loan portfolio and other investments must be recorded at fair value.

Unlike certain lending institutions, we are not permitted to establish reserves for loan losses, but adjust quarterly the valuation of the loan portfolio to reflect our estimate of the current value of the total loan portfolio. Since no ready market exists for our loans, fair value is subject to our good faith determination. In determining such fair value, we and our Board of Directors consider factors such as the financial condition of its borrowers and the adequacy of their collateral. Any change in the fair value of portfolio loans or other investments as determined by us is reflected in net unrealized depreciation or appreciation of investments and affects net increase in net assets resulting from operations but has no impact on net investment income or distributable income.

Our investment in Medallion Bank, as a wholly-owned portfolio investment, is also subject to quarterly assessments of fair value. We conduct a thorough valuation analysis as described previously, and determine whether any factors give rise to valuation different than recorded book value, including various regulatory restrictions that were established at Medallion Bank's inception, by the FDIC and State of Utah, and also by additional marketplace restrictions, such as the ability to transfer industrial bank charters. As a result of this valuation process, we used Medallion Bank's actual results of operations as the best estimate of changes in fair value, and recorded the results as a component of unrealized appreciation (depreciation) on investments, although changes in these restrictions and other applicable factors could change these conclusions in the future.

Consolidated Results of Operations

For the Years Ended December 31, 2009 and 2008

Net increase in net assets resulting from operations was $1,022,000 or $0.06 per diluted common share in 2009, down $14,226,000 or 93% from $15,248,000 or $0.86 per share in 2008, primarily reflecting $9,342,000 of charges associated with writing off our investments in the SPAC's. Aside from these writeoffs, the 2009 decrease primarily reflected lower net interest income, higher operating expenses, and lower noninterest income, partially offset by higher other net realized/unrealized gains. Net investment income after income taxes was $8,180,000 or $0.46 per share in 2009, down $6,910,000 or 46% from $15,090,000 or $0.85 per share in 2008.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Investment income was $41,403,000 in 2009, down $10,881,000 or 21% from $52,284,000 a year ago, and included $1,684,000 from interest recoveries and bonuses on certain investments in 2009, compared to $4,471,000 in 2008. Also included in 2009 were $4,000,000 in dividends from Medallion Bank, compared to $6,000,000 in 2008. Excluding those items, investment income decreased $6,094,000 or 15%, primarily reflecting loan participations sold and loan prepayments, and to a lesser extent, changes in the yields earned. The yield on the investment portfolio was 7.77% in 2009, down 9% from 8.58% in 2008. Excluding the extra interest and dividends, the 2009 yield was down 2% to 6.70% from 6.86% in 2008, reflecting the general decrease in market interest rates and changes in the portfolio mix. Average investments outstanding were $533,106,000 in 2009, down 13% from $609,634,000 a year ago, primarily reflecting loan participations sold and loan prepayments.

Medallion loans were $321,915,000 at year end, down $81,049,000 or 20% from $402,964,000 a year ago, representing 68% of the investment portfolio compared to 70% a year ago, and were yielding 6.23% compared to 6.42% a year ago, a decrease of 3%. The decrease in outstandings primarily reflected sold participations and repayments. The managed medallion portfolio, which includes loans at Medallion Bank and those serviced for third parties, was $584,394,000 at year end, down $7,019,000 or 1% from $591,413,000 a year ago, reflecting the above and the strong overall portfolio growth at Medallion Bank. The commercial loan portfolio was $77,922,000 at year end, compared to $89,611,000 a year ago, a decrease of $11,689,000 or 13%, and represented 16% of the investment portfolio in both periods. The decrease reflected repayments in all portfolios. Commercial loans yielded 12.71% at year end, up 6% from 11.97% a year ago, reflecting the increased share of high-yield mezzanine loans. The net managed commercial loan portfolio, which includes loans at Medallion Bank and those serviced for or by third parties, was $136,013,000 at year end, down $31,563,000 or 19% from $167,576,000 a year ago, primarily reflecting the changes described above, decreases in the asset-based and real estate loan portfolios at Medallion Bank, and by the net increase in third party loan participations purchased. Investments in Medallion Bank and other controlled subsidiaries were $72,279,000 at year end, down $2,471,000 or 3% from $74,750,000 a year ago, primarily reflecting the writeoff of the SPAC investment, partially offset by increased investment in Medallion Bank, and our equity in the earnings of Medallion Bank, and which represented 15% of the investment portfolio, compared to 13% a year ago, and which yielded 5.53% at year end, compared to 8.22% a year ago. See Notes 3 and 10 of the consolidated financial statements for additional information about Medallion Bank and the other controlled subsidiaries. Equity investments were $3,017,000 at year end, down $255,000 or 8% from $3,272,000 a year ago, primarily reflecting portfolio depreciation, partially offset by increased equity purchases, and represented 1% of the investment portfolio at both year ends, and had a dividend yield of 2.50%, compared to 4.33% a year ago. Investment securities were zero at both year ends. See page 17 for a table that shows balances and yields by type of investment.

Interest expense was $16,876,000 in 2009, down $6,835,000 or 29% from $23,711,000 in 2008. The decrease in interest expense was primarily due to the decreased cost of borrowed funds, and to a lesser extent, to decreased levels of borrowings. The cost of borrowed funds was 4.03% in 2009, compared to 4.92% a year ago, a decrease of 18%, reflecting the sharp declines in interest rates as the Fed lowered rates to address the economic crisis, and that impact on the adjustable rate nature of much of our borrowings. Average debt outstanding was $418,803,000 in 2009, compared to $482,007,000 a year ago, a decrease of 13%, primarily reflecting decreased borrowings as portfolio outstandings declined. See page 40 for a table which shows average balances and cost of funds for our funding sources.

Net interest income was $24,527,000 and the net interest margin was 4.60% in 2009, down $4,046,000 or 14% from $28,573,000 a year ago, which represented a net interest margin of 4.69%, all reflecting the items discussed above.

Noninterest income, which is comprised of servicing fee income, prepayment fees, late charges, and other miscellaneous income was $3,383,000 in 2009, down $454,000 or 12% from $3,837,000 a year ago. Included in noninterest income in 2008 were unusually large prepayment penalties relating to the payoffs of several large fleets of $667,000. Excluding those prepayment penalties, noninterest income increased 7% in 2009, primarily reflecting higher servicing and other fees generated from a larger portfolio base at Medallion Bank, partially offset by lower investment partnership income distributions and audit and due diligence fees.

Operating expenses were $19,730,000 in 2009, up $2,410,000 or 14% from $17,320,000 in 2008, primarily reflecting $1,622,000 of charges associated with potential liabilities of the SPAC's. Excluding the SPAC-related charges, operating expenses increased $788,000 or 5%. Salaries and benefits expense was $10,989,000 in the year, up $300,000 or 3% from $10,689,000 in 2008, primarily reflecting an increase in salary levels and lower salary deferrals related to loan originations, partially offset by lower bonus accruals and stock compensation expense. Professional fees were $1,554,000 in 2009, down $52,000 or 3% from $1,606,000 a year ago, primarily reflecting lower accounting costs, partially offset by higher other professional and legal expenses related to various investment opportunities. Occupancy expense was $1,275,000 in 2009, up $4,000 from $1,271,000 in 2008. Other operating expenses of $5,912,000 in 2009 were up $2,158,000 or 57% from $3,754,000 a year ago, primarily reflecting $1,622,000 of charges associated with potential liabilities of the SPAC's. Excluding the SPAC-related charges, other operating expenses increased $536,000 or 14%, primarily reflecting higher travel and entertainment expense, director' fees, computer costs, and printing expenses, partially offset by lower franchise tax accruals and depreciation and amortization expenses.

Income tax expense was $0 in 2009 and 2008.

Net change in unrealized depreciation on investments was $3,023,000 in 2009, compared to appreciation of $3,904,000 in 2008, a decrease in appreciation of $6,927,000. Net change in unrealized appreciation, net of the net unrealized depreciation on Medallion Bank and the other controlled subsidiaries was appreciation of $2,648,000 in 2009, compared to $6,323,000 in 2008, resulting in decreased appreciation of $3,675,000 in 2009. Unrealized appreciation (depreciation) arises when we make valuation adjustments to the investment portfolio. When investments are sold or written off, any resulting realized gain (loss) is grossed up to reflect previously recorded unrealized components. As a result, movement between periods can appear distorted. The 2009 activity resulted from net depreciation on Medallion Bank and other controlled subsidiaries of $5,671,000, net unrealized depreciation on loans of $3,507,000, and net unrealized depreciation on equity investments of $1,573,000, partially offset by reversals of unrealized depreciation associated with fully depreciated loans which were charged off of $3,986,000, net appreciation on foreclosed property of $3,724,000, and reversals of unrealized depreciation associated with foreclosed properties that were sold of $18,000. The 2008 activity resulted from net unrealized appreciation on foreclosed property of $8,351,000 and reversals of unrealized depreciation associated with fully depreciated loans which were charged off of $5,230,000, partially offset by net unrealized depreciation on loans of $3,875,000, net depreciation on Medallion Bank and other controlled subsidiaries of $2,419,000, net unrealized depreciation on equity investments of $2,305,000, and by net reversals of unrealized appreciation associated with foreclosed properties that were sold of $1,078,000. The net appreciation or depreciation on Medallion Bank and other controlled subsidiaries described above is net of the dividends declared by them to us of $4,000,000 in 2009 and $6,000,000 in 2008, and also in 2009 includes depreciation of $6,965,000 related to the writeoffs of the SPAC investments.

Our net realized losses on investments were $4,135,000 in 2009, compared to $3,746,000 in 2008, reflecting increased losses of $389,000 in 2009. The 2009 activity reflected the reversals described in the unrealized paragraph above and net direct charge offs of $148,000, partially offset by net direct gains on the sale of foreclosed properties of $18,000. The 2008 activity reflected the reversals described above and net direct charge offs of $50,000 and net direct losses on foreclosed properties of $14,000, partially offset by net direct gains on sales of equity and other investments of $470,000.

Our net realized/unrealized losses on investments were $7,158,000 in 2009, compared to gains of $158,000 in 2008, an increase of $7,316,000 of net losses in 2009, reflecting the above.

For the Years Ended December 31, 2008 and 2007

Net increase in net assets resulting from operations was $15,248,000 or $0.86 per diluted common share in 2008, down $188,000 or 1% from $15,436,000 or $0.87 per share in 2007. The 2008 changes primarily reflected lower net realized/unrealized gains, partially offset by higher net interest and noninterest income and lower operating expenses. Net investment income after taxes was $15,090,000 or $0.85 per share in 2008, up $9,792,000 from $5,298,000 or $0.30 per share in 2007.

Investment income was $52,284,000 in 2008, up $891,000 or 2% from $51,393,000 a year ago, and included $4,471,000 from interest recoveries and bonuses on certain investments in 2008, compared to $821,000 in 2007. Also included in 2008 were $6,000,000 in dividends from Medallion Bank, compared to $5,750,000 in 2007. Excluding those items, investment income decreased $3,009,000 or 7%, primarily reflecting changes in the yields earned. The yield on the investment portfolio was 8.58% in 2008, up 2% from 8.44% in 2007. Excluding the extra interest and dividends, the 2008 yield was down 7% to 6.86% from 7.36% in 2007, reflecting the general decrease in market interest rates and changes in the portfolio mix. Average investments outstanding were $609,634,000 in 2008 up slightly from $608,626,000 a year ago, primarily reflecting loan participations sold, partly offset by growth in the medallion loan portfolio.

Medallion loans were $402,964,000 at year end, down $95,919,000 or 19% from $498,883,000 a year ago, representing 70% of the investment portfolio compared to 76% a year ago, and were yielding 6.42% compared to 7.13% a year ago, a decrease of 10%, reflecting the declining interest rate environment. The decrease in outstandings primarily reflected an increase in loan participations sold and certain fleet repayments, partially offset by portfolio growth. The managed medallion portfolio, which includes loans at Medallion Bank and those serviced for third parties, was $591,413,000 at year end, up $472,000 from $590,941,000 a year ago. The commercial loan portfolio was $89,611,000 at year end, compared to $91,782,000 a year ago, a decrease of $2,171,000 or 2%, and represented 16% of the investment portfolio, compared to 14% a year ago. The decrease primarily reflected reductions in the asset-based and other secured commercial lending portfolios, partially offset by growth in the high-yield mezzanine loan portfolio. Commercial loans yielded 11.97% at year end, down 1% from 12.12% a year ago, reflecting the market rate decreases. The net managed commercial portfolio, which includes loans at Medallion Bank and those serviced for or by third parties, was $167,576,000 at year end, up $593,000 from $166,983,000 a year ago, primarily reflecting growth in the high-yield mezzanine loan portfolio, partially offset by the net decrease in third party loan participations purchased. Investments in Medallion Bank and other controlled subsidiaries were $74,750,000 at year end, up $17,249,000 or 30% from $57,501,000 a year ago, primarily reflecting the increase in investments in the SPAC and Medallion Bank, and our equity in the earnings of Medallion Bank, and which represented 13% of the investment portfolio compared to 9% a year ago, and which yielded 8.22% at year end, compared to 13.64% a year ago. See Notes 3 and 10 of the consolidated financial statements for additional information about Medallion Bank and the other controlled subsidiaries. Equity investments were $3,272,000 at year end, down $1,608,000 or 33% from $4,880,000 a year ago, primarily reflecting portfolio depreciation, partially offset by increased equity purchases, and represented 1% of the investment portfolio at both year ends, and had a dividend yield of 4.33%, compared to 4.70% a year ago. Investment securities were zero at both year ends. See page 17 for a table that shows balances and yields by type of investment.

Interest expense was $23,711,000 in 2008, down $6,993,000 or 23% from $30,704,000 in 2007. The decrease in interest expense was primarily due to the decreased cost of borrowed funds. The cost of borrowed funds was 4.92% in 2008, compared to 6.24% a year ago, a decrease of 21%, reflecting the peak in rates during 2007, and their subsequent decline as the Fed lowered interest rates, and that

Management's Discussion and Analysis of Financial Condition and Results of Operations

impact on the adjustable rate nature of much of our borrowings. Average debt outstanding was $482,007,000 in 2008, compared to $492,022,000 a year ago, a decrease of 2%, reflecting changes in the levels of borrowings used to fund portfolio investments. See page 23 for a table which shows average balances and cost of funds for our funding sources.

Net interest income was $28,573,000 and the net interest margin was 4.69% in 2008, up $7,884,000 or 38% from $20,689,000 a year ago, which represented a net interest margin of 3.40%, all reflecting the items discussed above.

Noninterest income, which is comprised of servicing fee income, prepayment fees, late charges, and other miscellaneous income was $3,837,000 in 2008, up $1,393,000 or 57% from $2,444,000 a year ago. Included in noninterest income in 2008 were unusually large prepayment penalties relating to the payoffs of several large fleets of $667,000. Excluding those prepayment penalties, noninterest income increased 28% in 2008, primarily reflecting higher servicing fees generated from the portfolio base, other prepayment penalties, and investment partnership income distributions.

Operating expenses were $17,320,000 in 2008, down $515,000 or 3% from $17,835,000 in 2007. Salaries and benefits expense was $10,689,000 in the year, up $497,000 or 5% from $10,192,000 in 2007, primarily reflecting higher staffing and salary levels, partially offset by lower bonus accruals, higher salary deferrals related to loan originations, and lower stock compensation expense. Professional fees were $1,606,000 in 2008, down $997,000 or 38% from $2,603,000 a year ago, primarily reflecting higher 2007 costs related to investment projects under consideration, higher accounting costs, including costs related to deconsolidating Medallion Bank and for consultant services for operational reviews, and higher legal expenses. Rent expense was $1,271,000 in 2008, down $82,000 or 6% from $1,353,000 in 2007, primarily reflecting catch up rent reimbursements received from an unconsolidated portfolio company. Other operating expenses of $3,754,000 in 2008 were up $67,000 or 2% from $3,687,000 a year ago, reflecting higher directors' fees, franchise tax accruals, and travel and entertainment expense, partially offset by lower loan collections costs, office expense, and insurance expense.

Income tax expense was $0 in 2008 and 2007.

Net change in unrealized appreciation on investments was $3,904,000 in 2008, compared to depreciation of $4,034,000 in 2007, an increase of $7,938,000 in appreciation in 2008. Net change in unrealized appreciation, net of the net unrealized appreciation or depreciation on Medallion Bank and the other controlled subsidiaries was $6,323,000 in 2008, compared to depreciation of $6,326,000 in 2007, resulting in increased appreciation of $12,649,000 in 2008. Unrealized appreciation (depreciation) arises when we make valuation adjustments to the investment portfolio. When investments are sold or written off, any resulting realized gain (loss) is grossed up to reflect previously recorded unrealized components. As a result, movement between periods can appear distorted. The 2008 activity resulted from net unrealized appreciation on foreclosed property of $8,351,000 and reversals of unrealized depreciation associated with fully depreciated loans which were charged off of $5,230,000, partially offset by net unrealized depreciation on loans of $3,875,000, net depreciation on Medallion Bank and other controlled subsidiaries of $2,419,000, net unrealized depreciation on equity investments of $2,305,000, and by net reversals of unrealized appreciation a ssociated with foreclosed properties that were sold of $1,078,000. The 2007 activity resulted from reversals of unrealized appreciation associated with equity investments that were sold of $11,647,000, net unrealized depreciation on loans of $4,246,000, and reversals of unrealized appreciation associated with foreclosed properties that were sold of $1,336,000, partially offset by net unrealized appreciation on foreclosed property of $8,076,000, net appreciation on Medallion Bank and other controlled subsidiaries of $2,292,000, net unrealized appreciation on equity investments of $1,994,000, and by reversals of unrealized depreciation associated with fully depreciated loans which were charged off of $833,000. The net appreciation or depreciation on Medallion Bank and other controlled subsidiaries described above is net of dividends declared by them to Medallion Financial of $6,000,000 in 2008 and $5,750,000 in 2007.

Our net realized losses on investments were $3,746,000 in 2008, compared to gains of $14,172,000 in 2007. The 2008 activity reflected the reversals described in the unrealized paragraph above and net direct charge offs of $50,000 and net direct losses on foreclosed properties of $14,000, partially offset by net direct gains on sales of equity and other investments of $470,000. The 2007 activity reflected the above and net direct gains on sales of equity and other investments of $1,999,000 and net direct recoveries of $23,000.

The Company's net realized/unrealized gains on investments were $158,000 in 2008 and $10,138,000 in 2007, reflecting the above.

Asset/Liability Management

Interest Rate Sensitivity

We, like other financial institutions, are subject to interest rate risk to the extent that our interest-earning assets (consisting of medallion, commercial, and consumer loans; and investment securities) reprice on a different basis over time in comparison to our interest-bearing liabilities (consisting primarily of credit facilities with banks and other lenders, bank certificates of deposit, and subordinated SBA debentures).

Having interest-bearing liabilities that mature or reprice more frequently on average than assets may be beneficial in times of declining interest rates, although such an asset/liability structure may result in declining net earnings during periods of rising interest rates. Abrupt increases in market rates of interest may have an adverse impact on our earnings until we are able to originate new loans at the higher prevailing interest rates. Conversely, having interest-earning assets that mature or reprice more frequently on average than liabilities may be beneficial in times of rising interest rates, although this asset/liability structure may result in declining net earnings during periods of falling interest rates. This mismatch between maturities and interest rate sensitivities of our interest-earning assets and interest-bearing liabilities results in interest rate risk.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The effect of changes in interest rates is mitigated by regular turnover of the portfolio. Based on past experience, we anticipate that approximately 40% of the taxicab medallion portfolio will mature or be prepaid each year. We believe that the average life of our loan portfolio varies to some extent as a function of changes in interest rates. Borrowers are more likely to exercise prepayment rights in a decreasing interest rate environment because the interest rate payable on the borrower's loan is high relative to prevailing interest rates. Conversely, borrowers are less likely to prepay in a rising interest rate environment. However, borrowers may prepay for a variety of other reasons, such as to monetize increases in the underlying collateral values, particularly in the medallion loan portfolio.

In addition, we manage our exposure to increases in market rates of interest by incurring fixed-rate indebtedness, such as ten year subordinated SBA debentures, and by setting repricing intervals or the maturities of tranches drawn under the revolving lines of credit or issued as certificates of deposit, for terms of up to five years. We had outstanding SBA debentures of $88,250,000 with a weighted average interest rate of 6.09%, constituting 23% of our total indebtedness as of December 31, 2009. Also, as of December 31, 2009, portions of the adjustable rate debt with banks repriced at intervals of as long as 34 months, and certain of the certificates of deposit were for terms of up to 35 months, further mitigating the immediate impact of changes in market interest rates.

A relative measure of interest rate risk can be derived from our interest rate sensitivity gap. The interest rate sensitivity gap represents the difference between interest-earning assets and interest-bearing liabilities, which mature and/or reprice within specified intervals of time. The gap is considered to be positive when repriceable assets exceed repriceable liabilities, and negative when repriceable liabilities exceed repriceable assets. A relative measure of interest rate sensitivity is provided by the cumulative difference between interest sensitive assets and interest sensitive liabilities for a given time interval expressed as a percentage of total assets.

The following table presents our interest rate sensitivity gap at December 31, 2009, compared to the respective positions at the end of 2008 and 2007. The principal amount of interest earning assets is assigned to the time frame in which such principal amounts are contractually obligated to be repriced. We have not reflected an assumed annual prepayment rate for such assets in this table.

	December 31, 2009 Cumulative Rate Gap [1]							
(Dollars in thousands)	*Less Than 1 Year*	*More Than 1 and Less Than 2 Years*	*More Than 2 and Less Than 3 Years*	*More Than 3 and Less Than 4 Years*	*More Than 4 and Less Than 5 Years*	*More Than 5 and Less Than 6 Years*	*Thereafter*	*Total*
Earning assets								
Floating-rate	**$ 12,087**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ 12,087**
Adjustable rate	**30,208**	**27,129**	**7,572**	**—**	**—**	**—**	**—**	**64,909**
Fixed-rate	**31,128**	**97,400**	**114,983**	**48,344**	**22,426**	**8,367**	**4,468**	**327,117**
Cash 33,401	**—**	**—**	**—**	**—**	**—**	**—**	**33,401**	
Total earning assets	**$ 106,824**	**$ 124,529**	**$122,555**	**$48,344**	**$ 22,426**	**$ 8,367**	**$4,468**	**$ 437,514**
Interest bearing liabilities								
Revolving lines of credit	$ 197,362	$ —	$ —	$ —	$ —	$ —	$ —	$ 197,362
SBA debentures	—	17,985	13,500	19,450	13,500	9,250	14,565	88,250
Notes payable to banks	38,798	16,579	8,533	—	—	—	—	63,910
Preferred securities	—	—	33,000	—	—	—	—	33,000
Total liabilities	**$ 236,160**	**$ 34,564**	**$ 55,033**	**$ 19,450**	**$ 13,500**	**$ 9,250**	**$ 14,565**	**$382,522**
Interest rate gap	**($129,336)**	**$ 89,965**	**$ 67,522**	**$28,894**	**$ 8,926**	**($883)**	**($10,097)**	**$ 54,992**
Cumulative interest rate gap [2]	**($129,336)**	**($39,371)**	**$ 28,151**	**$ 57,045**	**$ 65,972**	**$65,089**	**$ 54,992**	—
December 31, 2008 [2]	($240,998)	($171,785)	$ 48,841	$ 57,488	$ 81,687	$ 76,954	$ 66,863	—
December 31, 2007 [2]	($278,252)	($185,966)	($21,721)	$ 77,901	$108,459	$ 96,540	$ 87,305	—

(1) The ratio of the cumulative one year gap to total interest rate sensitive assets was (30%), (46%), and (44%), as of December 31, 2009, 2008, and 2007, and was (25%), (34%), and (34%), on a combined basis with Medallion Bank.

(2) Adjusted for the medallion loan 40% prepayment assumption results in a cumulative one year negative interest rate gap and related ratio of ($34,286) or (8%) for December 31, 2009, compared to ($107,671) or (20%) and ($127,292) or (20%) for December 31, 2008 and 2007, respectively, and was ($85,130) or (9%), ($155,873) or (16%), and ($156,202) or (16%) on a combined basis with Medallion Bank.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our interest rate sensitive assets were $437,514,000 and interest rate sensitive liabilities were $382,522,000 at December 31, 2009. The one-year cumulative interest rate gap was a negative $129,336,000 or 30% of interest rate sensitive assets, compared to a negative $240,998,000 or 46% at December 31, 2008 and $278,252,000 or 44% at December 31, 2007. However, using our estimated 40% prepayment/refinancing rate for medallion loans to adjust the interest rate gap resulted in a negative gap of $34,286,000 or 8% at December 31, 2009. We seek to manage interest rate risk by originating adjustable-rate loans, by incurring fixed-rate indebtedness, by evaluating appropriate derivatives, pursuing securitization opportunities, and by other options consistent with managing interest rate risk.

On a combined basis with Medallion Bank, our interest rate sensitive assets were $897,963,000 and interest rate sensitive liabilities were $754,241,000 at December 31, 2009. The one-year cumulative interest rate gap was a negative $225,251,000 or 25% of interest rate sensitive assets, compared to a negative $326,687,000 or 34% and $333,855,000 or 34% at December 31, 2008 and 2007. Using our estimated 40% prepayment/refinancing rate for medallion loans to adjust the interest rate gap resulted in a negative gap of $85,130,000 or 9% at December 31, 2009.

Interest Rate Cap Agreements

The Company manages its exposure to increases in market rates of interest by periodically purchasing interest rate caps to lock in the cost of funds of its variable-rate debt in the event of a rapid run up in interest rates. During 2009, the Company entered into contracts to purchase interest rate caps on $252,000,000 notional value of principal from various multinational banks, of which $202,000,000 are active with termination dates ranging to June, 2011. The caps provide for payments to the Company if various LIBOR thresholds are exceeded during the cap terms. The caps were fully expensed in 2009 and are carried at $0 on the balance sheet, and $171,000 was recorded in interest expense for the year ended December 31, 2009. The Company had no interest rate cap agreements or other derivative instruments outstanding during 2008 and 2007.

Liquidity and Capital Resources

Our sources of liquidity are the revolving lines of credit with DZ Bank, Citibank, and Sterling Bank, unfunded commitments from the SBA for long-term debentures that are issued to or guaranteed by the SBA, loan amortization and prepayments, private issuances of debt securities, and participations or sales of loans to third parties. As a RIC, we are required to distribute at least 90% of our investment company taxable income; consequently, we have primarily relied upon external sources of funds to finance growth. Trust III's $200,000,000 revolving line of credit with DZ Bank had $16,610,000 of availability. Trust II's $35,000,000 line with Citibank had availability of $21,027,000 as of December 31, 2009, which after commitment reductions in January and February 2010 was fully paid off in March 2010. Medallion Capital had $8,500,000 of additional funding commitments with the SBA, which requires capital contributions from us of up to $4,250,000. Since SBA financing subjects its recipients to certain regulations, we will seek funding at the subsidiary level to maximize its benefits. Lastly, $8,957,000 was available under revolving credit agreements with commercial banks, and approximately $242,000 was available under our margin loans.

Additionally, Medallion Bank, our wholly-owned, unconsolidated portfolio company has access to independent sources of funds for our business originated there, primarily through brokered certificates of deposit. At the current required capital levels, it is expected, although there can be no guarantee, that deposits of approximately $135,500,000 could be raised by Medallion Bank to fund future loan origination activities, and Medallion Bank also has $30,000,000 available under Fed Funds lines with several commercial banks. In addition, Medallion Bank, as a non-RIC subsidiary of ours, is allowed to retain all earnings in the business to fund future growth.

The components of our debt were as follows at December 31, 2009. See note 4 to the consolidated financial statements on page F-17 for details of the contractual terms of our borrowings.

(Dollars in thousands)	*Balance*	*Percentage*	*Rate* (1)
Revolving lines of credit	$ 197,362	52%	1.32%
SBA debentures	88,250	23	6.09
Notes payable to banks	63,910	17	4.48
Preferred securities	33,000	8	7.68
Total outstanding debt	$382,522	100%	3.50
Deposits at Medallion Bank	371,719	—	1.85%
Total outstanding debt, including Medallion Bank	$754,241	—	2.69

(1) Weighted average contractual rate as of December 31, 2009.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our contractual obligations expire on or mature at various dates through September 2037. The following table shows all contractual obligations at December 31, 2009.

	Payments due by period						
(Dollars in thousands)	*Less than 1 year*	*1 – 2 years*	*2 – 3 years*	*3 – 4 years*	*4 – 5 years*	*More than 5 years*	*Total*
Revolving lines of credit	$ 13,972	$ —	$ —	$ 183,390	$ —	$ —	$ 197,362
SBA debentures	—	17,985	13,500	19,450	13,500	23,815	88,250
Notes payable to banks	19,700	35,813	8,397	—	—	—	63,910
Preferred securities	—	—	—	—	—	33,000	33,000
Total	**$ 33,672**	**$ 53,798**	**$21,897**	**$202,840**	**$13,500**	**$56,815**	**$382,522**
Deposits at Medallion Bank	260,069	95,636	16,014	—	—	—	371,719
Total, including Medallion Bank	**$293,741**	**$149,434**	**$ 37,911**	**$202,840**	**$13,500**	**$56,815**	**$754,241**

We value our portfolio at fair value as determined in good faith by management and approved by the Board of Directors in accordance with our valuation policy. Unlike certain lending institutions, we are not permitted to establish reserves for loan losses. Instead, we must value each individual investment and portfolio loan on a quarterly basis. We record unrealized depreciation on investments and loans when we believe that an asset has been impaired and full collection is unlikely. We record unrealized appreciation on equities if we have a clear indication that the underlying portfolio company has appreciated in value and, therefore, our equity investment has also appreciated in value. Without a readily ascertainable market value, the estimated value of our portfolio of investments and loans may differ significantly from the values that would be placed on the portfolio if there existed a ready market for the investments. We adjust the valuation of the portfolio quarterly to reflect management's estimate of the current fair value of each investment in the portfolio. Any changes in estimated fair value are recorded in our statement of operations as net unrealized appreciation (depreciation) on investments. Our investment in Medallion Bank, as a wholly-owned portfolio investment, is also subject to quarterly assessments of its fair value. We conduct a thorough valuation analysis as described previously, and determine whether any factors give rise to valuation different than recorded book value. As a result of this valuation process, we used Medallion Bank's actual results of operations as the best estimate of changes in fair value, and recorded the result as a component of unrealized appreciation (depreciation) on investments, although changes in these restrictions and other applicable factors could change these conclusions in the future.

In addition, the illiquidity of our loan portfolio and investments may adversely affect our ability to dispose of loans at times when it may be advantageous for us to liquidate such portfolio or investments. In addition, if we were required to liquidate some or all of the investments in the portfolio, the proceeds of such liquidation may be significantly less than the current value of such investments. Because we borrow money to make loans and investments, our net operating income is dependent upon the difference between the rate at which we borrow funds and the rate at which we invest these funds. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our interest income. In periods of sharply rising interest rates, our cost of funds would increase, which would reduce our net operating income before net realized and unrealized gains. We use a combination of long-term and short-term borrowings and equity capital to finance our investing activities. Our long-term fixed-rate investments are financed primarily with short-term floating-rate debt, and to a lesser extent by term fixed-rate debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. Such techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. We have analyzed the potential impact of changes in interest rates on net interest income. Assuming that the balance sheet were to remain constant and no actions were taken to alter the existing interest rate sensitivity, and including the impact on Medallion Bank, a hypothetical immediate 1% increase in interest rates would have positively impacted net increase in net assets resulting from operations as of December 31, 2009 by approximately $1,149,000 on an annualized basis, compared to a negative impact of $1,702,000 at December 31, 2008, and the impact of such an immediate increase of 1% over a one year period would have been ($1,943,000) at December 31, 2009, compared to ($2,831,000) for December 31, 2008. Although management believes that this measure is indicative of our sensitivity to interest rate changes, it does not adjust for potential changes in credit quality, size, and composition of the assets on the balance sheet, and other business developments that could affect net increase in net assets resulting from operations in a particular quarter or for the year taken as a whole. Accordingly, no assurances can be given that actual results would not differ materially from the potential outcome simulated by these estimates.

We continue to work with investment banking firms and other financial intermediaries to investigate the viability of a number of other financing options which include, among others, the sale or spin off certain assets or divisions, the development of a securitization conduit program, and other independent financing for certain subsidiaries or asset classes. These financing options would also provide additional sources of funds for both external expansion and continuation of internal growth.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following table illustrates sources of available funds for us and each of our subsidiaries, and amounts outstanding under credit facilities and their respective end of period weighted average interest rates at December 31, 2009. See note 4 to the consolidated financial statements for additional information about each credit facility.

(Dollars in thousands)	*The Company*	*MFC*	*MCI*	*MBC*	*FSVC*	*UTAH*	*Total*	*12/31/2008*
Cash	$ 9,680	$ 4,959	$ 4,920	$2,200	$11,642	$ —	**$ 33,401**	**$ 32,075**
Bank loans	37,572	35,295	—	—	—	—	**72,867**	28,000
Amounts undisbursed	2,100	6,857	—	—	—	—	**8,957**	13,000
Amounts outstanding	35,472	28,438	—	—	—	—	**63,910**	26,542
Average interest rate	4.09%	4.97%	—	—	—	—	**4.48%**	4.47%
Maturity	5/10–7/12	5/10–11/12	—	—	—	—	**5/10–11/12**	7/09–7/11
Preferred securities	33,000	—	—	—	—	—	**33,000**	33,000
Average interest rate	7.68%	—	—	—	—	—	**7.68%**	7.68%
Maturity	9/37	—	—	—	—	—	**9/37**	9/37
Lines of credit [1]	—	235,000	—	—	—	—	**235,000**	425,000
Amounts undisbursed	—	37,638	—	—	—	—	**37,638**	110,142
Amounts outstanding	—	197,362	—	—	—	—	**197,362**	314,858
Average interest rate	—	1.32%	—	—	—	—	**1.32%**	3.28%
Maturity	—	5/10–12/13	—	—	—	—	**5/10–12/13**	11/09–12/13
Margin loan	—	—	—	—	—	—	—	—
Average interest rate	—%	—	—	—	—	—	**—%**	—%
Maturity	N/A	—	—	—	—	—	**N/A**	N/A
SBA debentures	—	—	46,750	—	50,000	—	**96,750**	96,750
Amounts undisbursed	—	—	8,500	—	—	—	**8,500**	8,500
Amounts outstanding	—	—	38,250	—	50,000	—	**88,250**	88,250
Average interest rate	—	—	6.10%	—	6.09%	—	**6.09%**	6.10%
Maturity	—	—	9/11–9/18	—	9/11–3/19	—	**9/11–3/19**	9/11-3/19
Total cash and amounts remaining undisbursed under credit facilities	$11,780	$ 49,454	$13,420	$2,200	$11,642	$ —	**$ 88,496**	$163,717
Total debt outstanding	$68,472	$225,800	$38,250	$ —	$50,000	$ —	**$382,522**	$462,650
Including Medallion Bank								
Cash	—	—	—	—	—	$ 13,340	**$ 13,340**	$ 9,401
Certificates of deposit	—	—	—	—	—	371,719	**371,719**	366,408
Average interest rate	—	—	—	—	—	1.85%	**1.85%**	3.85%
Maturity	—	—	—	—	—	1/10–12/12	**1/10–12/12**	1/09–11/11
Total cash and amounts remaining undisbursed under credit facilities	$11,780	$ 49,454	$13,420	$2,200	$11,642	$ 13,340	**$ 101,836**	$173,107
Total debt outstanding	$68,472	$225,800	$38,250	$ —	$50,000	$371,719	**$754,241**	$829,058

(1) In November 2009, Citibank extended the line of credit to May 2010 at a reduced commitment amount of $35,000,000 and higher borrowing costs of 250 bps over the commercial paper rate, compared to 90 bps previously. The line was paid off in March 2010.

Loan amortization, prepayments, and sales also provide a source of funding for us. Prepayments on loans are influenced significantly by general interest rates, medallion loan market values, economic conditions, and competition.

Based on current market conditions, we believe Citibank may not extend the credit facility beyond its current maturity date in May 2010, and as a result, it was paid in full in March 2010. We have available liquidity of $16,610,000 under our revolving credit agreement with DZ Bank as of December 31, 2009. We also generate liquidity through deposits generated at Medallion Bank, borrowing arrangements with other banks, and through the issuance of SBA debentures, as well as from cash flow from operations. In addition, we may choose to participate a greater portion of our loan portfolio to third parties. We are actively seeking additional sources of liquidity, including sources of liquidity to repay our borrowings under the Citibank facility; however, given current market conditions, we cannot assure you that we will be able to secure additional liquidity on terms favorable to us or at all. If that occurs, we may decline to underwrite lower yielding loans in order to conserve capital until credit conditions in the market become more favorable; or we may be required to dispose of assets when we would not otherwise do so, and at prices which may be below the net book value of such assets in order for us to repay indebtedness on a timely basis. Also, Medallion Bank is not a RIC, and therefore is able to retain earnings to finance growth.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recently Issued Accounting Standards

In January 2010, the FASB issued Accounting Standards Update 2010-06, "Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements" (FASB ASU 2010-06). FASB ASU 2010-06 amends Subtopic 820-10, Fair Value Measurements and Disclosures – Overall, and requires new disclosures related to the transfers in and out of Level 1 and 2, as well as requiring that a reporting entity present separately information about purchases, sales, issuances, and settlements rather than as one net number. Additionally, FASB ASU 2010-06 amends Subtopic 820-10 by clarifying existing disclosures related to level of disaggregation as well as disclosures about inputs and valuation techniques. FASB ASU 2010-06 is effective for reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, these disclosures are effective for reporting periods beginning after December 15, 2010. The Company does not expect adoption of FASB ASU 2010-06 to have an impact on its financial condition or results of operations.

In January 2010, the FASB issued Accounting Standards Update 2010-02, "Consolidation (Topic 810), Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification" (FASB ASU 2010-02). FASB ASU 2010-02 amends Subtopic 810-10, Consolidation – Overall, and related guidance within US GAAP to clarify that the scope of the decrease in ownership provisions of the Subtopic and related guidance applies to a subsidiary or group of assets that is a business activity, a subsidiary that is a business activity that is transferred to an equity method investee or joint venture, and an exchange of a group of assets that constitutes a business activity for a noncontrolling interest in an entity. FASB ASU 2010-02 also clarifies certain situations which do not constitute a decrease in ownership as it relates to Subtopic 810-10. FASB ASU 2010-02 is effective for reporting periods ending on or after December 15, 2009. The Company has adopted the provisions of ASU 2010-02 and the adoption has not had an impact on its financial condition or results of operations.

In September 2009, the FASB issued Accounting Standards Update 2009-12, "Fair Value Measurements and Disclosures (Topic 820), Investments in Certain Entities That Calculate Net Asset value per Share or its Equivalent" (FASB ASU 2009-12). FASB ASU 2009-12 amends Subtopic 820-10, Fair Value Measurements and Disclosures – Overall, and permits in certain circumstances a reporting entity to measure the fair value of an investment on the basis of the net asset value per share of the investment. Additionally, the update requires additional disclosures such as the nature of any restrictions on the investor's ability to redeem its investments at the measurement date, any unfunded commitments and the investment strategies of the investees. FASB ASU 2009-12 is effective for reporting periods ending after December 15, 2009 with early adoption permitted. The Company does not expect adoption of FASB ASU 2009-12 to have a material impact on its financial condition or results of operations.

In August 2009, the FASB issued Accounting Standards Update 2009-05, "Fair Value Measurements and Disclosures (Topic 820), Measuring Liabilities at Fair Value" (FASB ASU 2009-05). FASB ASU 2009-05 provides amendments to subtopic 820-10, Fair Value Measurements and Disclosures – Overall, clarifies the techniques a reporting entity should use in valuing a liability in circumstances where a quoted price in an active market for an identical liability is not available, as well as clarifying that the requirements needed for Level 1 fair value measurements when the quoted price of an identical liability is utilized. FASB ASU 2009-05 is effective for the first reporting period beginning after issuance. The Company has adopted the provisions of FASB ASU 2009-05 and the adoption has not had a material impact on its financial condition or results of operations.

In June 2009, the FASB issued an update to ASC Topic 860, "Transfer and Servicing," which among other things, removes the concept of a qualifying special-purpose entity, and changes the requirements for derecognizing financial assets. Additionally, the update requires additional disclosures about transfers of financial assets, including securitization transactions and areas where companies have continued exposure to the risks related to transferred financial assets. The update is effective for annual reporting periods beginning after November 15, 2009. The Company is currently evaluating the impact that the update will have on the consolidated financial statements.

In June 2009, the FASB issued an update to ASC Topic 810, "Consolidation," which, among other things, (i) require an entity to perform an analysis to determine whether an entity's variable interest or interests give it a controlling financial interest in a variable interest entity; (ii) require ongoing reassessments of whether an entity is the primary beneficiary of a variable interest entity, and eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity; (iii) amend certain guidance for determining whether an entity is a variable interest entity; and (iv) require enhanced disclosure that will provide users of financial statements with more transparent information about an entity's involvement in a variable interest entity. The update is effective for interim and annual periods beginning after November 15, 2009. The Company does not expect the adoption of the update to have a material impact on its financial condition or results of operations.

In April 2009, the FASB issued an update to ASC Topic 805, "Business Combinations." The update amends and clarifies ASC Topic 805 to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement, and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The update is effective for assets and liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company has adopted this update which has not had a material impact on its financial condition or results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Important Information Relating to Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in such statements. In connection with certain forward-looking statements contained in this Form 10-K and those that may be made in the future by or on behalf of the Company, the Company notes that there are various factors that could cause actual results to differ materially from those set forth in any such forward-looking statements. The forward-looking statements contained in this Form 10-K were prepared by management and are qualified by, and subject to, significant business, economic, competitive, regulatory, and other uncertainties and contingencies, all of which are difficult or impossible to predict, and many of which are beyond control of the Company. Accordingly, there can be no assurance that the forward-looking statements contained in this Form 10-K will be realized or that actual results will not be significantly higher or lower. The statements have not been audited by, examined by, compiled by, or subjected to agreed-upon procedures by independent accountants, and no third-party has independently verified or reviewed such statements. Readers of this Form 10-K should consider these facts in evaluating the information contained herein. In addition, the business and operations of the Company are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements contained in this Form 10-K. The inclusion of the forward-looking statements contained in this Form 10-K should not be regarded as a representation by the Company or any other person that the forward-looking statements contained in this Form 10-K will be achieved. In light of the foregoing, readers of this Form 10-K are cautioned not to place undue reliance on the forward-looking statements contained herein. These risks and others that are detailed in this Form 10-K and other documents that the Company files from time to time with the Securities and Exchange Commission, including quarterly reports on Form 10-Q, and any current reports on Form 8-K must be considered by any investor or potential investor in the Company.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Based on its assessment and those criteria, management believes that we maintained effective internal control over financial reporting as of December 31, 2009.

We believe that the consolidated financial statements included in this report fairly represent our consolidated financial position and consolidated results of operations for all periods presented.

Our Independent Registered Public Accounting Firm, Weiser LLP, has audited and issued a report on management's assessment of our internal control over financial reporting. The report of Weiser LLP appears below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Medallion Financial Corp.

We have audited Medallion Financial Corp. and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company including the consolidated schedule of investments, as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in net assets, and cash flows for each of the three years in the three-year period ended December 31, 2009, and the selected financial ratios and other data for each of the five years in the five-year period ended December 31, 2009 and our report dated March 12, 2010 expressed an unqualified opinion on those consolidated financial statements.

Weiser LLP
New York, New York
March 12, 2010

Consolidated Statements of Operations

Year Ended December 31, (Dollars in thousands, except per share data)	*2009*	*2008*	*2007*
Interest income on investments	**$36,072**	$ 44,914	$44,176
Dividends and interest income on short-term investments [(1)]	**4,151**	6,378	6,312
Medallion lease income	**1,180**	992	905
Total investment income	**41,403**	52,284	51,393
Total interest expense [(2)]	**16,876**	23,711	30,704
Net interest income	**24,527**	28,573	20,689
Total noninterest income	**3,383**	3,837	2,444
Salaries and benefits	**10,989**	10,689	10,192
Professional fees	**1,554**	1,606	2,603
Occupancy expense	**1,275**	1,271	1,353
Other operating expenses [(3)]	**5,912**	3,754	3,687
Total operating expenses	**19,730**	17,320	17,835
Net investment income before income taxes [(1)(4)]	**8,180**	15,090	5,298
Income tax (provision) benefit	**—**	—	—
Net investment income after income taxes	**8,180**	15,090	5,298
Net realized gains (losses) on investments	**(4,135)**	(3,746)	14,172
Net change in unrealized appreciation (depreciation) on investments	**2,648**	6,323	(6,326)
Net change in unrealized appreciation (depreciation) on Medallion Bank and other controlled subsidiaries	**(5,671)**	(2,419)	2,292
Net unrealized appreciation (depreciation) on investments	**(3,023)**	3,904	(4,034)
Net realized/unrealized gains (losses) on investments	**(7,158)**	158	10,138
Net increase in net assets resulting from operations	**$ 1,022**	$15,248	$15,436
Net increase in net assets resulting from operations per common share			
Basic	**$ 0.06**	$ 0.87	$ 0.88
Diluted	**$ 0.06**	$ 0.86	$ 0.87
Dividends declared per share	**$ 0.72**	$ 0.76	$ 0.76
Weighted average common shares outstanding			
Basic	**17,569,688**	17,520,966	17,480,523
Diluted	**17,691,437**	17,722,575	17,786,310

(1) Includes $4,000, $6,000, and $5,750 of dividend income in 2009, 2008, and 2007 from Medallion Bank.

(2) Average borrowings outstanding were $418,803, $482,007, and $492,022, and the related average borrowing costs were 4.03%, 4.92%, and 6.24% for the years ended December 31, 2009, 2008, and 2007.

(3) Includes $1,622,000 of costs related to the winding up of operations of the SPAC's. See notes 10 and 12 for additional information.

(4) Includes $2,871, $2,493, and $2,027 of net revenues received from Medallion Bank for the years ended December 31, 2009, 2008, and 2007 primarily for servicing fees, loan origination fees, and expense reimbursements. See notes 3 and 10 for additional information.

The accompanying notes should be read in conjunction with these consolidated financial statements.

Consolidated Balance Sheets

(Dollars in thousands, except per share data)	*December 31, 2009*	*December 31, 2008*
Assets		
Medallion loans, at fair value	**$321,915**	$402,964
Commercial loans, at fair value [1]	**77,922**	89,611
Investment in Medallion Bank and other controlled subsidiaries, at fair value	**72,279**	74,750
Equity investments, at fair value	**3,017**	3,272
Investment securities, at fair value	—	—
Net investments ($261,332 at December 31, 2009 and $347,517 at December 31, 2008 pledged as collateral under borrowing arrangements)	**475,133**	570,597
Cash and cash equivalents (**$0 at December 31, 2009** and 2008 restricted as to use by lender)	**33,401**	32,075
Accrued interest receivable	**1,661**	2,149
Fixed assets, net	**302**	411
Goodwill, net	**5,069**	5,069
Other assets, net	**39,608**	36,404
Total assets	**$555,174**	$646,685
Liabilities		
Accounts payable and accrued expenses [2]	**$ 7,468**	$ 7,074
Accrued interest payable	**2,207**	2,015
Funds borrowed	**382,522**	462,650
Total liabilities	**392,197**	471,739
Commitments and contingencies	—	—
Shareholders' equity (net assets)		
Preferred stock (1,000,000 shares of $0.01 par value stock authorized – none outstanding)	—	—
Common stock (50,000,000 shares of $0.01 par value stock authorized – **18,990,119 shares at December 31, 2009** and 18,963,466 shares at December 31, 2008 issued)	**190**	190
Treasury stock at cost (**1,414,242 shares at December 31, 2009** and 2008)	**(13,012)**	(13,012)
Capital in excess of par value	**178,845**	178,482
Accumulated undistributed net investment loss	**(9,665)**	(1,650)
Accumulated undistributed net realized gains on investments	—	—
Net unrealized appreciation on investments	**6,619**	10,936
Total shareholders' equity (net assets)	**162,977**	174,946
Total liabilities and shareholders' equity	**$555,174**	$646,685
Number of common shares outstanding	**17,575,877**	17,549,224
Net asset value per share	**$9.27**	$9.97

(1) Includes a $3,100 loan to an entity which is majority owned by one of our controlled subsidiaries.

(2) Includes $1,622,000 of costs related to the winding up of operations of the SPAC's. See notes 10 and 12 for additional information.

The accompanying notes should be read in conjunction with these consolidated financial statements.

Consolidated Statements of Changes in Net Assets

Year Ended December 31, (Dollars in thousands, except per share data)	*2009*	*2008*	*2007*
Net investment income after income taxes	**$ 8,180**	$ 15,090	$ 5,298
Net realized gains (losses) on investments	**(4,135)**	(3,746)	14,172
Net unrealized appreciation (depreciation) on investments	**(3,023)**	3,904	(4,034)
Net increase in net assets resulting from operations	**1,022**	15,248	15,436
Investment income, net	**(13,060)**	(13,276)	(6,085)
Realized gain from investment transactions, net	**(295)**	(38)	(7,200)
Dividends and distributions to shareholders [1]	**(13,355)**	(13,314)	(13,285)
Stock options	**364**	663	971
Treasury stock acquired	**—**	(74)	(327)
Capital share transactions	**364**	589	644
Total increase (decrease) in net assets	**(11,969)**	2,523	2,795
Net assets at the beginning of the year	**174,946**	172,423	169,628
Net assets at the end of the year [2]	**$ 162,977**	$ 174,946	$ 172,423
Capital share activity			
Common stock issued, beginning of year	**18,963,466**	18,902,416	18,799,766
Exercise of stock options	**26,653**	61,050	102,650
Common stock issued, end of year	**18,990,119**	18,963,466	18,902,416
Treasury stock, beginning of year	**(1,414,242)**	(1,406,551)	(1,373,351)
Treasury stock acquired	**—**	(7,691)	(33,200)
Treasury stock, end of year	**(1,414,242)**	(1,414,242)	(1,406,551)
Common stock outstanding	**17,575,877**	17,549,224	17,495,865

(1) Dividends paid were $0.76, $0.76, and $0.76 per share for the years ended December 31, 2009, 2008, and 2007.

(2) Includes $5,160, $1,360, and $2,739 of undistributed net investment income and $0, $0, and $0 of undistributed net realized gains on investments at December 31, 2009, 2008, and 2007.

The accompanying notes should be read in conjunction with these consolidated financial statements.

Consolidated Statements of Cash Flows

Year ended December 31, (Dollars in thousands)	*2009*	*2008*	*2007*
Cash Flows From Operating Activities			
Net increase in net assets resulting from operations	**$ 1,022**	$ 15,248	$ 15,436
Adjustments to reconcile net increase in net assets resulting from operations to net cash provided by operating activities:			
Depreciation and amortization	**1,718**	1,472	1,421
(Accretion) amortization of origination costs	**(57)**	363	495
Increase in net unrealized (appreciation) depreciation on investments	**(2,648)**	(6,323)	6,326
Increase in unrealized (appreciation) depreciation on Medallion Bank and other controlled subsidiaries	**5,671**	2,419	(2,292)
Net realized (gains) losses on investments	**4,135**	3,746	(14,172)
Stock-based compensation expense	**234**	310	323
(Increase) decrease in accrued interest receivable	**488**	300	(272)
Increase in other assets, net	**(1,223)**	(3,085)	(4,072)
Increase (decrease) in accounts payable and accrued expenses	**394**	2,870	(854)
Increase (decrease) in accrued interest payable	**191**	(72)	312
Net cash provided by operating activities	**9,925**	17,248	2,651
Cash Flows From Investing Activities			
Investments originated	**(174,868)**	(248,950)	(329,955)
Proceeds from principal receipts, sales, and maturities of investments	**262,970**	342,523	275,468
Investments in Medallion Bank and other controlled subsidiaries, net	**(3,200)**	(19,026)	(4,761)
Capital expenditures	**(149)**	(240)	(488)
Net cash provided by (used for) investing activities	**84,753**	74,307	(59,736)
Cash Flows From Financing Activities			
Proceeds from funds borrowed	**286,284**	518,219	361,881
Repayments of funds borrowed	**(366,411)**	(609,118)	(308,777)
Issuance of SBA debentures	—	11,000	—
Issuance of Trust preferred securities	—	—	35,000
Proceeds from exercise of stock options	**130**	353	648
Payments of declared dividends	**(13,355)**	(13,314)	(13,285)
Purchase of treasury stock at cost	—	(74)	(327)
Net cash provided by (used for) financing activities	**(93,352)**	(92,934)	75,140
Net Increase (Decrease) In Cash And Cash Equivalents	**1,326**	(1,379)	18,055
Cash and cash equivalents, beginning of year	**32,075**	33,454	15,399
Cash and cash equivalents, end of year	**$ 33,401**	$ 32,075	$ 33,454
Supplemental Information			
Cash paid during the year for interest	**$ 15,225**	$ 24,723	$ 29,435
Cash paid during the year for income taxes	—	—	—
Non-cash investing activities-net transfers to (from) other assets	**480**	(642)	—

The accompanying notes should be read in conjunction with these consolidated financial statements.

Notes To Consolidated Financial Statements

Note 1:
Organization of Medallion Financial Corp. and its Subsidiaries

We, Medallion Financial Corp. (the Company), are a closed-end management investment company organized as a Delaware corporation. The Company has elected to be regulated as a business development company (BDC) under the Investment Company Act of 1940, as amended (the 1940 Act). The Company conducts its business through various wholly-owned subsidiaries including its primary operating company, Medallion Funding LLC (MFC), a Small Business Investment Company (SBIC) which originates and services taxicab medallion and commercial loans.

On March 26, 2009, the Company formed a new wholly-owned New York limited liability company subsidiary, Medallion Funding LLC. On February 26, 2010, Medallion Funding Corp. merged into Medallion Funding LLC and following the merger, Medallion Funding LLC was the surviving entity and the successor-in-interest to Medallion Funding Corp.'s business. There is no business or operational change resulting from this corporate restructuring. For federal and state tax purposes, Medallion Funding LLC will be treated as a disregarded entity. Medallion Funding LLC will not independently file any tax return, but will be subsumed in the tax return of the Company. Medallion Funding LLC will maintain its status as an SBIC and a RIC.

The Company also conducts business through Medallion Capital, Inc. (MCI), an SBIC which conducts a mezzanine financing business, and Freshstart Venture Capital Corp. (FSVC), an SBIC which originates and services taxicab medallion and commercial loans. MFC, MCI, and FSVC, as SBICs, are regulated and financed in part by the Small Business Administration (SBA). The Company also conducts business through our asset-based lending division, Medallion Business Credit (MBC), an originator of loans to small businesses for the purpose of financing inventory and receivables, which prior to December 31, 2007, was a wholly-owned investment company subsidiary. On December 31, 2007, Medallion Business Credit was merged into the Company and ceased to exist as a separate legal entity.

In December 2008, MFC established a wholly-owned subsidiary, Taxi Medallion Loan Trust III (Trust III), for the purpose of owning medallion loans originated by MFC or others. Trust III is a separate legal and corporate entity with its own creditors who, in any liquidation of Trust III, will be entitled to be satisfied out of Trust III's assets prior to any value in Trust III becoming available to Trust III's equity holders. The assets of Trust III, aggregating $204,018,000 at December 31, 2009, are not available to pay obligations of its affiliates or any other party, and the assets of affiliates or any other party are not available to pay obligations of Trust III. Trust III's loans are serviced by MFC.

In June 2007, the Company established a wholly-owned subsidiary, Medallion Financing Trust I (Fin Trust) for the purpose of issuing unsecured preferred securities to investors. Fin Trust is a separate legal and corporate entity with its own creditors who, in any liquidation of Fin Trust, will be entitled to be satisfied out of Fin Trust's assets prior to any value in Fin Trust becoming available to Fin Trust's equity holders. The assets of Fin Trust, aggregating $36,170,000 at December 31, 2009, are not available to pay obligations of its affiliates or any other party, and the assets of affiliates or any other party are not available to pay obligations of Fin Trust.

In December 2006, MFC established a wholly-owned subsidiary, Taxi Medallion Loan Trust II (Trust II), for the purpose of owning medallion loans originated by MFC or others. Trust II is a separate legal and corporate entity with its own creditors who, in any liquidation of Trust II, will be entitled to be satisfied out of Trust II's assets prior to any value in Trust II becoming available to Trust II's equity holders. The assets of Trust II, aggregating $34,407,000 at December 31, 2009, are not available to pay obligations of its affiliates or any other party, and the assets of affiliates or any other party are not available to pay obligations of Trust II. Trust II's loans are serviced by MFC.

In December 2006, September 2006, and previously in June 2003, MFC through several wholly-owned and newly formed subsidiaries which, along with an existing subsidiary (together, Medallion Chicago), purchased certain City of Chicago taxicab medallions out of foreclosure which are leased to fleet operators while being held for sale.

A wholly-owned portfolio investment, Medallion Bank, a Federal Deposit Insurance Corporation (FDIC) insured industrial bank, originates medallion loans, commercial loans, and consumer loans, raises deposits, and conducts other banking activities (see Note 3). Medallion Bank was capitalized on December 16, 2003, and on December 22, 2003, the FDIC certified that the deposits of each depositor in Medallion Bank were insured to the maximum amount provided by the Federal Deposit Insurance Act and Medallion Bank opened for business. Medallion Bank is subject to competition from other financial institutions and to the regulations of certain federal and state agencies, and undergoes examinations by those agencies.

Medallion Bank is not an investment company, and therefore, is not consolidated with the Company, but instead is treated as a portfolio investment. It was initially formed for the primary purpose of originating commercial loans in three categories: 1) loans to finance the purchase of taxicab medallions (licenses), 2) asset-based commercial loans, and 3) SBA 7(a) loans. The loans are marketed and serviced by Medallion Bank's affiliates who have extensive prior experience in these asset groups. Additionally, Medallion Bank began issuing brokered certificates of deposit in January 2004, and purchased over $84,150,000 of taxicab medallion and asset-based loans from affiliates of the Company. On April 1, 2004, Medallion Bank purchased a consumer loan portfolio from an unrelated financial institution for consideration of $86,309,000. In the 2004 third quarter, Medallion Bank began originating consumer loans similar to the acquired portfolio, which are serviced by a third party.

In September 2002, MFC established a wholly-owned subsidiary, Taxi Medallion Loan Trust I (Trust), for the purpose of owning medallion loans originated by MFC or others. The Trust was a separate legal and corporate entity with its own creditors who, in any liquidation of the Trust, would have been entitled to be satisfied out of the Trust's assets prior to any value in the Trust becoming available to the Trust's equity holders. In 2009, the Trust ceased operations and its assets were reduced to $0.

Note 2: Summary of Significant Accounting Policies

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the US requires management to make estimates that affect the amounts reported in the consolidated financial statements and the accompanying notes. Accounting estimates and assumptions are those that management considers to be the most critical to an understanding of the consolidated financial statements because they inherently involve significant judgments and uncertainties. All of these estimates reflect management's best judgment about current economic and market conditions and their effects based on information available as of the date of these consolidated financial statements. If such conditions persist longer or deteriorate further than expected, it is reasonably possible that the judgments and estimates could change, which may result in future impairments of loans receivable, loans held for sale, and investments, among other effects.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, except for Medallion Bank and other portfolio investments. All significant intercompany transactions, balances, and profits have been eliminated in consolidation. As a non-investment company, Medallion Bank is not consolidated with the Company, which is an investment company under the 1940 Act. See note 3 for the presentation of financial information for Medallion Bank and other controlled subsidiaries.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original purchased maturity of three months or less to be cash equivalents. Cash balances are generally held in accounts at large national or regional banking organizations in amounts that frequently exceed the federally insured limits.

Fair Value of Assets and Liabilities

The Company follows FASB Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, (FASB ASC 820), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. FASB ASC 820 defines fair value as an exit price (i.e. a price that would be received to sell, as opposed to acquire, an asset or transfer a liability), and emphasizes that fair value is a market-based measurement. It establishes a fair value hierarchy that distinguishes between assumptions developed based on market data obtained from independent external sources and the reporting entities own assumptions. Further, it specifies that fair value measurement should consider adjustment for risk, such as the risk inherent in the valuation technique or its inputs. See also Notes 2, 15, and 16 to the consolidated financial statements.

Investment Valuation

The Company's loans, net of participations and any unearned discount, are considered investment securities under the 1940 Act and are recorded at fair value. As part of the fair value methodology, loans are valued at cost adjusted for any unrealized appreciation (depreciation). Since no ready market exists for these loans, the fair value is determined in good faith by management, and approved by the Board of Directors. In determining the fair value, the Company and Board of Directors consider factors such as the financial condition of the borrower, the adequacy of the collateral, individual credit risks, historical loss experience, and the relationships between current and projected market rates and portfolio rates of interest and maturities. Foreclosed properties, which represent collateral received from defaulted borrowers, and which are carried in other assets on the consolidated balance sheet, are valued similarly.

Equity investments (common stock and stock warrants, including certain controlled subsidiary portfolio investments) and investment securities (US Treasuries and mortgage backed bonds), in total representing 16% and 14% of the investment portfolio at December 31, 2009 and 2008, are recorded at fair value, represented as cost, plus or minus unrealized appreciation or depreciation. The fair value of investments that have no ready market are determined in good faith by management, and approved by the Board of Directors, based upon the financial condition and operating performance of the underlying investee companies as well as general market trends for businesses in the same industry. Included in equity investments were marketable securities of $1,212,000 and $1,543,000 at December 31, 2009 and 2008, and non-marketable securities of $1,805,000 and $1,729,000 in the comparable periods. The $72,279,000 and $74,750,000 related to portfolio investments in controlled subsidiaries at December 31, 2009 and 2008 were all non-marketable in each period. Because of the inherent uncertainty of valuations, management's estimates of the values of the investments may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

Our investment in Medallion Bank, as a wholly owned portfolio investment, is also subject to quarterly assessments of fair value. We conduct a thorough valuation analysis as described previously, and determine whether any factors give rise to a valuation different than recorded book value, including various regulatory restrictions that were established at Medallion Bank's inception, by the FDIC and State of Utah, and also by additional marketplace restrictions, such as on the ability to transfer industrial bank charters. As a result of this valuation process, we used Medallion Bank's actual results of operations as the best estimate of changes in- fair value, and recorded the results as a component of unrealized appreciation (depreciation) on investments, although changes in these restrictions and other applicable factors could change these conclusions in the future. See Note 3 for additional information about Medallion Bank.

Notes To Consolidated Financial Statements

A majority of the Company's investments consist of long-term loans to persons defined by SBA regulations as socially or economically disadvantaged, or to entities that are at least 50% owned by such persons. Approximately 68% and 70% of the Company's investment portfolio at December 31, 2009 and 2008 had arisen in connection with the financing of taxicab medallions, taxicabs, and related assets, of which 76% were in New York City at December 31, 2009 and 2008. These loans are secured by the medallions, taxicabs, and related assets, and are personally guaranteed by the borrowers, or in the case of corporations, are generally guaranteed personally by the owners. A portion of the Company's portfolio (16% at December 31, 2009 and 2008) represents loans to various commercial enterprises, in a wide variety of industries, including manufacturing, wholesaling, administrative and support services, accommodation and food services, and various other industries. Approximately 25% of these loans are made primarily in the metropolitan New York City area, with the balance widely scattered across the United States. Investments in controlled unconsolidated subsidiaries, equity investments, and investment securities were 15%, 1%, and 0% at December 31, 2009 and 13%, 1%, and 0% at December 31, 2008.

On a managed basis, which includes the investments of Medallion Bank after eliminating the Company's investment in Medallion Bank, medallion loans were 57% at December 31, 2009 and 2008 (75% and 74% in New York City), commercial loans were 18% and 19%, and 22% and 20% were consumer loans in all 50 states collateralized by recreational vehicles, boats, motorcycles, and trailers. Investment securities were 2% at December 31, 2009 and 2008, and equity investments (including investments in controlled subsidiaries) were 1% and 2%.

Investment Transactions and Income Recognition

Loan origination fees and certain direct origination costs are deferred and recognized as an adjustment to the yield of the related loans. At December 31, 2009, net loan origination fees were $41,000, and at December 31, 2008, net origination costs were $252,000. Net amortization income (expense) for the years ended December 31, 2009, 2008, and 2007 was $57,000, ($363,000), and ($495,000).

Investment securities are purchased from time-to-time in the open market at prices that are greater or lesser than the par value of the investment. The resulting premium or discount is deferred and recognized as an adjustment to the yield of the related investment. At December 31, 2009 and 2008, there were no premiums or discounts on investment securities, and their related income accretion or amortization was immaterial for 2009, 2008, and 2007.

Interest income is recorded on the accrual basis. Taxicab medallion and commercial loans are placed on nonaccrual status, and all uncollected accrued interest is reversed, when there is doubt as to the collectability of interest or principal, or if loans are 90 days or more past due, unless management has determined that they are both well-secured and in the process of collection. Interest income on nonaccrual loans is generally recognized when cash is received, unless a determination has been made to apply all cash receipts to principal.

At December 31, 2009, 2008, and 2007, total non-accrual loans were $19,784,000, $17,939,000, and $21,968,000, and represented 5%, 4%, and 4% of the gross medallion and commercial loan portfolio at each year end. The amount of interest income on nonaccrual loans that would have been recognized if the loans had been paying in accordance with their original terms was $7,114,000, $4,172,000, and $6,856,000 as of December 31, 2009, 2008, and 2007, of which $3,207,000, $1,749,000, and $2,892,000 would have been recognized in the years ended December 31, 2009, 2008, and 2007.

Loan Sales and Servicing Fee Receivable

The Company accounts for its sales of loans in accordance with FASB Accounting Standards Codification Topic 860, Transfers and Servicing (FASB ASC 860). FASB ASC 860 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. In accordance with FASB ASC 860, we have elected the fair value measurement method for our servicing assets and liabilities. The principal portion of loans serviced for others by the Company was $321,875,000 and $268,028,000 at December 31, 2009 and 2008, and included $229,810,000 and $204,055,000 of loans serviced for Medallion Bank. The Company has evaluated the servicing aspect of its business in accordance with FASB ASC 860, most of which relates to servicing assets held by Medallion Bank, and determined that no material servicing asset or liability exists as of December 31, 2009 and 2008.

Unrealized Appreciation (Depreciation) and Realized Gains (Losses) on Investments

Unrealized appreciation (depreciation) on investments is the amount by which the fair value estimated by the Company is greater (less) than the cost basis of the investment portfolio. Realized gains or losses on investments are generated through sales of investments, foreclosure on specific collateral, and writeoffs of loans or assets acquired in satisfaction of loans, net of recoveries. Unrealized appreciation (depreciation) on net investments was $6,619,000, $10,936,000, and $4,614,000 as of December 31, 2009, 2008, and 2007. Our investment in Medallion Bank, a wholly owned portfolio investment, is a also subject to quarterly assessments of fair value. We conduct a thorough valuation analysis as described previously, and determine whether any factors give rise to valuation different than recorded book value, including various regulatory restrictions that were established at Medallion Bank's inception, by the FDIC and State of Utah, and also by additional marketplace restrictions, such as on the ability to transfer industrial bank charters. As a result of this valuation process, we used Medallion Bank's actual results of operations as the best estimate of changes in fair value, and recorded the results as a component of unrealized appreciation (depreciation) on investments, although changes in these restrictions and other applicable factors could change these conclusions in the future. See note 3 for the presentation of financial information for Medallion Bank.

The following table sets forth the changes in our unrealized appreciation (depreciation) on investments, other than investments in controlled subsidiaries, for the years ended December 31, 2009, 2008, and 2007.

Notes To Consolidated Financial Statements

(Dollars in thousands)	Loans	Equity Investments	Foreclosed Properties	Total
Balance December 31, 2006	($3,056)	$ 2,113	$ 947	$ 4
Net change in unrealized				
Appreciation on investments	—	2,127	8,245	10,372
Depreciation on investments	(4,246)	(133)	(159)	(4,538)
Reversal of unrealized				
appreciation (depreciation) related to realized				
Gains on investments	—	(1,361)	(571)	(1,932)
Losses on investments	833	—	—	833
Other	—	(4)	(121)	(125)
Balance December 31, 2007	(6,469)	2,742	8,341	4,614
Net change in unrealized				
Appreciation on investments	—	(1,995)	8,183	6,188
Depreciation on investments	(4,076)	(110)	168	(4,018)
Reversal of unrealized				
appreciation (depreciation) related to realized				
Gains on investments	—	—	(1,400)	(1,400)
Losses on investments	5,230	—	322	5,552
Other	200	(200)	—	—
Balance December 31, 2008	(5,115)	437	15,614	10,936
Net change in unrealized				
Appreciation on investments	—	(333)	4,242	3,909
Depreciation on investments [(1)]	(3,507)	(8,205)	(519)	(12,231)
Reversal of unrealized				
appreciation (depreciation) related to realized				
Gains on investments	—	—	**(900)**	**(900)**
Losses on investments	**3,986**	—	**919**	**4,905**
Other	**400**	—	**(400)**	—
Balance December 31, 2009	**($4,236)**	**($8,101)**	**$18,956**	**$ 6,619**

(1) Includes unrealized depreciation of $7,720 for the year ended December 31, 2009, related to investments in SPAC and SPAC 2. See note 10 for additional information on these investments.

The table below summarizes components of unrealized and realized gains and losses in the investment portfolios for the years ended December 31, 2009, 2008, and 2007.

(Dollars in thousands)	2009	2008	2007
Net change in unrealized appreciation (depreciation) on investments			
Unrealized appreciation	**($ 333)**	($1,994)	$ 2,127
Unrealized depreciation [(1)]	**(4,747)**	(4,186)	(4,379)
Net unrealized appreciation (depreciation) on investment in Medallion Bank and other controlled subsidiaries	**(5,671)**	(2,419)	2,292
Realized gains	—	—	(11,647)
Realized losses	**3,986**	5,230	833
Unrealized gains on foreclosed properties	**3,742**	7,273	6,740
Total	**($3,023)**	$ 3,904	($ 4,034)
Net realized gains (losses) on investments			
Realized gains	**$ —**	$ —	$ 2,914
Realized losses	**(3,986)**	(5,230)	(833)
Other gains	—	470	10,732
Direct recoveries (charge-offs)	**(148)**	(50)	23
Realized gains (losses) on foreclosed properties	**(1)**	1,064	1,336
Total	**($4,135)**	($3,746)	$ 14,172

(1) Includes unrealized depreciation of $759 for the year ended December 31, 2009, related to the $759 investment in SPAC 2, which is carried in other assets on the consolidated balance sheet.

Goodwill

Effective January 1, 2002, coincident with the adoption of FASB ASC Topic 350, "Intangibles – Goodwill and Other," the Company tests its goodwill for impairment, and engages a consultant to help management evaluate its carrying value. The results of this evaluation demonstrated no impairment in goodwill for any period evaluated, and management believes, and the Board of Directors concurs, that there is no impairment as of December 31, 2009. The Company conducts annual, and if necessary, more frequent, appraisals of its goodwill, and will recognize any impairment in the period any impairment is identified as a charge to operating expenses.

Fixed Assets

Fixed assets are carried at cost less accumulated depreciation and amortization, and are depreciated on a straight-line basis over their estimated useful lives of 3 to 10 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated economic useful life of the improvement. Depreciation and amortization expense was $258,000, $387,000, and $457,000 for the years ended December 31, 2009, 2008, and 2007.

Notes To Consolidated Financial Statements

Deferred Costs

Deferred financing costs, included in other assets, represents costs associated with obtaining the Company's borrowing facilities, and is amortized on a straight line basis over the lives of the related financing agreements. Amortization expense was $1,289,000, $1,085,000, and $964,000 for the years ended December 31, 2009, 2008, and 2007. In addition, the Company capitalizes certain costs for transactions in the process of completion (other than business combinations), including those for potential investments and the sourcing of other financing alternatives. Upon completion or termination of the transaction, any accumulated amounts will be amortized against income over an appropriate period, or written off, including $759,000 related to the investment in SPAC 2, which was fully reserved for in 2009. The amounts on the balance sheet for all of these purposes were $3,975,000 and $5,708,000 at December 31, 2009 and 2008.

Federal Income Taxes

The Company and each of its major subsidiaries other than Medallion Bank (the RIC subsidiaries) have qualified to be treated for federal income tax purposes as regulated investment companies (RICs) under the Internal Revenue Code of 1986, as amended (the Code). As RICs, the Company and each of the RIC subsidiaries are not subject to US federal income tax on any gains or investment company taxable income (which includes, among other things, dividends and interest income reduced by deductible expenses) that it distributes to its shareholders, if at least 90% of its investment company taxable income for that taxable year is distributed. It is the Company's and the RIC subsidiaries' policy to comply with the provisions of the Code. The Company's RIC qualification is determined on an annual basis, and it qualified and filed its federal tax returns as a RIC for 2008 and 2007, and anticipates qualifying and filing as a RIC for 2009. As a result, no provisions for income taxes have been recorded for the years ended December 31, 2009, 2008, and 2007. State and local tax treatment follows the federal model.

Medallion Bank is not a RIC and is taxed as a regular corporation. Fin Trust, Trust II, and Trust III are not subject to federal income taxation, instead their taxable income is treated as having been earned by the Company and MFC as appropriate.

Net Increase in Net Assets Resulting from Operations Per Share (EPS)

Basic earnings per share are computed by dividing net increase in net assets resulting from operations available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if option contracts to issue common stock were exercised, and has been computed after giving consideration to the weighted average dilutive effect of the Company's stock options. The Company uses the treasury stock method to calculate diluted EPS, which is a method of recognizing the use of proceeds that could be obtained upon exercise of options and warrants in computing diluted EPS. It assumes that any proceeds would be used to purchase common stock at the average market price during the period.

The table below shows the calculation of basic and diluted EPS.

Years Ended December 31, (Dollars in thousands)	*2009*	*2008*	*2007*
Net increase in net assets resulting from operations available to common shareholders	**$1,022**	$15,248	$15,436
Weighted average common shares outstanding applicable to basic EPS	**17,569,688**	17,520,966	17,480,523
Effect of dilutive stock options	**121,749**	201,609	305,787
Adjusted weighted average common shares outstanding applicable to diluted EPS	**17,691,437**	17,722,575	17,786,310
Basic earnings per share	**$ 0.06**	$ 0.87	$ 0.88
Diluted earnings per share	**0.06**	0.86	0.87

Potentially dilutive common shares excluded from the above calculations aggregated 1,061,602, 1,328,537, and 795,936 shares as of December 31, 2009, 2008, and 2007.

Dividends to Shareholders

The table below shows the tax character of distributions for tax reporting purposes.

Years Ended December 31, (Dollars in thousands)	*2009*	*2008*	*2007*
Dividends paid from			
Investment income, net	**$13,060**	$13,276	$ 6,085
Realized gains from investment transactions, net	**295**	38	7,200
Total dividends	**$13,355**	$13,314	$13,285

Our ability to make dividend payments is restricted by SBA regulations and under the terms of the SBA debentures. As of December 31, 2009, the Company anticipates paying an estimated $5,160,000 of ordinary income dividends for tax purposes by September 15, 2010.

Notes To Consolidated Financial Statements

Stock Compensation

The Company follows FASB Accounting Standard Codification Topic 718 (ASC 718), "Compensation – Stock Compensation", for its stock option plans, and accordingly, the Company recognizes the expense of these grants as required. Stock-based employee compensation costs pertaining to stock options is reflected in net increase in net assets resulting from operations, for both any new grants, as well as for all unvested options outstanding at December 31, 2005, in both cases using the fair values established by usage of the Black-Scholes option pricing model, expensed over the vesting period of the underlying option.

The Company elected the modified prospective transition method in applying ASC 718. Under this method, the provisions of ASC 718 apply to all awards granted or modified after the date of adoption, as well as for all unvested options outstanding at December 31, 2005. During 2009, 2008, and 2007, the Company issued 68,667, 429,918, and 209,674 shares of stock-based compensation awards, and recognized $234,000, $310,000, and $323,000, or $0.01, $0.02, and $0.02 per diluted common share for each respective year, of non-cash stock-based compensation expense related to the option grants. As of December 31, 2009, the total remaining unrecognized compensation cost related to unvested stock options was $271,000, which is expected to be recognized over the next ten quarters (see note 5).

Derivatives

The Company manages its exposure to increases in market rates of interest by periodically purchasing interest rate caps to lock in the cost of funds of its variable-rate debt in the event of a rapid run up in interest rates. During 2009, the Company entered into contracts to purchase interest rate caps on $252,000,000 notional value of principal from various multinational banks, of which $202,000,000 are active with termination dates ranging to June, 2011. The caps provide for payments to the Company if various LIBOR thresholds are exceeded during the cap terms. The caps were fully expensed in 2009 and are carried at $0 on the balance sheet, and $171,000 was recorded in interest expense for the year ended December 31, 2009. The Company had no interest rate cap agreements or other derivative instruments outstanding during 2008 and 2007.

Reclassifications

Certain reclassifications have been made to prior year balances to conform with the current year presentation. These reclassifications have no effect on the previously reported results of operations.

Note 3: Investment In Medallion Bank and Other Controlled Subsidiaries

The following table presents information derived from Medallion Bank's statement of operations and other valuation adjustments on other controlled subsidiaries for the years ended December 31, 2009, 2008, and 2007.

(Dollars in thousands)	*2009*	*2008*	*2007*
Statement of operations			
Investment income	**$44,681**	$41,373	$36,564
Interest expense	**11,046**	14,934	13,804
Net interest income	**33,635**	26,439	22,760
Noninterest income	**429**	468	337
Operating expenses	**9,858**	8,554	7,190
Net investment income before income taxes	**24,206**	18,353	15,907
Income tax provision	**3,659**	2,776	4,059
Net investment income after income taxes	**20,547**	15,577	11,848
Net realized/unrealized losses of Medallion Bank	**(13,981)**	(11,452)	(4,696)
Net increase in net assets resulting from operations of Medallion Bank	**6,566**	4,125	7,152
Unrealized depreciation on Medallion Bank (1)	**(4,715)**	(6,000)	(5,750)
Net realized/unrealized gains/(losses) of controlled subsidiaries other than Medallion Bank	**(7,522)**	(544)	890
Net increase (decrease) in net assets resulting from operations of Medallion Bank and other controlled subsidiaries	**($ 5,671)**	($ 2,419)	$ 2,292

(1) Unrealized depreciation on Medallion Bank reflects the adjustment to the investment carrying amount to reflect the dividends declared to the Company and the US Treasury.

The following table presents Medallion Bank's balance sheets and the net investment in other controlled subsidiaries as of December 31, 2009 and 2008.

(Dollars in thousands)	*2009*	*2008*
Loans	**$418,853**	$396,103
Investment securities, at fair value	**21,060**	20,088
Net investments ($0 pledged as collateral under borrowing arrangements at December 31, 2009 and 2008) (1)	**439,913**	416,191
Cash ($0 at December 31, 2009 and 2008 restricted as to use by lender)	**13,340**	9,401
Other assets, net	**11,935**	9,802
Total assets	**$465,188**	$435,394
Other liabilities	**$ 2,462**	$ 1,227
Due to affiliates	**630**	235
Deposits and federal funds purchased, including accrued interest payable	**373,228**	370,164
Total liabilities	**376,320**	371,626
Medallion Bank equity (2)	**88,868**	63,768
Total liabilities and equity	**$465,188**	$435,394
Investment in other controlled subsidiaries	**$ 4,280**	$ 10,747
Total investment in Medallion Bank and other controlled subsidiaries	**72,279**	74,750

(1) Included in Medallion Bank's net investments is $528 and $856 for purchased loan premium and facility fees at December 31, 2009 and 2008.

(2) Includes $21,499 in 2009 of preferred stock issued to the US Treasury under the Troubled Asset Relief Program (TARP).

Notes To Consolidated Financial Statements

The following paragraphs summarize the accounting and reporting policies of Medallion Bank, and provide additional information relating to the tables presented above.

Investment securities are purchased from time-to-time in the open market at prices that are greater or lesser than the par value of the investment. The resulting premium or discount is deferred and recognized on a level yield basis as an adjustment to the yield of the related investment. At December 31, 2009 and 2008, the net premium on investment securities totaled $185,000 and $96,000, and $69,000, ($14,000), and $140,000 was (accreted) amortized to interest income for the years ended December 31, 2009, 2008, and 2007.

Loan origination fees and certain direct origination costs are deferred and recognized as an adjustment to the yield of the related loans. At December 31, 2009 and 2008, net loan origination costs were $5,553,000 and $5,826,000. Net amortization expense for the years ended December 31, 2009, 2008, and 2007 was $1,862,000, $2,182,000, and $1,156,000.

Medallion Bank's policies regarding nonaccrual of medallion and commercial loans are similar to those of the Company. The consumer portfolio has different characteristics compared to commercial loans, typified by a larger number of lower dollar loans that have similar characteristics. These loans are placed on nonaccrual, when they become 90 days past due, or earlier if they enter bankruptcy, and are charged off in their entirety when deemed uncollectible, or when they become 120 days past due, whichever occurs first, at which time appropriate collection and recovery efforts against both the borrower and the underlying collateral are initiated. At December 31, 2009, $3,321,000 or 2% of consumer loans, $1,124,000 or 2% of commercial loans, and $0 or 0% of medallion loans were on nonaccrual, compared to $2,442,000 or 1% of consumer loans, $1,832,000 or 2% of commercial loans, and $0 or 0% of medallion loans on nonaccrual at December 31, 2008. The amount of interest income on nonaccrual loans that would have been recognized if the loans had been paying in accordance with their original terms was $160,000 in 2009, $141,000 in 2008, and $27,000 in 2007.

Medallion Bank's loan and investment portfolios are assessed for collectability on a monthly basis, and a loan loss allowance is established for any realizability concerns on specific investments, and general reserves have also been established for any unknown factors. The consumer portfolio purchase was net of unrealized depreciation of $4,244,000, or 5.0% of the balances outstanding, and included a purchase premium of approximately $5,678,000 of which $290,000, $421,000, and $654,000 was amortized into interest income during 2009, 2008, and 2007. The premium amount on the balance sheet was $528,000 and $818,000 as of December 31, 2009 and 2008. Adjustments to the fair value of this portfolio are based on the historical loan loss data obtained from the seller, adjusted for changes in delinquency trends and other factors as described previously in note 2.

In January 2004, Medallion Bank commenced raising deposits to fund the purchase of various affiliates' loan portfolios. The deposits were raised through the use of investment brokerage firms who package deposits qualifying for FDIC insurance into pools that are sold to Medallion Bank. The rates paid on the deposits are highly competitive with market rates paid by other financial institutions, and include a brokerage fee of 0.15% to 0.50%, depending on the maturity of the deposit, which is capitalized and amortized to interest expense over the life of the respective pool. The total amount capitalized at December 31, 2009 and 2008 was $670,000 and $988,000, and $1,069,000, $956,000, and $795,000 was amortized to interest expense during 2009, 2008, and 2007. Interest on the deposits is accrued daily and paid monthly, semiannually, or at maturity.

The outstanding balances of fixed rate borrowings were as follows:

	Payments Due for the Fiscal Year Ending December 31,								
(Dollars in thousands)	*2010*	*2011*	*2012*	*2013*	*2014*	*Thereafter*	*December 31, 2009*	*December 31, 2008*	*Interest Rate (1)*
Deposits	$260,069	$95,636	$16,014	$ —	$ —	$ —	**$371,719**	$366,408	**1.85%**

(1) Weighted average contractual rate as of December 31, 2009.

Medallion Bank is subject to various regulatory capital requirements administered by the FDIC and State of Utah Department of Financial Institutions. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Medallion Bank's and our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Medallion Bank must meet specific capital guidelines that involve quantitative measures of Medallion Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Medallion Bank's capital amounts and classification are also subject to qualitative judgments by Medallion Bank regulators about components, risk weightings, and other factors.

FDIC-insured banks, including Medallion Bank, are subject to certain federal laws, which impose various legal limitations on the extent to which banks may finance or otherwise supply funds to certain of their affiliates. In particular, Medallion Bank is subject to certain restrictions on any extensions of credit to, or other covered transactions, such as certain purchases of assets, with the Company or its affiliates.

Quantitative measures established by regulation to ensure capital adequacy require Medallion Bank to maintain minimum amounts and ratios as defined in the regulations (set forth in the table below). Additionally, as conditions of granting Medallion Bank's application for federal deposit insurance, the FDIC ordered that beginning paid-in-capital funds of not less than $22,000,000 be provided, and that the Tier I Leverage Capital to total assets ratio, as defined, be not less than 15%, and that an adequate allowance for loan losses be maintained. As a result, to facilitate maintenance of the capital ratio requirement and to provide the necessary capital for continued growth, the Company periodically makes capital contributions to Medallion Bank, including an aggregate of $1,750,000 contributed in January 2009, and an aggregate of $10,750,000 and $6,800,000 contributed over various months in 2008 and 2007. Separately, Medallion Bank paid dividends to the Company of $3,000,000 in 2009, and $6,000,000 and $5,750,000 in 2008 and 2007. Without the capital infusions by the Company, a portion of the Medallion Bank dividends would have been retained to ensure Medallion Bank met its capital ratio requirements, and in such circumstance, if the Company maintained its dividends at the existing levels, a portion of those dividends would have represented a tax-free return of capital.

On February 27, 2009, Medallion Bank issued and sold, and the US Treasury purchased under the TARP Capital Purchase Program (the CPP), (1) 11,800 shares of Medallion Bank's Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A, and (2) a warrant, which was immediately exercised, to purchase up to 590 shares of Medallion Bank's Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B, for an aggregate purchase price of approximately $11,800,000 in cash. On December 22, 2009, Medallion Bank issued and sold, and the US Treasury purchased under the CPP, (1) 9,698 shares of Medallion Bank's Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series C, and (2) a warrant, which was immediately exercised, to purchase up to 55 shares of Medallion Bank's Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series D, for an aggregate purchase price of approximately $9,698,000 in cash. The liquidation preference of each Series is $1,000 per share.

The securities were sold in private placements exempt from SEC registration.

Non-cumulative dividends on the Series A and C shares will accrue on the liquidation preference at a rate of 5% per annum for the first five years, and at a rate of 9% per annum thereafter, and the dividends on the Series B and D shares will accrue on the liquidation preference at a rate of 9% per annum, both, if, as, and when declared by Medallion Bank's Board of Directors out of funds legally available thereof. The Preferred Shares have no maturity date and rank senior to Medallion Bank's common stock (and pari passu with one another) with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution, and winding up of Medallion Bank. Medallion Bank's Articles of Amendments provide that, subject to the approval of the FDIC, the Preferred Shares are redeemable at the option of Medallion Bank at 100% of their liquidation preference plus declared and unpaid dividends, provided, however, that the Preferred Shares may be redeemed prior to February 27, 2012 and December 22, 2012, respectively, only if (i) Medallion Bank has raised aggregate gross proceeds in one or more Qualified Equity Offerings, as defined, of at least $3,097,500 and $2,438,250, respectively and (ii) the aggregate redemption price does not exceed the aggregate net proceeds from such offerings. The Series B shares cannot be redeemed until the Series A shares have been redeemed and the Series D shares cannot be redeemed until the Series A, B, and C shares have been redeemed.

On February 17, 2009, the American Recovery and Reinvestment Act of 2009 (the ARRA) was signed into law. The ARRA, among other things, directs the US Treasury to permit CPP participants to redeem the preferred stock issued under the CPP without first requiring a Qualified Equity Offering, upon consultation with the appropriate Federal banking agency.

The agreements between Medallion Bank and the US Treasury pursuant to which the Preferred Shares and the Warrants were sold contain limitations on the payment of common stock dividends to a quarterly rate of $1.00 per share or $1,000,000, and on Medallion Bank's ability to repurchase its common stock, and subjects Medallion Bank and the Company to certain of the executive compensation limitations and requirements included in the Emergency Economic Stabilization Act of 2008 (the EESA). As a condition to the closing of the transactions, the Company and its senior executive officers have agreed to all terms and conditions.

The final rule promulgated pursuant to Section 111 of the EESA, as amended by the ARRA, prescribes certain standards for compensation and corporate governance for CPP participants (which the Company believes to include parent companies such as the Company), which include, among other things, (i) the repayment by the senior executive officers and the next twenty most highly compensated employees of any bonus, retention award, or incentive compensation if the payment was based on materially inaccurate financial information or other materially inaccurate performance metric criteria; (ii) the prohibition of any payment for departure from a CPP participant or change of control event of a CPP participant, other than a payment for services performed or benefits accrued, to the senior executive officers and the next five most highly compensated employees; (iii) the prohibition of the payment or accrual of any bonus, retention award, or incentive compensation to a CPP participant's most highly compensated employee except through restricted stock with delayed vesting and subject to dollar limits; and (iv) the prohibition from providing tax gross-ups or other reimbursements for the payment of taxes to senior executive officers and the next twenty most highly compensated employees relating to severance payments, perquisites, or any other form of compensation. The final rule further requires (i) at least once every six months, the compensation committees of CPP participants to meet to discuss, evaluate, and review the CPP participant's compensation plans and the risks these plans pose to the CPP participant and annually in the CPP participant's proxy statement describe how such risks were limited and certify that the compensation committee has completed its reviews of the plans and provide such disclosures and certifications to the Treasury; (ii) CPP participants to disclose to the Treasury and their primary federal regulator on an annual basis, perquisites with a total value over $25,000 for any employee who is subject to the bonus prohibition; (iii) CPP participants to disclose to the Treasury and their primary federal regulator whether they have engaged a compensation consultant and indicate the types of services the compensation consultant or any of its affiliates has provided during the past three years, including any "benchmarking" or comparisons employed to identify certain percentile levels of compensation; (iv) CPP participants to adopt an excessive or luxury expenditures policy; (v) CPP participants to permit stockholders to vote on a non-binding resolution approving the institution's compensation of executives; and (v) the principal executive officer and principal financial officer of CPP participants to annually certify compliance of the CPP participant with Section 111 of EESA and provide these certifications as an exhibit to the CPP participant's annual report on Form 10-K and to the Treasury.

The following table represents Medallion Bank's actual capital amounts and related ratios as of December 31, 2009 and 2008, compared to required regulatory minimum capital ratios and the ratio required to be considered well capitalized. As of December 31, 2009, Medallion Bank meets all capital adequacy requirements to which it is subject, and is well-capitalized.

	Regulatory			
(Dollars in Thousands)	*Minimum*	*Well-capitalized*	*December 31, 2009*	*December 31, 2008*
Tier I capital	$—	$—	**$ 88,811**	$ 63,808
Total capital	—	—	**94,455**	69,105
Average assets	—	—	**456,681**	434,585
Risk-weighted assets	—	—	**443,566**	418,089
Leverage ratio (1)	4%	5%	**19.5%**	14.7%
Tier I capital ratio (2)	4	6	**20.0**	15.2
Total capital ratio (2)	8	10	**21.3**	16.5

(1) Calculated by dividing Tier I capital by average assets.

(2) Calculated by dividing Tier I or total capital by risk-weighted assets.

Note 4:
Funds Borrowed

The outstanding balances of funds borrowed were as follows:

	Payments Due for the Fiscal Year Ending December 31,								
(Dollars in thousands)	*2010*	*2011*	*2012*	*2013*	*2014*	*Thereafter*	***December 31, 2009***	*December 31, 2008*	***Interest Rate*** (1)
Revolving lines of credit	$ 13,972	$ —	$ —	$ 183,390	$ —	$ —	$ 197,362	$ 314,858	1.32%
SBA debentures	—	17,985	13,500	19,450	13,500	23,815	88,250	88,250	6.09
Notes payable to banks	19,700	35,813	8,397	—	—	—	63,910	26,542	4.48
Preferred securities	—	—	—	—	—	33,000	33,000	33,000	7.68
Total	**$33,672**	**$53,798**	**$21,897**	**$202,840**	**$13,500**	**$56,815**	**$382,522**	**$462,650**	**3.50**

(1) Weighted average contractual rate as of December 31, 2009.

(A) Revolving Lines of Credit

In December 2008, Trust III entered into a revolving line of credit agreement with DZ Bank, to provide up to $200,000,000 of financing through a commercial paper conduit to acquire medallion loans from MFC (DZ line), of which $183,390,000 was outstanding at December 31, 2009. Borrowings under Trust III's revolving line of credit are collateralized by Trust III's assets. MFC is the servicer of the loans owned by Trust III. The DZ line includes a borrowing base covenant and rapid amortization in certain circumstances. In addition, if certain financial tests are not met, MFC can be replaced as the servicer. The DZ line matures in December 2013. The interest rate is the lesser of a pooled short-term commercial paper rate (which approximates LIBOR), 30 day LIBOR (0.23% at December 31, 2009) plus 0.75%, or 90 day LIBOR (0.25% at December 31, 2009) plus 0.50%; plus 0.95%.

In December 2006, and as renegotiated in December 2007, November 2008, and November 2009, Trust II entered into a revolving line of credit agreement with Citibank N.A., to provide up to $250,000,000 of financing through a commercial paper conduit to acquire medallion loans from MFC (Citi line), of which $13,972,000 was outstanding at December 31, 2009. In November 2008, the line of credit was reduced to $225,000,000, and was further reduced to $35,000,000 in November 2009. Borrowings under Trust II's revolving line of credit are collateralized by Trust II's assets. MFC is the servicer of the loans owned by Trust II. The Citi line includes a borrowing base covenant and rapid amortization in certain circumstances. In addition, if certain financial tests are not met, MFC can be replaced as the servicer. The Citi line matures in May 2010, and was fully paid off in March 2010. The interest rate is a pooled short-term commercial paper rate, which approximates LIBOR (0.23% at December 31, 2009), plus 1.07% with a facility fee of 1.50% on the aggregate Citi line, and prior to November 2009 was plus 0.82% with a facility fee of 0.15% on the aggregate Citi line, and prior to November 2008 was plus 0.47% with a facility fee of 0.15%.

Notes To Consolidated Financial Statements

In September 2002, and as renegotiated in September 2003, January 2005, January 2006, September 2006, and December 2006, the Trust entered into a revolving line of credit agreement (amended) with Merrill Lynch Commercial Finance Corp., as successor to Merrill Lynch Bank, USA (MLB) to provide up to $375,000,000 of financing to acquire medallion loans from MFC (MLB line), which was paid off in December 2008.

Based on current market conditions, we expect that Citibank may not extend the credit facility beyond its current maturity date in May 2010. We have available liquidity of $16,610,000 under our revolving credit agreement with DZ Bank as of December 31, 2009. We also generate liquidity through deposits generated at Medallion Bank, borrowing arrangements with other banks, and through the issuance of SBA debentures, as well as from cash flow from operations. In addition, we may choose to participate a greater portion of our loan portfolio to third parties. We are actively seeking additional sources of liquidity, including sources of liquidity to repay our borrowings under the Citibank line; however, given current market conditions, we cannot assure you that we will be able to secure additional liquidity on terms favorable to us or at all. If that occurs, we may decline to underwrite lower yielding loans in order to conserve capital until credit conditions in the market become more favorable; or we may be required to dispose of assets when we would not otherwise do so, and at prices which may be below the net book value of such assets in order for us to repay indebtedness on a timely basis.

(B) SBA Debentures

In September 2006, the SBA approved a $6,000,000 commitment for FSVC to issue additional debentures to the SBA during a four year period upon payment of a 1% fee and the infusion of $2,000,000 of additional capital. In March 2006, the SBA approved a $13,500,000 commitment for MCI to issue additional debentures to the SBA during a four year period upon payment of a 1% fee and the infusion of $6,750,000 of additional capital. In November 2003, the SBA approved an $8,000,000 commitment for FSVC, and during 2001, the SBA approved $36,000,000 each in commitments for FSVC and MCI. As of December 31, 2009, $91,000,000 of commitments had been fully utilized, and $8,500,000 was available for borrowing.

The notes are collateralized by substantially all the Company's assets and are subject to the terms and conditions of agreements with the SBA which, among other things, restrict stock redemptions, disposition of assets, new indebtedness, dividends or distributions, and changes in management, ownership, investment policy, or operations. The debentures have been issued in various tranches for terms of ten years with interest payable semiannually.

(C) Preferred Securities, Notes Payable to Banks, and Margin Loans

In August 2009, MFC entered into a note agreement with Alma Bank for $4,033,000. This agreement is collateralized by certain medallion loans owned by MFC of which $4,011,000 was outstanding at December 31, 2009. The note agreement bears a fixed rate of interest of 4.50% to August 2010, and thereafter a variable rate of interest of the greater of 4.50% or prime (3.25% at December 31, 2009) plus 0.25%. The note matures in June 2011. Principal and interest payments are made monthly in proportion to the payments received by MFC on the underlying medallion loan collateral.

In July 2009, MFC entered into a note agreement with State Bank of Long Island (SBLI) for $4,793,000. This agreement is collateralized by certain medallion loans owned by MFC of which $4,706,000 was outstanding at December 31, 2009. The note agreement bears a fixed rate of interest of 4.70% to July 2010, and thereafter a variable rate of interest of the greater of 4.70% or 360 day LIBOR (0.99% at December 31, 2009) plus 2.00%. The note matures in June 2011. Principal and interest payments are made monthly in proportion to the payments received by MFC on the underlying medallion loan collateral.

In March 2009, MFC entered into a note agreement with Modern Bank for $4,227,000. This agreement is collateralized by certain medallion loans owned by MFC of which $4,227,000 was outstanding at December 31, 2009. The note agreement bears a fixed rate of interest of 4.625% to March 2010, and thereafter a variable rate of interest of the greater of 4.625% or prime (3.25% at December 31, 2009) plus 1.375%, reset annually. The note matures in October 2011. Principal and interest payments are made monthly in proportion to the payments received by MFC on the underlying medallion loan collateral.

During 2009, MFC and the Company entered into five note agreements with Flushing Savings Bank for $5,919,000, $4,785,000, $7,319,000, $3,164,000, and $3,716,000. These agreements are collateralized by certain medallion loans owned by MFC and the Company of which $5,918,000, $4,785,000, $3,748,000, $3,121,000, and $3,690,000 were outstanding at December 31, 2009. These note agreements bear fixed rates of interest of 5.50%, 5.25%, 5.125%, 4.70% (until June 30, 2010, after which the rate will be the greater of 4.70% or prime plus 0.50%), and 4.75% (until November 10, 2010, after which the rate will be the greater of 4.75% or prime plus 0.25%, reset annually). The notes mature June 2011, October 2011, July 2012, various dates based on the maturities of the underlying medallion loan collateral (ranging from March 2010 to January 2012), and November 2012. Principal and interest payments are made monthly in proportion to the payments received by MFC and the Company on the underlying medallion loan collateral.

In April 2008, certain operating subsidiaries of MFC entered into an aggregate $1,800,000 of note agreements with SBLI. These agreements are collateralized by certain taxicab medallions owned by Medallion Chicago of which $1,715,000 was outstanding at December 31, 2009. The note agreements bear interest at 5.50%, payable monthly. The notes mature May 1, 2011 and are guaranteed by both the Company and MFC. Principal and interest payments of $12,000 are due monthly, with the balance due at maturity.

In June 2007, the Company issued and sold $36,083,000 aggregate principal amount of unsecured junior subordinated notes to Fin Trust which, in turn, sold $35,000,000 of preferred securities to Merrill Lynch International and issued 1,083 shares of common stock to the Company. The notes bear a fixed rate of interest of 7.68% to September 2012, and thereafter a variable rate of interest of 90 day LIBOR plus 2.125%. The notes mature in September 2037, and are prepayable at par on or after September 6, 2012. Interest is payable quarterly in arrears. The terms of the preferred securities and the notes are substantially identical. At December 31, 2009,

$33,000,000 was outstanding on the preferred securities. In December 2007, the Company was able to acquire $2,000,000 of the preferred securities for $1,300,000, realizing a gain of $700,000 in a transaction with a third party investor.

In March 2007, the Company entered into a margin loan agreement with Smith Barney, a subsidiary of Citicorp. The margin loan was secured by the pledge of short-term, high-quality investment securities held by the Company, and was generally available at 99% of the current fair market value of the securities. The margin loan bore interest at LIBOR (0.23% at December 31, 2009) plus 0.35%. As of December 31, 2009, $0 had been drawn down under this margin loan.

In December 2006, the Company entered into a margin loan agreement with Bear Stearns & Co. Inc. The margin loan was secured by the pledge of short-term, high-quality investment securities held by the Company, and was generally available at 99% of the current fair market value of the securities. The margin loan bore interest at LIBOR (0.23% at December 31, 2009) plus 0.50%. This line expired during 2008.

In December 2006, certain operating subsidiaries of MFC entered into an aggregate $966,000 of note agreements with New York Commercial Bank, which was increased by $756,000 in January 2007, by $2,250,000 in May 2007, and by $1,572,000 in May 2008 to an aggregate of $5,544,000. These agreements are collateralized by certain taxicab medallions owned by Medallion Chicago of which $4,749,000 was outstanding at December 31, 2009. The note agreements bear interest at 5.50%, payable monthly. The notes mature May 14, 2011, and are guaranteed by both the Company and MFC. Principal and interest payments of $38,000 are due monthly, with the balance due at maturity.

In October 2006, certain operating subsidiaries of MFC entered into an aggregate $840,000 of note agreements with Metropolitan Bank of New York, which was increased by $2,250,000 in May 2007 and by $1,302,000 in June 2008, to an aggregate of $4,392,000. These agreements are collateralized by certain taxicab medallions owned by Medallion Chicago of which $4,197,000 was outstanding at December 31, 2009. The note agreements bear interest at 5.75%, payable monthly. The notes mature July 1, 2011 and are guaranteed by MFC. Principal and interest payments of $33,000 are due monthly, with the balance due at maturity.

In January 2005, MFC entered into a $4,000,000 revolving note agreement with New York Commercial Bank, formerly known as Atlantic Bank of New York that matured on December 1, 2005, and which maturity was extended to May 1, 2010. On March 6, 2006, the line of credit was increased to $6,000,000, and was further increased to $8,000,000 in March 2007. The line is secured by medallion loans of MFC that are in process of being sold to the Trusts, any draws being payable from the receipt of proceeds from the sale. The line bears interest at the prime rate (3.25% at December 31, 2009) plus 0.50% from July 2009, and prior to that was at the prime rate minus 0.25%, payable monthly. As of December 31, 2009, $1,143,000 had been drawn down under this line.

On April 26, 2004, the Company entered into a $15,000,000 revolving note agreement with Sterling National Bank that was further extended to May 31, 2010 and was increased to $20,000,000. The line is secured by certain pledged assets of the Company, and is subject to periodic borrowing base requirements. Effective August 2006, the line bears interest, payable monthly, at LIBOR (0.23% at December 31, 2009) plus 2.0% with an unused fee of 0.25% as of September 30, 2009, and prior to that with no unused fee, and prior to that was at the prime rate, and was subject to an unused fee of 0.125%, and since February 2009, is subject to an interest rate floor of 3%. As of December 31, 2009, $17,900,000 had been drawn down under this line.

(D) Covenant Compliance

In the normal course of business, the Company and its subsidiaries enter into agreements, or are subject to regulatory requirements, that result in loan restrictions. Certain of our debt agreements contain restrictions that require the Company to maintain certain financial ratios, including debt to equity and minimum net worth. In addition, the Company's wholly-owned subsidiary Medallion Bank is subject to regulatory requirements related to the declaration of dividends (see note 3).

Note 5: Stock Options

The Company has a stock option plan (2006 Stock Option Plan) available to grant both incentive and nonqualified stock options to employees. The 2006 Stock Option Plan, which was approved by the Board of Directors on February 15, 2006 and shareholders on June 16, 2006, provides for the issuance of a maximum of 800,000 shares of common stock of the Company. At December 31, 2009, 217,067 shares of the Company's common stock remained available for future grants. The 2006 Stock Option Plan is administered by the Compensation Committee of the Board of Directors. The option price per share may not be less than the current market value of the Company's common stock on the date the option is granted. The term and vesting periods of the options are determined by the Compensation Committee, provided that the maximum term of an option may not exceed a period of ten years.

The Company's Board of Directors approved a new non-employee director stock option plan (the 2006 Director Plan) on February 15, 2006, which was approved by shareholders on June 16, 2006, and on which exemptive relief to implement the 2006 Director Plan was received from the SEC on August 28, 2007. The 2006 Director Plan provides for an automatic grant of options to purchase 9,000 shares of the Company's common stock to an Eligible Director upon election to the Board, with an adjustment for directors who are elected to serve less than a full term. A total of 100,000 shares of the Company's common stock are issuable under the 2006 Director Plan. At December 31, 2009, 10,000 shares of the Company's common stock remained available for future grants. The option price per share may not be less than the current market value of the Company's common stock on the date the option is granted. Options granted under the 2006 Director Plan are exercisable annually, as defined in the 2006 Director Plan. The term of the options may not exceed ten years.

Notes To Consolidated Financial Statements

The Company's Board of Directors approved the 2009 Employee Restricted Stock Plan (the Employee Restricted Stock Plan) on April 16, 2009. The Employee Restricted Stock Plan will become effective upon the Company's receipt of exemptive relief from the SEC and approval of the Employee Restricted Stock Option Plan by the Company's shareholders. The terms of the Employee Restricted Stock Plan provide for grants of restricted stock awards to the Company's employees. A grant of restricted stock is a grant of shares of the Company's common stock that, at the time of issuance, is subject to certain forfeiture provisions, and thus are restricted as to transferability until such forfeiture restrictions have lapsed. A total of 800,000 shares of the Company's common stock are issuable under the Employee Restricted Stock Plan. Awards under the 2009 Employee Plan are subject to certain limitations as set forth in the Employee Restricted Stock Plan. The Employee Restricted Stock Plan will terminate when all shares of common stock authorized for delivery under the Employee Restricted Stock Plan have been delivered and the forfeiture restrictions on all awards have lapsed, or by action of the Board of Directors pursuant to the Employee Restricted Stock Plan, whichever first occurs.

The Company's Board of Directors approved an amendment to the 2006 Director Plan (the Amended Director Plan) on April 16, 2009, which was approved by the Company's shareholders on June 5, 2009. The Amended Director Plan will become effective upon the Company's receipt of exemptive relief from the SEC. The Amended Director Plan is intended to amend and restate the 2006 Director Plan by increasing the maximum number of shares of the Company's common stock that will be available for issuance under the Amended Director Plan from 100,000 to 200,000. Under the Amended Director Plan, unless otherwise determined by a committee of the Board of Directors comprised of directors who are not eligible for grants under the Amended Director Plan, the Company will grant options to purchase 9,000 shares of the Company's common stock to an Eligible Director upon election to the Board, with an adjustment for directors who are elected to serve less than a full term. The option price per share may not be less than the current market value of the Company's common stock on the date the option is granted. Options granted under the 2006 Director Plan are exercisable annually, as defined in the Amended Director Plan. The term of the options may not exceed ten years.

The Company's 1996 Stock Option Plan and 1996 Director Plan terminated on May 21, 2006 and no additional shares are available for future issuance. At December 31, 2009, 1,475,932 shares of the Company's common stock were outstanding under the 1996 and 2006 plans, of which 1,084,562 shares were exercisable.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair value of options granted was $0.91, $1.11, and $1.93 per share for the years ended December 31, 2009, 2008, and 2007. The following assumptions were used for the shares granted during 2009, 2008, and 2007.

Year ended December 31,	*2009*	*2008*	*2007*
Risk free interest rate	**2.89%**	3.00%	4.92%
Expected dividend yield	**8.00**	8.00	8.00
Expected life of option in years [1]	**6.00**	5.98	5.88
Expected volatility [2]	**30.00**	30.00	35.00

(1) Expected life is calculated using the simplified method.

(2) We determine our expected volatility using the Black-Scholes option pricing model based on our historical volatility.

The following table presents the activity for the stock option program under the 1996 and 2006 Stock Option Plans and the 1996 and 2006 Director Plans for the years ended December 31, 2009, 2008, and 2007.

	Number of Options	*Exercise Price Per Share*	*Weighted Average Exercise Price*
Outstanding at December 31, 2006	1,456,530	$ 3.50–29.25	$10.82
Granted	209,674	10.76–11.24	11.11
Cancelled	(95,499)	8.51–13.06	11.78
Exercised [1]	(102,650)	3.87–8.51	6.30
Outstanding at December 31, 2007	1,468,055	3.50–29.25	11.12
Granted	429,918	7.79–9.99	9.16
Cancelled	(107,736)	6.50–29.25	20.33
Exercised [1]	(61,050)	3.87–7.03	5.79
Outstanding at December 31, 2008	**1,729,187**	**3.50–18.75**	**10.25**
Granted	**68,667**	**7.49–7.62**	**7.57**
Cancelled	**(295,269)**	**7.68–18.75**	**16.68**
Exercised [1]	**(26,653)**	**3.50–5.51**	**4.87**
Outstanding at December 31, 2009 [2]	**1,475,932**	**$3.50–17.94**	**$ 8.93**
Options exercisable at			
December 31, 2007	1,206,190	$ 3.50–29.25	$11.13
December 31, 2008	1,169,585	3.50–29.25	9.70
December 31, 2009 [2]	1,084,562	3.50–17.94	8.84

(1) The aggregate intrinsic value, which represents the difference between the price of the Company's common stock at the exercise date and the related exercise price of the underlying options, was $45,000, $242,000, and $523,000 for 2009, 2008, and 2007.

(2) The aggregate intrinsic value, which represents the difference between the price of the Company's common stock at December 31, 2009 and the related exercise price of the underlying options, was $1,212,000 for outstanding options and $1,166,000 for exercisable options as of December 31, 2009.

The following table presents the activity for the unvested options outstanding under the plan for the year ended December 31, 2009.

	Number of Options	*Exercise Price Per Share*	*Weighted Average Exercise Price*
Outstanding at December 31, 2008	559,602	$ 7.79–13.06	$ 9.70
Granted	68,667	7.49–7.62	7.57
Cancelled	(1,343)	9.22–11.21	9.96
Vested	(235,556)	7.79–13.06	9.91
Outstanding at December 31, 2009	**391,370**	**$7.49–11.24**	**$9.20**

Notes To Consolidated Financial Statements

The fair value of the options vested was $1,000, $4,000, and $510,000 in 2009, 2008, and 2007.

The following table summarizes information regarding options outstanding and options exercisable at December 31, 2009 under the 1996 and 2006 Stock Option Plans and the 1996 and 2006 Director Plans.

	Options Outstanding			Options Exercisable		
		Weighted average			Weighted average	
Range of Exercise Prices	Shares at December 31, 2009	Remaining contractual life in years	Exercise price	Shares at December 31, 2009	Remaining contractual life in years	Exercise price
$ 3.50–5.51	350,997	2.53	$ 4.91	350,997	2.53	$ 4.91
6.89–13.06	1,081,320	6.85	9.95	689,950	6.02	10.37
14.63–15.56	26,948	0.93	14.98	26,948	0.93	14.98
17.94	16,667	0.01	17.94	16,667	0.01	17.94
$ 3.50–17.94	**1,475,932**	**5.64**	**8.93**	**1,084,562**	**4.67**	**8.84**

Note 6: Quarterly Results of Operations (Unaudited)

The following table presents the Company's quarterly results of operations for the years ended December 31, 2009, 2008 and 2007.

(Dollars in thousands except per share data)	*March 31*	*June 30*	*September 30*	*December 31*
2009 Quarter Ended				
Investment income	**$10,734**	**$10,613**	**$10,196**	**$ 9,560**
Net investment income (loss) after income taxes	**1,909**	**2,116**	**2,001**	**2,154**
Net increase (decrease) in net assets resulting from operations	**1,889**	**2,003**	**2,889**	**(5,759)** (1)
Net increase (decrease) in net assets resulting from operations per common share				
Basic	**$0.11**	**$0.11**	**$0.16**	**($0.33)**
Diluted	**0.11**	**0.11**	**0.16**	**(0.33)**
2008 Quarter Ended				
Investment income	$14,444	$12,730	$ 11,743	$13,367
Net investment income (loss) after income taxes	3,397	3,825	3,425	4,443
Net increase in net assets resulting from operations	3,921	4,377	4,118	2,832
Net increase in net assets resulting from operations per common share				
Basic	$0.22	$0.25	$0.23	$0.16
Diluted	0.22	0.25	0.23	0.16
2007 Quarter Ended				
Investment income	$ 10,439	$ 13,157	$ 13,555	$14,242
Net investment income (loss) after income taxes	(395)	1,618	1,555	2,520
Net increase in net assets resulting from operations	3,780	4,272	3,602	3,782
Net increase in net assets resulting from operations per common share				
Basic	$ 0.22	$ 0.24	$ 0.21	$ 0.22
Diluted	0.21	0.24	0.20	0.21

(1) Includes $9,342 of charges associated with writing off the Company's investments in the SPAC's.

Notes To Consolidated Financial Statements

Note 7: Recently Issued Accounting Standards

In January 2010, the FASB issued Accounting Standards Update 2010-06, "Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements" (FASB ASU 2010-06). FASB ASU 2010-06 amends Subtopic 820-10, Fair Value Measurements and Disclosures - Overall, and requires new disclosures related to the transfers in and out of Level 1 and 2, as well as requiring that a reporting entity present separately information about purchases, sales, issuances, and settlements rather than as one net number. Additionally, FASB ASU 2010-06 amends Subtopic 820-10 by clarifying existing disclosures related to level of disaggregation as well as disclosures about inputs and valuation techniques. FASB ASU 2010-06 is effective for reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, these disclosures are effective for reporting periods beginning after December 15, 2010. The Company does not expect adoption of FASB ASU 2010-06 to have an impact on its financial condition or results of operations.

In January 2010, the FASB issued Accounting Standards Update 2010-02, "Consolidation (Topic 810), Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification" (FASB ASU 2010-02). FASB ASU 2010-02 amends Subtopic 810-10, Consolidation – Overall, and related guidance within US GAAP to clarify that the scope of the decrease in ownership provisions of the Subtopic and related guidance applies to a subsidiary or group of assets that is a business activity, a subsidiary that is a business activity that is transferred to an equity method investee or joint venture, and an exchange of a group of assets that constitutes a business activity for a noncontrolling interest in an entity. FASB ASU 2010-02 also clarifies certain situations which do not constitute a decrease in ownership as it relates to Subtopic 810-10. FASB ASU 2010-02 is effective for reporting periods ending on or after December 15, 2009. The Company has adopted the provisions of ASU 2010-02 and the adoption has not had an impact on its financial condition or results of operations.

In September 2009, the FASB issued Accounting Standards Update 2009-12, "Fair Value Measurements and Disclosures (Topic 820), Investments in Certain Entities That Calculate Net Asset value per Share or its Equivalent" (FASB ASU 2009-12). FASB ASU 2009-12 amends Subtopic 820-10, Fair Value Measurements and Disclosures – Overall, and permits in certain circumstances a reporting entity to measure the fair value of an investment on the basis of the net asset value per share of the investment. Additionally, the update requires additional disclosures such as the nature of any restrictions on the investor's ability to redeem its investments at the measurement date, any unfunded commitments and the investment strategies of the investees. FASB ASU 2009-12 is effective for reporting periods ending after December 15, 2009 with early adoption permitted. The Company does not expect adoption of FASB ASU 2009-12 to have a material impact on its financial condition or results of operations.

In August 2009, the FASB issued Accounting Standards Update 2009-05, "Fair Value Measurements and Disclosures (Topic 820), Measuring Liabilities at Fair Value" (FASB ASU 2009-05). FASB ASU 2009-05 provides amendments to subtopic 820-10, Fair Value Measurements and Disclosures – Overall, clarifies the techniques a reporting entity should use in valuing a liability in circumstances where a quoted price in an active market for an identical liability is not available, as well as clarifying that the requirements needed for Level 1 fair value measurements when the quoted price of an identical liability is utilized. FASB ASU 2009-05 is effective for the first reporting period beginning after issuance. The Company has adopted the provisions of FASB ASU 2009-05 and the adoption has not had a material impact on its financial condition or results of operations.

In June 2009, the FASB issued an update to ASC Topic 860, "Transfer and Servicing," which among other things, removes the concept of a qualifying special-purpose entity, and changes the requirements for derecognizing financial assets. Additionally, the update requires additional disclosures about transfers of financial assets, including securitization transactions and areas where companies have continued exposure to the risks related to transferred financial assets. The update is effective for annual reporting periods beginning after November 15, 2009. The Company is currently evaluating the impact that the update will have on the consolidated financial statements.

In June 2009, the FASB issued an update to ASC Topic 810, "Consolidation," which, among other things, (i) require an entity to perform an analysis to determine whether an entity's variable interest or interests give it a controlling financial interest in a variable interest entity; (ii) require ongoing reassessments of whether an entity is the primary beneficiary of a variable interest entity, and eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity; (iii) amend certain guidance for determining whether an entity is a variable interest entity; and (iv) require enhanced disclosure that will provide users of financial statements with more transparent information about an entity's involvement in a variable interest entity. The update is effective for interim and annual periods beginning after November 15, 2009. The Company does not expect the adoption of the update to have a material impact on its financial condition or results of operations.

In April 2009, the FASB issued an update to ASC Topic 805, "Business Combinations." The update amends and clarifies ASC Topic 805 to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The update is effective for assets and liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company has adopted this update which has not had a material impact on its financial condition or results of operations.

Notes To Consolidated Financial Statements

Note 8: Segment Reporting

We have one business segment, our lending and investing operations. This segment originates and services medallion, secured commercial, and consumer loans, and invests in both marketable and nonmarketable securities.

Note 9: Commitments and Contingencies

(a) Employment Agreements

The Company has employment agreements with certain key officers for either a three or five-year term. Annually, the contracts with a five-year term will renew for new five-year terms unless prior to the end of the first year, either the Company or the executive provides notice to the other party of its intention not to extend the employment period beyond the current five-year term. In the event of a change in control, as defined, during the employment period, the agreements provide for severance compensation to the executive in an amount equal to the balance of the salary, bonus, and value of fringe benefits which the executive would be entitled to receive for the remainder of the employment period (see note 3). As part of Medallion Bank's participation in the CPP, certain restrictions have been imposed on the compensation of the Company's senior executive officers that are expected to apply for as long as Medallion Bank continues its participation in the CPP. These restrictions prohibit any payment for departure from a CPP participant or change of control event of a CPP participant, other than a payment for services performed or benefits accrued, to the Company's senior executive officers and the next five most highly compensated employees.

Employment agreements expire at various dates through 2014. At December 31, 2009, minimum payments under employment agreements are as follows:

(Dollars in thousands)	
2010	$1,062
2011	617
2012	617
2013	617
2014	257
Thereafter	—
Total	$3,170

(b) Other Commitments

The Company had portfolio commitments outstanding of $6,489,000 at December 31, 2009. Generally, commitments are on the same terms as loans to or investments in existing borrowers or investees, and generally have fixed expiration dates. Since some commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. In addition, the Company had approximately $38,583,000 of undisbursed funds relating to revolving credit facilities with borrowers. These amounts may be drawn upon at the customer's request if they meet certain credit requirements.

Commitments for leased premises expire at various dates through June 30, 2016. At December 31, 2009, minimum rental commitments for non-cancelable leases are as follows:

(Dollars in thousands)	
2010	$1,215
2011	1,187
2012	1,067
2013	906
2014	906
Thereafter	1,360
Total	$6,641

Occupancy expense was $1,275,000, $1,271,000, and $1,353,000 for the years ended December 31, 2009, 2008, and 2007.

(c) Litigation

The Company and its subsidiaries become defendants to various legal proceedings arising from the normal course of business. In the opinion of management, based on the advice of legal counsel, there is no proceeding pending, or to the knowledge of management threatened, which in the event of an adverse decision would result in a material adverse impact on the financial condition or results of operations of the Company.

Note 10: Related Party Transactions

Certain directors, officers, and shareholders of the Company are also directors and officers of its wholly-owned subsidiaries, MFC, MCI, FSVC, and Medallion Bank, as well as of certain portfolio investment companies. Officer salaries are set by the Board of Directors of the Company, subject to various regulatory constraints imposed by the TARP program (see note 3).

A member of the Board of Directors of the Company since 1996 is also of counsel in the Company's primary law firm. Amounts paid to the law firm were approximately $522,000, $404,000, and $837,000 in 2009, 2008, and 2007.

During 2009, 2008, and 2007 we serviced $229,810,000, $204,055,000 and $163,816,000 of loans for Medallion Bank. Included in net investment income were amounts as described below that were received from Medallion Bank for services rendered in originating and servicing loans, and also for reimbursement of certain expenses incurred on their behalf:

Year ended December 31, (Dollars in thousands)	*2009*	*2008*	*2007*
Servicing fees	**$1,805**	$1,492	$1,395
Loan origination fees	**849**	804	452
Reimbursement of operating expenses	**215**	192	173
Interest income	**2**	5	7
Total other income	**$2,871**	$2,493	$2,027

Notes To Consolidated Financial Statements

SPAC

Included in investments in controlled subsidiaries is $6,961,000 of investments in and loans to a special purpose acquisition company, Sports Properties Acquisition Corp. (the SPAC), 18%-owned by the Company, which consummated its initial public offering (IPO) in January 2008. Immediately prior to the IPO, the Company purchased warrants for $5,900,000 from the SPAC in a private placement which would have allowed it to acquire 5,900,000 additional shares of common stock in the future under various conditions and restrictions. The SPAC was unable to consummate an approved business combination within 24 months of the IPO, as a result, the Company's entire investment in the SPAC became worthless in January 2010, and was therefore fully reserved for with a $6,961,000 charge to unrealized depreciation during the year ended December 31, 2009. All of the assets of the SPAC will be used to repay the public stockholders.

The Company had entered into a consulting agreement with ProEminent Sports, whose principal acted as a consultant to the Company for sports related investments and, included within the scope of his duties, also provided services to the SPAC, including serving as its Chief Executive Officer, and assisting generally with the SPAC's offering and business combination. The Company had paid ProEminent Sports a monthly fee of $20,000, which during 2009 was reduced to $10,000, and then $0. The Company had previously entered into a consulting agreement with GamePlan, LLC which was terminated as of June 1, 2008, when the SPAC entered into its own consulting agreement with GamePlan, LLC. The Company had paid GamePlan, LLC a monthly fee of $10,000.

The Company had agreed to indemnify the SPAC in the event of the SPAC's liquidation for all claims of any vendors, service providers, or other entities that are owed money by the SPAC for services rendered or contracted for, or for products sold to the SPAC, including claims of any prospective acquisition targets. At December 31, 2009, the SPAC's liabilities exceeded its cash on hand by $1,581,000. The SPAC intends to negotiate these liabilities downwards, seeking forbearance from those associated with a failed deal. However, since the result of such negotiations cannot be anticipated, the Company has accrued $1,582,000 to cover the SPAC's shortfall.

Certain of the Company's officers and directors also served as officers and directors of the SPAC, and in that role entered into agreements with the SPAC and its underwriter(s) to present to the SPAC, prior to presentation to any other person or entity, opportunities to acquire entities, until the earlier of the SPAC's consummation of a business combination, the SPAC's liquidation, or until such time as they cease to be an officer or director of the SPAC. The Company entered into a similar agreement.

SPAC 2

Included in deferred costs in other assets is $759,000 of investments in and loans to a special purpose acquisition company, National Security Solutions, Inc. (SPAC 2), 74%-owned by the Company, which is currently in organization prior to registration with the SEC to register units for sale in an initial public offering. As a result of the market conditions which led to the failure of the SPAC, it was determined to cease activities related to SPAC 2, and as a result, the investment was fully reserved for with a $759,000 charge to unrealized depreciation during the year ended December 31, 2009. In addition, the Company has accrued $40,000 to fully cover any shortfall in SPAC 2's ability to cover any residual expenses.

Note 11: Shareholders' Equity

In November 2003, the Company announced a stock repurchase program which authorized the repurchase of up to $10,000,000 of common stock during the following six months, with an option for the Board of Directors to extend the time frame for completing the purchases, which expires in May 2010. In November 2004, the repurchase program was increased by an additional $10,000,000. As of December 31, 2009, 1,394,124 shares were repurchased for $12,681,000.

Note 12: Noninterest Income and Other Operating Expenses

The major components of noninterest income were as follows.

Year ended December 31, (Dollars in thousands)	*2009*	*2008*	*2007*
Servicing fees	**$2,181**	$1,798	$1,436
Prepayment penalties	**662**	1,343	460
Late charges	**277**	294	277
Other	**263**	402	271
Total noninterest income	**$3,383**	$3,837	$2,444

The increases in servicing fees primarily reflected the fees earned on the larger serviced Medallion Bank portfolio. Included in prepayment penalties in 2008 was $718,000 related to the early payoff of several large loans. Included in other noninterest income was $90,000 and $86,000 of management fees from the SPAC in 2009 and 2008, and 2008 also included the receipt of an investment partnership income distribution.

The major components of other operating expenses were as follows.

Year ended December 31, (Dollars in thousands)	*2009*	*2008*	*2007*
Loan collection and other investment costs	**$1,810**	$ 139	$ 254
Travel, meals, and entertainment	**1,135**	620	548
Directors fees	**579**	471	345
Miscellaneous taxes	**371**	546	436
Office expense	**365**	429	535
Depreciation and amortization	**258**	387	457
Telephone	**242**	225	205
Insurance	**237**	232	308
Other expenses	**915**	705	599
Total other operating expenses	**$5,912**	$3,754	$3,687

Notes To Consolidated Financial Statements

Loan collection and other investment costs increased primarily reflecting $1,622,000 of costs related to the winding up of operations of the SPAC's. Travel, meals, and entertainment increased due to an increase in investment development activities in 2009. Director Fees increased due to higher directors' meeting expenses and a greater frequency of meetings. Miscellaneous taxes were higher in 2008 due to higher franchise and excise taxes related to the disposition of foreclosed property. Office expense decreased due to lower office repairs and maintenance expenses in 2009, and improved cost cutting measures. Depreciation and amortization expense decreased as more assets became fully depreciated. Other expenses increased primarily due to higher computer expense, printing and stationary expense, and investment and referral expenses.

Note 13: Selected Financial Ratios and Other Data

The following table provides selected financial ratios and other data:

Year ended December 31, (Dollars in thousands, except per share data)	*2009*	*2008*	*2007*	*2006*	*2005*
Net share data					
Net asset value at the beginning of the year	**$ 9.97**	$ 9.86	$ 9.73	$ 9.69	$ 9.83
Net investment income	**0.46**	0.85	0.30	0.18	0.26
Income tax (provision) benefit	**0.00**	0.00	0.00	0.00	0.00
Net realized gains (losses) on investments	**(0.23)**	(0.21)	0.80	0.17	0.21
Net change in unrealized appreciation (depreciation) on investments	**(0.17)**	0.22	(0.23)	0.39	(0.08)
Net increase in net assets resulting from operations	**0.06**	0.86	0.87	0.74	0.39
Issuance of common stock	—	—	(0.01)	(0.04)	(0.06)
Repurchase of common stock	—	—	0.01	—	0.03
Distribution of net investment income	**(0.76)**	(0.76)	(0.45)	(0.44)	(0.29)
Distribution of net realized gains on investments	—	—	(0.31)	(0.22)	(0.21)
Other	—	0.01	0.02	—	—
Total increase (decrease) in net asset value	**(0.70)**	0.11	0.13	0.04	(0.14)
Net asset value at the end of the year [1]	**$9.27**	$ 9.97	$ 9.86	$ 9.73	$9.69
Per share market value at beginning of year	**$7.63**	$ 10.02	$ 12.37	$ 11.26	$ 9.70
Per share market value at end of year	**8.17**	7.63	10.02	12.37	11.26
Total return [2]	**18%**	(16%)	(13%)	16%	21%
Ratios/supplemental data					
Average net assets	**$172,558**	$174,082	$171,503	$167,528	$167,909
Total expense ratio [3][4]	**21%**	24%	28%	23%	21%
Operating expenses to average net assets [4]	**11.43**	9.95	10.40	8.91	10.11
Net investment income after taxes to average net assets	**4.74**	8.67	3.09	1.89	2.73

(1) Includes $0.29, $0.08, $0.16, $0.08, and $0.12 of undistributed net investment income per share as of December 31, 2009, 2008, 2007, 2006, and 2005, and $0.00 of undistributed net realized gains per share for all years presented.

(2) Total return is calculated by dividing the change in market value of a share of common stock during the year, assuming the reinvestment of dividends on the payment date, by the per share market value at the beginning of the year.

(3) Total expense ratio represents total expenses (interest expense, operating expenses, and income taxes) divided by average net assets.

(4) Includes $1,622 of charges in 2009 related to winding up the operations of the SPAC's. Excluding these charges, the total expense ratio was 20% and the operating expense ratio was 10.49%.

Note 14: Employee Benefit Plans

The Company has a 401(k) Investment Plan (the 401(k) Plan) which covers all full-time and part-time employees of the Company who have attained the age of 21 and have a minimum of one year of service, including the employees of Medallion Bank. Under the 401(k) Plan, an employee may elect to defer not less than 1% and no more than 15% of the total annual compensation that would otherwise be paid to the employee, provided, however, that employee's contributions may not exceed certain maximum amounts determined under the Internal Revenue Code. Employee contributions are invested in various mutual funds according to the directions of the employee.

The Company matches employee contributions to the 401(k) Plan in an amount per employee up to one-third of such employee's contribution but in no event greater than 2% of the portion of such employee's annual salary eligible for 401(k) Plan benefits. The Company's 401(k) plan expense, which including amounts for the employees of Medallion Bank, was approximately $111,000, $82,000, and $98,000 for the years ended December 31, 2009, 2008, and 2007.

Note 15: Fair Value of Financial Instruments

FASB ASC Topic 825, "Financial Instruments," requires disclosure of fair value information about certain financial instruments, whether assets, liabilities, or off-balance-sheet commitments, if practicable.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument. Fair value estimates that were derived from broker quotes cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument.

(a) **Investments** — The Company's investments are recorded at the estimated fair value of such investments.

(b) **Floating rate borrowings** — Due to the short-term nature of these instruments, the carrying amount approximates fair value.

(c) **Commitments to extend credit** — The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and present creditworthiness of the counter parties. For fixed rate loan commitments, fair value also includes a consideration of the difference between the current levels of interest rates and the committed rates. At December 31, 2009 and 2008, the estimated fair value of these off-balance-sheet instruments was not material.

(d) **Fixed rate borrowings** — The fair value of the debentures payable to the SBA is estimated based on current market interest rates for similar debt.

	December 31, 2009		*December 31, 2008*	
(Dollars in thousands)	*Carrying Amount*	*Fair Value*	*Carrying Amount*	*Fair Value*
Financial Assets				
Investments	**$475,133**	**$475,133**	$570,597	$570,597
Cash	**33,401**	**33,401**	32,075	32,075
Accrued interest receivable	**1,661**	**1,661**	2,149	2,149
Financial Liabilities				
Funds borrowed	**382,522**	**382,522**	462,650	462,650
Accrued interest payable	**2,207**	**2,207**	2,015	2,015

Note 16: Fair Value of Assets and Liabilities

The Company follows the provisions of FASB ASC Topic 820, which defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. The Company accounts for substantially all of its financial instruments at fair value or considers fair value in its measurement, in accordance with the accounting guidance for investment companies. See Note 2 sections "Fair Value of Assets and Liabilities" and "Investment Valuation" for a description of our valuation methodology which is unchanged during 2009.

In accordance with FASB ASC Topic 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3).

As required by FASB ASC Topic 820, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. For example, a level 3 fair value measurement may include inputs that are observable (level 1 and 2) and unobservable (level 3). Therefore gains and losses for such assets and liabilities categorized within the level 3 table below may include changes in fair value that are attributable to both observable inputs (level 1 and 2) and unobservable inputs (level 3).

Financial assets and liabilities recorded on the consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (examples include active exchange-traded equity securities, exchanged-traded derivatives, most US Government and agency securities, and certain other sovereign government obligations).

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

A) Quoted prices for similar assets or liabilities in active markets (for example, restricted stock);

B) Quoted price for identical or similar assets or liabilities in non-active markets (for example, corporate and municipal bonds, which trade infrequently);

C) Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps); and

D) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (examples include certain residential and commercial mortgage-related assets, including loans, securities and derivatives).

Notes To Consolidated Financial Statements

Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the assets or liability (examples include certain private equity investments, certain residential and commercial mortgage-related assets (including loans, securities, and derivatives), and long-dated or complex derivatives including certain equity derivatives and long-dated options on gas and power).

A review of fair value hierarchy classification is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. Reclassifications impacting level 3 of the fair value hierarchy are reported as transfers in/out of the level 3 category as of the beginning of the quarter in which the reclassifications occur.

The following tables present Medallion's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008.

2009 (Dollars in thousands)	*Level 1*	*Level 2*	*Level 3*	*Total*
Assets				
Medallion loans	$ —	$ —	$ 321,915	$ 321,915
Commercial loans	—	—	77,922	77,922
Investment in Medallion Bank and other controlled subsidiaries	543	—	71,736	72,279
Equity investments	248	—	2,769	3,017
Other assets	—	33,822	—	33,822

2008 (Dollars in thousands)	*Level 1*	*Level 2*	*Level 3*	*Total*
Assets				
Medallion loans	$ —	$ —	$402,964	$402,964
Commercial loans	—	—	89,611	89,611
Investment in Medallion Bank and other controlled subsidiaries	—	3,650	71,100	74,750
Equity investments	246	—	3,026	3,272
Other assets	—	29,728	759	30,487

Included in level 3 investments in other controlled subsidiaries is the investment in Medallion Bank, the SPAC, and an investment in a start-up business engaged in media-buying consulting. Included in level 3 equity investments are unregistered shares of common stock in a publicly-held company, as well as certain private equity positions in non-marketable securities. Included in level 3 other assets is the investment in SPAC 2, which had been fully reserved.

The following tables provide a summary of changes in fair value of Medallion's level 3 financial assets and liabilities for the year ended December 31, 2009 and 2008.

(Dollars in thousands)	*December 31, 2008*	*Total Realized and Unrealized Gains (Losses) Included in Income*	*Purchases, Issuances, and Settlements*	*Transfers In (Out)*	*December 31, 2009*	*Amounts Related to Held Assets* (1)
Assets						
Medallion loans	$402,964	($ 3)	($81,046)	$ —	$321,915	$ —
Commercial loans	89,611	(3,253)	(7,929)	(507)	77,922	(3,505)
Investment in Medallion Bank and other controlled subsidiaries	71,100	(5,526)	2,512	3,650 (1)	71,736	(5,666)
Equity investments	3,026	(816)	559	—	2,769	(816)
Other assets	759	(1,266)	—	507	—	(759)

(1) Reflects the transfer of the investment in Medallion Hampton's Holdings from level 2 to level 3 as of December 31, 2009.

(2) Total realized and unrealized gains (losses) included in income for the year which relate to assets held as of December 31, 2009

Notes To Consolidated Financial Statements

(Dollars in thousands)	December 31, 2007	Total Realized and Unrealized Gains (Losses) Included in Income	Purchases, Issuances, and Settlements	Transfers In (Out)	December 31, 2008	Amounts Related to Held Assets (1)
Assets						
Medallion loans	$498,883	$ 15	($95,934)	$ —	$402,964	$ —
Commercial loans	91,782	(3,613)	1,442	—	89,611	(3,138)
Investment in Medallion Bank and other controlled subsidiaries	53,871	(2,231)	18,818	642	71,100	(2,231)
Equity investments	4,530	(1,574)	70	—	3,026	(1,994)
Other assets	1,146	—	255	(642)	759	—

(1) The SPAC was reclassified during 2008 from other assets to investment in controlled subsidiaries upon consummation of the initial public offering of the SPAC's common stock.

(2) Total realized and unrealized gains (losses) included in income for the year which relate to assets held as of December 31, 2008.

Note 17: Subsequent Events

We have evaluated subsequent events that have occurred through March 12, 2010, the date of financial statement issuance.

On February 9, 2010, the Company's board of directors declared a $0.15 per share common stock dividend, payable on March 22, 2010 to shareholders of record on March 15, 2010.

On January 7, 2010, the Citibank line of credit commitment was reduced to $20,000,000, and it was further reduced to $10,000,000 on January 27, 2010 and $5,000,000 on March 4, 2010; and was paid in full on March 10, 2010.

Consolidated Schedule of Investments

December 31, 2009 (Dollars in thousands)	*Industry*	*State*	*Security Type*	*% Held*	*# of Invest.*	*% of Total*	*Interest Rate [1]*	*Investment Balances*
Medallion loans								
New York					741	51%	5.90%	$244,082
Chicago					119	5	6.91	25,868
Newark					148	5	7.98	21,790
Boston					87	5	7.14	21,383
Cambridge					17	1	7.10	3,025
Other					22	1	7.14	5,435
Total					**1, 134**	**68%**	**6.23%**	**321,583**
Deferred loan acquisition costs								332
Unrealized depreciation on loans								—
Medallion loans, net								**$321,915**
Commercial loans								
Secured mezzanine (20% Minnesota, 11% Oklahoma, 11% Wisconsin, 11% Florida, 8% California, 7% Indiana, 7% Texas, and 25% all other states)								
Manufacturing					17	7%	14.68%	$ 33,918
Administrative and support services					6	2	17.32	9,316
Wholesale trade					3	2	13.54	8,750
Accommodation and food services					3	1	10.02	3,308
Professional, scientific, and technical services					1	*	19.00	2,436
Health care and social assistance					1	*	7.00	1,703
Information					2	*	17.63	1,527
Retail trade					1	*	10.00	876
Total					**34**	**12%**	**14.63**	**$ 61,834**
Asset-based (77% New York, 17% New Jersey, and 6% all other states)								
Wholesale trade					10	1%	5.17%	$ 4,185
Transportation and warehousing					5	*	6.70	1,662
Retail trade					6	*	5.64	700
Manufacturing					6	*	6.42	679
Finance and insurance					6	*	6.15	676
Administrative and support services					2	*	5.74	405
Health care and social assistance					1	*	5.50	377
Construction					3	*	6.47	307
Total					**39**	**2%**	**5. 74**	**$ 8,991**
Other secured commercial (88% New York, 10% New Jersey, and 2% Illinois)								
Accommodation and food services					8	1%	6.29%	$ 4,781
Retail trade					18	1	10.44	3,920
Other services (except public administration)					7	*	7.38	1,131
Transportation and warehousing					69	*	6.79	903
Real estate and rental and leasing					4	*	7.27	525
Arts, entertainment, and recreation					2	*	8.50	446
Total					**108**	**2%**	**7.95**	**$ 11,706**
Total					**181**	**16%**	**12.71%**	**$ 82,531**
Deferred loan acquisition income								(373)
Unrealized depreciation on loans								(4,236)
Commercial loans, net								**$ 77,922**

(1) Represents the weighted average interest rate of the respective portfolio as of the date indicated.

Consolidated Schedule of Investments

December 31, 2009 (Dollars in thousands)	Industry	State	Security Type	% Held	# of Invest.	% of Total	Interest Rate (1)	Investment Balances
Investment in Medallion Bank and other controlled subsidiaries								
Medallion Bank** Salt Lake City, Utah	Commercial Banking	Utah	Common Stock	100%	1	14%	5.88%	$ 68,000
Medallion Hamptons Holding LLC 437 Madison Avenue New York, NY 10022	Real Estate	NY	Membership Interests	100%	1	*	0.00	2,057
Sports Properties Acquisition Corp 437 Madison Avenue New York, NY 10022	Special Purpose Acquisition Company	NY	Common Stock	18%	1	1	0.00	543
Generation Outdoor, Inc. 437 Madison Avenue New York, NY 10022	Advertising	NY	Common stock	100%	1	*	0.00	86
Total					**4**	**15%**	**5.53%**	**$ 70,686**
Unrealized appreciation on investments in Medallion Bank and other controlled subsidiaries								1,593
Investment in Medallion Bank and other controlled subsidiaries, net								**$ 72,279**
Equity investments								
Restaurant Technologies 940 Apollo Rd. Suite 110 Eagan, MN 55121	Restaurant Service Provider		Common Stock	*	1	*%	0.00%	$ 990
Tulsa Power, Inc. 913 North Wheeling Ave Tulsa, OK 74110	Machinery Manufacturer		Common Stock	2%	1	*	0.00	318
PMC Commercial Trust ** 17950 Preston Road, Suite 600 Dallas, TX 75252	Real Estate Investment Trust		Common Stock	*	1	*	9.39	901
Convergent Capital, Ltd 505 N. Highway 169 Minneapolis MN 35441	Commercial Finance		Limited Partnership Interest	7%	1	*	0.00	880
On Top 2435 North Central Expressway Richardson, TX 75080	Radio Station Broadcasting		Ownership Shares	12%	1	*	0.00	200
Micromedics, Inc. 1270 Eagan Industrial Road St. Paul, MN 55121-1385	Medical Device Manufacturer		Common Stock	*	1	*	0.00	59
Star Concessions, Ltd. 8008 Cedar Springs Road, Terminal Building LB Dallas, TX 75235	Airport Food and Retail		Limited Partnership Interest	45%	1	*	0.00	40
Metlife	Insurance		Common Stock	*	1	*	2.09	5
Appliance Recycling Centers of America, Inc.** 7400 Excelsior Boulevard Minneapolis, MN 55426-4516	Appliance Recycler		Common Stock	*	1	*	0.00	—
Total					**9**	**1%**	**2.50%**	**$ 3,393**
Unrealized appreciation on equities								(376)
Equity investments, net								**$ 3,017**
Investment securities								
Total					—	—%	—%	$ —
Unrealized appreciation on investment securities							—	
Investment securities, net								$ —
Total investments at cost					**1,328**	**100%**	**7.22%**	**$478,193**
Deferred loan acquisition income								(41)
Unrealized appreciation on investments in Medallion Bank and other controlled subsidiaries								1,593
Unrealized depreciation on equities								(376)
Unrealized depreciation on loans								(4,236)
Net Investments ($261,332 pledged as collateral under borrowing arrangements)								**$475,133**

** Less than 1.0%*
*** Not an eligible portfolio company as such term is defined in Section 2(a)(46) of the 1940 Act.*

(1) Represents the weighted average interest rate of the respective portfolio as of the date indicated.

Consolidated Schedule of Investments

December 31, 2008 (Dollars in thousands)	*Industry*	*State*	*Security Type*	*% Held*	*# of Invest.*	*% of Total*	*Interest Rate (1)*	*Investment Balances*
Medallion loans								
New York					1,027	53%	6.04%	$ 304,306
Boston					152	5	7.54	31,283
Chicago					186	5	7.15	28,172
Newark					180	5	8.17	27,809
Cambridge					25	1	7.59	4,387
Other					27	1	7.40	6,584
Total					**1,597**	**70%**	**6.42%**	**402,541**
Deferred loan acquisition costs								423
Unrealized depreciation on loans								—
Medallion loans, net								**$402,964**
Commercial loans								
Secured mezzanine (14% Minnesota, 11% Wisconsin, 10% Florida, 10% Oklahoma, 9% Indiana, 9% California, 8% Texas, 8% Michigan, and 21% all other states)								
Manufacturing					20	6%	13.97%	$ 34,551
Administrative and support services					5	2	17.12	9,861
Wholesale trade					3	2	13.59	9,752
Accommodation and food services					4	1	11.00	4,492
Professional, scientific, and technical services					1	1	19.00	2,508
Health care and social assistance					1	*	7.00	1,847
Information					2	*	17.63	1,588
Retail trade					1	*	10.88	876
Total					**37**	**12%**	**14.23**	**$ 65,475**
Asset-based (69% New York, 23% New Jersey, and 8% all other states)								
Wholesale trade					10	1%	4.79%	$ 5,419
Transportation and warehousing					5	1	5.63	2,065
Retail trade					6	*	5.01	1,888
Manufacturing					10	*	6.30	1,334
Construction					3	*	5.36	986
Finance and insurance					6	*	6.27	761
Administrative and support services					3	*	5.55	462
Arts, entertainment, and recreation					1	*	5.75	331
Health care and social assistance					1	*	5.50	210
Real estate and rental and leasing					1	*	5.50	96
Total					**46**	**2%**	**5.29**	**$ 13,552**
Other secured commercial (91% New York, 7% New Jersey, and 2% Illinois)								
Accommodation and food services					11	1%	6.87%	$ 5,321
Retail trade					17	1	11.15	4,374
Transportation and warehousing					168	1	7.09	3,323
Other services (except public administration)					10	*	8.93	1,427
Real estate and rental and leasing					5	*	7.20	1,001
Arts, entertainment, and recreation					2	*	8.57	424
Total					**213**	**3%**	**8.34**	**$ 15,870**
Total					**296**	**17%**	**11.97%**	**$ 94,897**
Deferred loan acquisition costs								(171)
Unrealized depreciation on loans								(5,115)
Commercial loans, net								**$ 89,611**

(1) Represents the weighted average interest rate of the respective portfolio as of the date indicated.

Consolidated Schedule of Investments

December 31, 2008 (Dollars in thousands)	*Industry*	*State*	*Security Type*	*% Held*	*# of Invest.*	*% of Total*	*Interest Rate* [1]	*Investment Balances*
Investment in Medallion Bank and other controlled subsidiaries								
Medallion Bank** Salt Lake City, Utah	Commercial Banking	Utah	Common Stock	100%	1	11%	9.37%	$ 64,003
Sports Properties Acquisition Corp 437 Madison Avenue New York, NY 10022	Special Purpose Acquisition Company	NY	Common Stock	18%	1	1	0.00	6,567
Medallion Hamptons Holding LLC 437 Madison Avenue New York, NY 10022	Real Estate	NY	Membership Interests	100%	1	*	0.00	1,917
Generation Outdoor ,Inc. 437 Madison Avenue New York, NY 10022	Advertising	NY	Common Stock	100%	1	*	0.00	530
Total					**4**	**13%**	**8.22%**	**$ 73,017**
Unrealized appreciation on investments in Medallion Bank and other controlled subsidiaries							1,733	
Investment in Medallion Bank and other controlled subsidiaries, net								**$ 74,750**
Equity investments								
Restaurant Technologies 940 Apollo Rd. Suite 110 Eagan, MN 55121	Restaurant Service Provider		Common Stock	*	1	*%	0.00%	$ 990
PMC Commercial Trust ** 17950 Preston Road, Suite 600 Dallas, TX 75252	Real Estate Investment Trust		Common Stock	*	1	*	13.62	901
Convergent Capital, Ltd 505 N. Highway 169 Minneapolis MN 35441	Commercial Finance		Limited Partnership Interest	7%	1	*	0.00	640
On Top 2435 North Central Expressway Richardson, TX 75080	Radio Station Broadcasting		Ownership Shares	12%	1	*	0.00	200
Micromedics, Inc. 1270 Eagan Industrial Road St. Paul, MN 55121-1385	Medical Device Manufacturer		Common Stock	*	1	*	0.00	59
Star Concessions, Ltd. 8008 Cedar Springs Road, Terminal Building LB Dallas, TX 75235	Airport Food and Retail		Limited Partnership Interest	45%	1	*	0.00	40
Metlife	Insurance		Common Stock	*	1	*	2.12	5
Appliance Recycling Centers of America, Inc.** 7400 Excelsior Boulevard Minneapolis, MN 55426-4516	Appliance Recycler		Common Stock	*	1	*	0.00	—
Total					**8**	***%**	**4.33%**	**$ 2,835**
Unrealized appreciation on equities								437
Equity investments, net								**$ 3,272**
Investment securities								
Total					—	—%	—%	$ —
Unrealized appreciation on investment securities								—
Investment securities, net								$ —
Total investments at cost					**1,905**	**100%**	**7.56%**	**$573,290**
Deferred loan acquisition costs								252
Unrealized appreciation on investments in Medallion Bank and other controlled subsidiaries								1,733
Unrealized appreciation on equities								437
Unrealized depreciation on loans								(5,115)
Net Investments ($458,102 pledged as collateral under borrowing arrangements)								**$570,597**

** Less than 1.0%*
*** Not an eligible portfolio company as such term is defined in Section 2(a)(46) of the 1940 Act.*

(1) Represents the weighted average interest rate of the respective portfolio as of the date indicated.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Medallion Financial Corp.

We have audited the accompanying consolidated balance sheets of Medallion Financial Corp. and subsidiaries (the "Company"), including the consolidated schedule of investments, as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in net assets, and cash flows for each of the three years in the three-year period ended December 31, 2009 and the selected financial ratios and other data (see note 13) for each of the five years in the five-year period ended December 31, 2009. These consolidated financial statements and selected financial ratios and other data are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and selected financial ratios and other data based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements and selected financial ratios and other data are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our procedures included physical inspection or confirmation of securities owned as of December 31, 2009 and 2008. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements and the selected financial ratios and other data referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2009 and 2008, and the consolidated results of their operations, changes in net assets, and cash flows for each of the three years in the three-year period ended December 31, 2009 and the selected financial ratios and other data for each of the five years in the five-year period ended December 31, 2009, in conformity with US generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control-Integrated Framework Issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 12, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Weiser LLP
New York, New York
March 12, 2010

Statements of Operations and Other Comprehensive Income (Loss)

For the years ended December 31,	*2009*	*2008*	*2007*
Interest income			
Investments	**$ 843,811**	$ 1,365,464	$ 1,654,465
Loan interest including fees	**43,837,041**	39,938,001	34,884,562
Total interest income	**44,680,852**	41,303,465	36,539,027
Interest expense	**11,045,599**	14,933,771	13,803,604
Net interest income	**33,635,253**	26,369,694	22,735,423
Provision for loan losses	**14,770,611**	11,300,146	5,177,823
Net interest income after provision for loan losses	**18,864,642**	15,069,548	17,557,600
Noninterest income	**429,192**	538,514	361,739
Gain (loss) on sale of assets	**692,209**	(88,794)	55,423
Noninterest expense			
Loan servicing	**3,540,161**	3,140,221	2,675,358
Collection costs	**1,661,197**	1,050,886	848,727
Salaries and benefits	**2,477,571**	2,276,077	2,174,839
Regulatory fees	**709,944**	408,248	137,059
Professional fees	**472,183**	356,579	367,132
Occupancy and equipment	**202,753**	201,214	177,367
Credit reports	**146,214**	199,321	160,909
Other	**647,963**	921,773	648,490
Total noninterest expense	**9,857,986**	8,554,319	7,189,881
Income before income taxes	**10,128,057**	6,964,949	10,784,881
Provision for income taxes	**3,659,200**	2,775,621	4,058,745
Net income	**6,468,857**	4,189,328	6,726,136
Other comprehensive income (loss), net of tax	**97,327**	(64,096)	269,518
Total comprehensive income	**$ 6,566,184**	$ 4,125,232	$ 6,995,654

The accompanying notes are an integral part of these financial statements.

Balance Sheets

December 31,	*2009*	*2008*
Assets		
Cash and cash equivalents, substantially all of which are federal funds sold	**$ 13,340,004**	$ 9,400,755
Investment securities, available-for-sale	**21,060,613**	20,088,254
Loans, inclusive of deferred loan acquisition costs	**432,406,130**	406,910,964
Allowance for loan losses	**(13,553,258)**	(10,807,817)
Loans, net	**418,852,872**	396,103,147
Repossessed loan collateral	**1,561,008**	2,425,106
Fixed assets, net	**138,418**	206,393
Deferred and other tax assets	**3,272,806**	1,649,512
Accrued interest receivable and other assets	**6,962,481**	5,520,841
Total assets	**$465,188,202**	$435,394,008
Liabilities and shareholder's equity		
Liabilities		
Time deposits, including accrued interest payable of **$1,508,401 in 2009** and $3,655,540 in 2008	**$ 373,227,527**	$ 370,063,540
Subordinated debt and related party deposit	**130,257**	205,553
Other liabilities	**2,362,364**	1,120,846
Due to affiliates	**600,120**	129,517
Taxes payable	**—**	106,199
Total liabilities	**376,320,268**	371,625,655
Commitments and contingencies	**—**	—
Shareholder's equity		
Preferred stock, $0.01 par value, 22,143 shares authorized, 22,143 issued and outstanding	**21,498,000**	—
Common stock, $1 par value, 1,000,000 shares authorized, 1,000,000 issued and outstanding	**1,000,000**	1,000,000
Additional paid in capital	**51,500,000**	49,750,000
Accumulated other comprehensive income (loss), net of tax	**57,339**	(39,988)
Retained earnings	**14,812,595**	13,058,341
Total shareholder's equity	**88,867,934**	63,768,353
Total liabilities and shareholder's equity	**$465,188,202**	$435,394,008

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Shareholder's Equity

	Preferred Stock		Common Stock					
For the years ended December 31, 2009, 2008, and 2007	*Shares Outstanding*	*Amount*	*Shares Outstanding*	*Amount*	*Additional Paid in Capital*	*Accumulated Other Comprehensive Income (Loss)*	*Retained Earnings*	*Total Shareholder's Equity*
Balance at December 31, 2006	—	$ —	1,000,000	$ 1,000,000	$ 32,200,000	($245,410)	$ 13,892,877	$ 46,847,467
Capital contributions	—	—	—	—	6,800,000	—	—	6,800,000
Net income	—	—	—	—	—	—	6,726,136	6,726,136
Dividends paid to parent	—	—	—	—	—	—	(5,750,000)	(5,750,000)
Net change in unrealized gains on investment securities, net of tax	—	—	—	—	—	269,518	—	269,518
Balance at December 31, 2007	—	—	1,000,000	1,000,000	39,000,000	24,108	14,869,013	54,893,121
Capital contributions	—	—	—	—	10,750,000	—	—	10,750,000
Net income	—	—	—	—	—	—	4,189,328	4,189,328
Dividends paid to parent	—	—	—	—	—	—	(6,000,000)	(6,000,000)
Net change in unrealized losses on investment securities, net of tax	—	—	—	—	—	(64,096)	—	(64,096)
Balance at December 31, 2008		—	1,000,000	1,000,000	49,750,000	(39,988)	13,058,341	63,768,353
Sale of preferred stock to US Treasury under TARP	**22,143**	**21,498,000**	—	—	—	—	—	**21,498,000**
Capital contributions	—	—	—	—	**1,750,000**	—	—	**1,750,000**
Net income	—	—	—	—	—	—	**6,468,857**	**6,468,857**
Dividends declared to parent	—	—	—	—	—	—	**(4,000,000)**	**(4,000,000)**
Dividends declared to US Treasury	—	—	—	—	—	—	**(714,603)**	**(714,603)**
Net change in unrealized gains on investment securities, net of tax	—	—	—	—	—	**97,327**	—	**97,327**
Balance at December 31, 2009	**22,143**	**$21,498,000**	**1,000,000**	**$1,000,000**	**$51,500,000**	**$ 57,339**	**$14,812,595**	**$88,867,934**

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

For the years ended December 31,	*2009*	*2008*	*2007*
Cash flows from operating activities			
Net income from operations	**$ 6,468,857**	$ 4,189,328	$ 6,726,136
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Depreciation and amortization	**3,327,188**	2,269,245	1,366,611
Provision for loan losses	**14,770,611**	11,300,146	5,177,823
Deferred and other tax assets	**(1,681,690)**	(679,890)	(1,449,586)
Loss from disposal of premises and equipment	**28,043**	—	11,551
(Gain) loss from sale of repossessed inventory	**(669,139)**	84,132	(58,298)
Gain from sale of investments	**(34,426)**	(91,624)	(101,900)
Changes in operating assets and liabilities:			
Interest receivable	**21,585**	(488,116)	(447,701)
Other assets	**(2,532,716)**	(397,208)	44,855
Interest payable	**(2,147,012)**	(61,783)	489,783
Other liabilities	**(12,199)**	(2,015,653)	2,651,161
Taxes payable	**(106,199)**	(792,726)	918,333
Net cash provided by operating activities	**17,432,903**	13,315,851	15,328,768
Cash flows from investing activities			
Increase in loans, net	**(45,413,424)**	(99,249,706)	(56,223,237)
Purchase of investments	**(7,308,237)**	(7,026,468)	(6,166,975)
Proceeds from sale of investments	**3,095,541**	—	—
Proceeds from maturity of investments	**3,361,187**	8,669,300	6,313,080
Proceeds from sale of repossessed inventory	**7,310,441**	3,242,090	2,474,311
(Purchase) disposal of premises and equipment	**(32,582)**	—	5,000
Net cash used in investing activities	**(38,987,074)**	(94,364,784)	(53,597,821)
Cash flows from financing activities			
Issuance of time deposits	**497,230,000**	446,205,000	216,633,000
Payments made at maturity of time deposits	**(491,919,000)**	(378,880,000)	(175,806,000)
Federal funds purchased	**26,000,000**	10,500,000	16,245,000
Payments made at maturity of federal funds purchased	**(26,000,000)**	(10,500,000)	(16,245,000)
Issuance of Preferred Stock	**21,498,000**	—	—
Change in due to parent/affiliates	**470,604**	1,349,887	(1,282,065)
Proceeds from capital contributions	**1,750,000**	10,750,000	6,800,000
Dividends paid to parent	**(3,000,000)**	(6,000,000)	(5,750,000)
Dividends paid to US Treasury	**(460,888)**	—	—
Repayment of subordinated debt	**(75,296)**	—	—
Net cash provided by financing activities	**25,493,420**	73,424,887	40,594,935
Net change in cash and cash equivalents	**3,939,249**	(7,624,046)	2,325,882
Cash and cash equivalents, beginning of the year	**9,400,755**	17,024,801	14,698,919
Cash and cash equivalents, end of the year	**$ 13,340,004**	$ 9,400,755	$ 17,024,801
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid for interest	**$ 12,122,869**	$ 14,039,515	$ 12,518,703
Cash paid for income taxes	**5,390,000**	3,400,625	4,590,000
Loans transferred to repossessed loan collateral	**13,138,867**	9,535,278	5,391,666

The accompanying notes are an integral part of these financial statements.

Notes To Financial Statements

Note 1:
Organization and Summary of Significant Accounting Policies

Description of business – Medallion Bank (the Bank) is a limited service industrial bank headquartered in Salt Lake City, Utah. The Bank was formed in May 2002 for the purpose of obtaining an industrial bank (IB) charter pursuant to the laws of the State of Utah. The Bank is a wholly owned subsidiary of Medallion Financial Corp. (Medallion). The Bank originates asset-based commercial loans and commercial loans to finance the purchase of taxi medallions (licenses), both of which are marketed and serviced by the Bank's affiliates who have extensive prior experience in these asset groups. The Bank originates consumer loans on a national basis that are secured by marine, recreational vehicle, and trailer products to customers with prior credit blemishes. The Bank also originates unsecured consumer loans to finance hearing aids. The loans are financed with time certificates of deposits which are originated nationally through a variety of brokered deposit relationships.

Basis of presentation – The Bank's financial statements are presented in accordance with accounting principles generally accepted in the US and prevailing industry practices, which require management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Estimates, by their nature, are based upon judgment and available information. Actual results could differ materially from those estimates.

Cash and cash equivalents – The Bank considers all highly liquid instruments with an original purchased maturity of three months or less to be cash equivalents. A non-interest bearing compensating balance of $100,000 is maintained at Zion's Bank. Cash balances are generally held in accounts at large national or regional banking organizations in amounts that frequently exceed the federally insured limits.

Investment securities – FASB ASC Topic 320, "Investments – Debt and Equity Securities," requires that all applicable investments be classified as trading securities, available-for-sale securities, or held-to-maturity securities. Investment securities are purchased from time-to-time in the open market at prices that are greater or lesser than the par value of the investment. The resulting premium or discount is deferred and recognized on a level yield basis as an adjustment to the yield of the related investment. At December 31, 2009 and 2008, the net premium on investment securities totaled $185,000 and $96,000, and $69,000, ($14,000) and $140,000 was (accreted) amortized to interest income for the year ended December 31, 2009, 2008 and 2007. The Bank had $21,061,000 and $20,088,000 of available-for-sale securities at fair value as of December 31, 2009 and 2008. The statement further requires that held-to-maturity securities be reported at amortized cost and available-for-sale securities be reported at fair value, with unrealized gains and losses excluded from earnings, at the date of the financial statements and reported in accumulated other comprehensive income (loss) as a separate component of shareholder's equity, net of the effect of income taxes, until they are sold. The Bank had $92,000 of pretax net unrealized gains and $64,000 of pretax net unrealized losses on available-for-sale securities as of December 31, 2009 and 2008. At the time of sale, any gains or losses, calculated by the specific identification method, will be recognized as a component of operating results and any amounts previously included in shareholder's equity, which were recorded net of the income tax effect, will be reversed.

Loans – Loans are reported at the principal amount outstanding, inclusive of deferred loan acquisition costs, which primarily includes deferred fees paid to loan originators, and which is amortized to interest income over the life of the loan.

Loan origination fees and certain direct origination costs are deferred and recognized as an adjustment to the yield of the related loans. At December 31, 2009 and 2008, net loan origination costs were $5,553,000 and $5,826,000. Net amortization expense for the years ended December 31, 2009, 2008, and 2007 was $1,826,000, $2,182,000, and $1,156,000.

Interest income is recognized on an accrual basis. Consumer loans are usually charged-off when they are 120 days contractually past due unless the loan is both well secured and in the process of collection or bankruptcy, or when, in the opinion of management, full collection of principal and interest is unlikely. Other loans are charged off when management determines that a loss has occurred. All interest accrued but not collected for loans that are charged off is reversed against interest income. For the recreational consumer loan portfolio, the process to repossess the collateral is started at 60 days past due. If the collateral is not located and the account reaches 120 days delinquent, the account is charged off. If the collateral is repossessed, a loss is recorded to write the loan down to its fair value less selling costs, and the collateral is sent to auction. When the collateral is sold, the net auction proceeds are applied to the account, and any remaining balance is written off, and any excess proceeds are recorded as a realized gain. Proceeds collected on charged off accounts are recorded as a recovery. Total loans 90 days or more past due were $3,861,000, $4,345,000, and $1,036,000 at December 31, 2009, 2008, and 2007.

A loan is considered to be impaired when, based on current information and events, it is likely the Bank will be unable to collect all amounts due according to the contractual terms of the original loan agreement. Management considers loans that are in bankruptcy status, but have not been charged-off, to be impaired. These loans are charged-down to fair value and placed on nonaccrual status. Fair value is determined based upon comparable market prices for substantially similar collateral plus management's estimate of disposal costs. All interest accrued but not collected for loans that are placed on nonaccrual is reversed against interest income. The interest on these loans is accounted for on the cash basis until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. At December 31, 2009, $3,321,000 or 2% of consumer loans, $1,124,000 or 2% of commercial loans and $0 or 0% of medallion loans were on nonaccrual, compared to $2,442,000 or 1% of consumer loans, $1,832,000 or 2% of commercial loans and $0 and 0% of medallion loans on nonaccrual at December 31, 2008. The amount of interest income on nonaccrual loans that would have been recognized if the loans had been paying in accordance with their original terms was $160,000 in 2009, $141,000 in 2008, and $27,000 in 2007.

Notes To Financial Statements

Allowance for loan losses –In analyzing the adequacy of the allowance for loan losses, the Bank uses historical delinquency and actual loss rates acquired from Medallion and the unrelated financial institution from which the consumer portfolio was purchased. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, prevailing economic conditions, and excess concentration risks. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Credit losses are deducted from the allowance and subsequent recoveries are added.

Fixed assets – Fixed assets are stated at cost less accumulated depreciation and amortization. Maintenance and repairs are charged to expense while significant improvements are capitalized. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. Capitalized leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining lease term.

Income taxes – The Bank uses the asset and liability method in providing income taxes on all transactions that have been recognized in the financial statements. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their existing tax bases. The Bank files its tax returns on a separate company basis.

Other comprehensive gain/(loss) – The Bank had $97,000, ($64,000), and $270,000 of net unrealized gains (losses) due to the mark-to-market of available-for-sale securities for the years ended December 31, 2009, 2008, and 2007. The Bank had no other components of comprehensive income (loss).

Restrictions on dividends, loans, and advances – Banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to Medallion. The total amount of dividends that may be paid at any date is generally limited to the retained earnings of the Bank. However, dividends paid by the Bank would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum standards. The Bank was restricted from paying dividends in the first three years of operations, and was further limited to $4,000,000 per annum under the Troubled Asset Relief Program (TARP) program (see note 13).

Fair value of financial instruments – The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. FASB ASC Topic 825, "Financial Instruments," requires disclosure of fair value information about certain financial instruments, whether assets, liabilities, or off-balance-sheet commitments, if practicable.

Fair value of assets and liabilities – The Bank follows FASB ASC Topic 820, "Fair Value Measurements and Disclosures," (FASB ASC 820), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. FASB ASC 820 defines fair value as an exit price (i.e. a price that would be received to sell, as opposed to acquire, an asset or transfer a liability), and emphasizes that fair value is a market-based measurement. It establishes a fair value hierarchy that distinguishes between assumptions developed based on market data obtained from independent external sources and the reporting entities own assumptions. Further, it specifies that fair value measurement should consider adjustment for risk, such as the risk inherent in the valuation technique or its inputs. See also Notes 11 and 12 to the financial statements.

Reclassifications – Certain reclassifications have been made to prior year balances to conform with the current year presentation. These reclassifications have no effect on the previously reported results of operations.

Recently issued financial accounting standards – In January 2010, the FASB issued Accounting Standards Update 2010-06, "Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements" (FASB ASU 2010-06). FASB ASU 2010-06 amends Subtopic 820-10, Fair Value Measurements and Disclosures - Overall, and requires new disclosures related to the transfers in and out of Level 1 and 2, as well as requiring that a reporting entity present separately information about purchases, sales, issuances, and settlements rather than as one net number. Additionally, FASB ASU 2010-06 amends Subtopic 820-10 by clarifying existing disclosures related to level of disaggregation as well as disclosures about inputs and valuation techniques. FASB ASU 2010-06 is effective for reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, these disclosures are effective for reporting periods beginning after December 15, 2010. The Company does not expect adoption of FASB ASU 2010-06 to have an impact on its financial condition or results of operations.

In January 2010, the FASB issued Accounting Standards Update 2010-02, "Consolidation (Topic 810), Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification"(FASB ASU 2010-02). FASB ASU 2010-02 amends Subtopic 810-10, Consolidation – Overall, and related guidance within US GAAP to clarify that the scope of the decrease in ownership provisions of the Subtopic and related guidance applies to a subsidiary or group of assets that is a business activity, a subsidiary that is a business activity that is transferred to an equity method investee or joint venture, and an exchange of a group of assets that constitutes a business activity for a noncontrolling interest in an entity. FASB ASU 2010-02 also clarifies certain situations which do not constitute a decrease in ownership as it relates to Subtopic 810-10. FASB ASU 2010-02 is effective for reporting periods ending on or after December 15, 2009. The Company has adopted the provisions of ASU 2010-02 and the adoption has not had an impact on its financial condition or results of operations.

Notes To Financial Statements

In September 2009, the FASB issued Accounting Standards Update 2009-12, "Fair Value Measurements and Disclosures (Topic 820), Investments in Certain Entities That Calculate Net Asset value per Share or its Equivalent" (FASB ASU 2009-12). FASB ASU 2009-12 amends Subtopic 820-10, Fair Value Measurements and Disclosures – Overall, and permits in certain circumstances a reporting entity to measure the fair value of an investment on the basis of the net asset value per share of the investment. Additionally, the update requires additional disclosures such as the nature of any restrictions on the investor's ability to redeem its investments at the measurement date, any unfunded commitments and the investment strategies of the investees. FASB ASU 2009-12 is effective for reporting periods ending after December 15, 2009 with early adoption permitted. The Company does not expect adoption of FASB ASU 2009-12 to have a material impact on its financial condition or results of operations.

In August 2009, the FASB issued Accounting Standards Update 2009-05, "Fair Value Measurements and Disclosures (Topic 820), Measuring Liabilities at Fair Value" (FASB ASU 2009-05). FASB ASU 2009-05 provides amendments to subtopic 820-10, Fair Value Measurements and Disclosures – Overall, clarifies the techniques a reporting entity should use in valuing a liability in circumstances where a quoted price in an active market for an identical liability is not available, as well as clarifying that the requirements needed for Level 1 fair value measurements when the quoted price of an identical liability is utilized. FASB ASU 2009-05 is effective for the first reporting period beginning after issuance. The Company has adopted the provisions of FASB ASU 2009-05 and the adoption has not had a material impact on its financial condition or results of operations.

In June 2009, the FASB issued an update to ASC Topic 860, "Transfer and Servicing," which among other things, removes the concept of a qualifying special-purpose entity, and changes the requirements for derecognizing financial assets. Additionally, the update requires additional disclosures about transfers of financial assets, including securitization transactions and areas where companies have continued exposure to the risks related to transferred financial assets. The update is effective for annual reporting periods beginning after November 15, 2009. The Company is currently evaluating the impact that the update will have on the financial statements.

In June 2009, the FASB issued an update to ASC Topic 810, "Consolidation," which, among other things, (i) require an entity to perform an analysis to determine whether an entity's variable interest or interests give it a controlling financial interest in a variable interest entity; (ii) require ongoing reassessments of whether an entity is the primary beneficiary of a variable interest entity, and eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity; (iii) amend certain guidance for determining whether an entity is a variable interest entity; and (iv) require enhanced disclosure that will provide users of financial statements with more transparent information about an entity's involvement in a variable interest entity. The update is effective for interim and annual periods beginning after November 15, 2009. The Company does not expect the adoption of the update to have a material impact on its financial condition or results of operations.

In April 2009, the FASB issued an update to ASC Topic 805, "Business Combinations." The update amends and clarifies ASC Topic 805 to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The update is effective for assets and liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company has adopted this update which has not had a material impact on its financial condition or results of operations.

Note 2: Loans and Allowance for Loan Losses

Loans are summarized as follows at December 31.

	2009	*2008*
Loans		
Consumer	**$ 193,910,007**	$190,703,397
Taxi medallion	**160,402,960**	122,581,077
Commercial:		
Asset-based	**66,333,326**	78,745,557
Construction	**4,716,052**	7,794,154
Other commercial	**1,490,611**	1,260,875
Total commercial	**72,539,989**	87,800,586
Deferred loan acquisition costs, net	**5,553,174**	5,825,904
Total loans	**$432,406,130**	$406,910,964

In October 2008, the Bank purchased approximately $26,000,000 of medallion loans from an unaffiliated third party for cash.

Changes in the allowance for loan losses are summarized as follows.

Balance at 12/31/06	$ 6,056,785
Provision for loan losses	5,177,823
Loan charge-offs	(5,320,596)
Recoveries	1,397,418
Balance at 12/31/07	7,311,430
Provision for loan losses	11,300,146
Loan charge-offs	(9,565,538)
Recoveries	1,761,779
Balance at 12/31/08	10,807,817
Provision for loan losses	**14,770,611**
Loan charge-offs	**(15,049,272)**
Recoveries	**3,024,102**
Balance at 12/31/09	**$ 13,553,258**

The loan charge-offs and recoveries resulted primarily from the consumer portfolio.

Notes To Financial Statements

Note 3:
Investment Securities

Fixed maturity securities available-for-sale at December 31, 2009 consists of the following.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed securities, principally obligations of US federal agencies	$ 18,073,870	$ 280,066	$ 138,807	$ 18,215,129
State and municipalities	2,895,000	8,712	58,228	2,845,484
Total	**$20,968,870**	**$288,778**	**$197,035**	**$ 21,060,613**

Fixed maturity securities available-for-sale at December 31, 2008 consists of the following.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed securities, principally obligations of US federal agencies	$ 17,707,234	$ 170,844	$ 159,320	$ 17,718,758
State and municipalities	2,445,000	30,994	106,498	2,369,496
Total	**$20,152,234**	**$201,838**	**$265,818**	**$20,088,254**

The amortized cost and estimated market value of investment securities as of December 31, 2009 by contractual maturity are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Market Value
Due in one year or less	$ —	$ —
Due after one year through five years	—	—
Due after five years through ten years	3,396,584	3,401,417
Due after ten years	17,572,286	17,659,196
Total	**$20,968,870**	**$21,060,613**

Information pertaining to securities with gross unrealized losses at December 31, 2009 and 2008 aggregated by investment category and length of time that individual securities have been in a continuous loss position follows.

	Less than Twelve Months		Over Twelve Months	
December 31, 2009	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Mortgage-backed securities, principally obligations of US federal agencies	$ 138,807	$ 4,070,002	—	—
State and municipalities	47,913	1,497,087	$ 10,315	$ 489,685
Total	**$186,720**	**$5,567,089**	**$10,315**	**$ 489,685**

	Less than Twelve Months		Over Twelve Months	
December 31, 2009	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Mortgage-backed securities, principally obligations of US federal agencies	$88,019	$ 6,678,469	$ 71,301	$ 2,739,699
State and municipalities	106,498	743,502	—	—
Total	**$194,517**	**$7,421,971**	**$71,301**	**$2,739,699**

Unrealized losses on securities have not been recognized into income because the issuers' bonds are of high credit quality, and the Bank has the intent and ability to hold the securities for the foreseeable future. The decline in fair value is primarily due to the decrease in the value of the underlying collateral. The fair value is expected to recover as the bonds approach the maturity date.

Notes To Financial Statements

Note 4:
Fixed Assets

Fixed assets and their related useful lives at December 31 were as follows.

	Useful lives	2009	2008
Computer software	3 years	**$ 117,153**	$ 189,237
Furniture and fixtures	5–10 years	**92,895**	91,552
Leasehold improvements	3–5 years	75,568	66,749
Equipment	5 years	**58,483**	58,232
Telephone equipment	3 years	**36,846**	36,287
Deposit system	3 years	**13,975**	13,975
		394,920	456,032
Less accumulated depreciation and amortization		**(256,502)**	(249,639)
Net fixed assets		**$138,418**	$206,393

Depreciation expense was $73,000, $81,000, and $66,000 for the years ended December 31, 2009, 2008, and 2007.

Note 5:
Deposits

At December 31, 2009 the scheduled maturities of all time deposits were as follows.

2010	$ 260,069,000
2011	95,636,000
2012	16,014,000
Total	**$371,719,000**

All time deposits are in denominations of less than $100,000 and have been originated through Certificate of Deposit Broker relationships. The weighted average interest rate of deposits outstanding at December 31, 2009 was 1.85%.

In January 2004, Medallion Bank commenced raising deposits to fund the purchase of various affiliates' loan portfolios. The deposits were raised through the use of investment brokerage firms who package deposits qualifying for FDIC insurance into pools that are sold to Medallion Bank. The rates paid on the deposits are highly competitive with market rates paid by other financial institutions, and include a brokerage fee of 0.15% to 0.50%, depending on the maturity of the deposit, which is capitalized and amortized to interest expense over the life of the respective pool. The total amount capitalized at December 31, 2009 and 2008 was $670,000 and $988,000, and $1,069,000, $956,000, and $795,000 was amortized to interest expense during 2009, 2008, and 2007. Interest on the deposits is accrued daily and paid monthly, semiannually, or at maturity.

Note 6:
Income Taxes

Income taxes are summarized as follows.

	2009	2008	2007
Current			
Federal	**$4,175,929**	$2,979,078	$4,770,556
State	**688,800**	476,433	737,776
Deferred			
Federal	**(1,050,974)**	(592,725)	(1,263,743)
State	**(154,555)**	(87,165)	(185,844)
Net provision for income taxes	**$3,659,200**	$2,775,621	$4,058,745

The following table reconciles the provision for income taxes to the US federal statutory income tax rate for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
US federal statutory tax rate	**34.0%**	34.0%	34.0%
State taxes	**4.5**	5.6	4.3
Prior year under (over) accrual	**(1.0)**	—	4.0
Other	**(1.4)**	0.3	(4.7)
Effective income tax rate	**36.1%**	39.9%	37.6%

The Bank files its tax returns on a separate company basis.

Deferred tax and other asset balances reflected in the balance sheet were as follows.

	2009	2008
Provision for loan losses	**$5,055,307**	$4,031,258
Deferred loan acquisition costs	**(2,118,211)**	(2,265,914)
Unrealized (gains) losses on investments	**(34,404)**	23,993
Other	**(106,048)**	(139,825)
Net deferred tax asset (liability)	**2,796,644**	1,649,512
Overpayment of estimated taxes	**476,162**	—
Net deferred tax and other assets	**$3,272,806**	$1,649,512

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible pursuant to ASC Topic 740, "Income Taxes." Management considers the reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management's evaluation of the realizability of deferred tax assets must consider both positive and negative evidence. The weight given to the potential effects of positive and negative evidence is based on the extent to which it can be objectively verified. Based on these considerations, no valuation allowance was deemed necessary as of December 31, 2009 and 2008.

Note 7:
Other Transactions With Affiliates

The Bank's taxi medallion, asset-based commercial, and certain other construction loans aggregated $229,810,000 and $204,055,000 at December 31, 2009 and 2008. These loans are originated and serviced by the affiliates. The Bank paid $1,805,000, $1,492,000, and $1,395,000 for loan servicing fees to affiliates for 2009, 2008, and 2007. Origination fees of $849,000, $804,000, and $529,000 were capitalized as deferred costs and will be amortized to interest income over the life of the loan for 2009, 2008, and 2007. Amortization costs were $717,000, $680,000, and $526,000 for 2009, 2008, and 2007.

As part of the settlement for the purchase of the taxi medallion loans, the Bank issued a subordinated promissory note to Medallion for $305,553 in 2004. The promissory note is interest bearing at the rate of 3 month Libor (0.23% at December 31, 2009) plus 125 basis points, adjustable quarterly, interest paid monthly. The promissory note will be used to cover any loss that may arise in the purchased taxi medallion loan portfolio. The note was paid down to $30,257 in 2009. The remaining balance of the promissory note will be repaid to Medallion after the purchased portfolio has liquidated. Interest expense of $2,000, $5,000, and $7,000 was paid on this note for 2009, 2008, and 2007.

At December 31, 2009 and 2008, the Bank owed $630,000 and $130,000 to affiliates for origination fees, monthly servicing fees on loans, charges for corporate overhead, legal and business development expenses due to the affiliates, partially offset by payments due the Bank from collection of loan payments by affiliates. The bank reimbursed the parent for expenses incurred on its behalf of $215,000, $192,000, and $173,000 for 2009, 2008, and 2007.

Note 8:
401(k) Plan

The Bank participates in the 401(k) plan offered by Medallion. The 401(k) Plan covers all full and part-time employees of the Bank who have attained the age of 21 and have a minimum of one year of service. Under the 401(k) Plan, an employee may elect to defer not less than 1% and no more than 15% of the total annual compensation that would otherwise be paid to the employee, provided however, that employees' contributions may not exceed certain maximum amounts determined under the Internal Revenue Code. Employee contributions are invested in various mutual funds according to the directions of the employee. At the discretion of Medallion's Board of Directors, the Bank can provide for employer matching contributions. Medallion has elected to match employee contributions up to one-third of the employee's contribution, but not greater than 2% of the portion of the employee's annual salary eligible for 401(k) benefits. For the years ended December 31, 2009, 2008, and 2007, the Bank provided $14,000, $20,000, and $15,000 in employer matching, which amount is included in salaries and benefits expense on the accompanying statement of operations.

Note 9:
Commitments and Contingencies

Lines of credit – At December 31, 2009, the Bank had unsecured Federal Funds lines with correspondent banks of $30,000,000.

Loans – At December 31, 2009, the Bank had commitments to extend credit of $32,099,000 to asset-based customers as long as there is no violation of any condition established in the contract. The Bank had commitments to extend credit of $6,000 to real estate customers for unfunded amounts. The Bank had commitments to extend credit of $416,000 to taxi medallion customers for unfunded amounts.

Leases – The Bank leases office space under a non-cancelable operating lease that expires November 2012. Rental expense related to the lease was $130,000, $120,000, and $111,000 for the years ended December 31, 2009, 2008, and 2007. The Bank has the option to extend the lease term for an additional five years.

Future minimum lease payments under this operating lease as of December 31, 2009 were as follows:

2010	$ 125,446
2011	129,208
2012	121,691
2013	—
2014	—
Total	**$376,345**

Note 10:
Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation (FDIC) and the Utah Department of Financial Institutions (UDFI). Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the bank regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios as defined in the regulations (set forth in the table below). Additionally, as conditions of granting the Bank's application for federal deposit insurance, the FDIC ordered that beginning paid-in-capital funds of not less than $22,000,000 be provided, and that a ratio of Tier 1 Capital as defined in section 325.2 of the FDIC Rules and Regulations (12 C.F.R. § 325.2), to total assets of not less than 15% will be maintained, and an adequate allowance for loan losses shall be maintained and no dividends shall be paid throughout the first three years of operation. As of December 31, 2009, the Bank's Tier 1 leverage capital ratio was 19.5%.

The Bank's actual and the regulatory minimum capital amounts and ratios as of December 31, 2009 and 2008 are presented in the following tables.

	As of December 31, 2009		*As of December 31, 2009*		*Minimum Ratio for Capital Adequacy Purposes*	*Minimum Ratio to be Well Capitalized Under Prompt CorrectiveAction Provisions*
	Amount	*Ratio*	*Amount*	*Ratio*		
Tier 1 Capital (to average assets)	**$88,811,000**	**19.5%**	$63,808,000	14.7%	4.0%	5.0%
Tier 1 Capital (to risk-weighted assets)	**88,811,000**	**20.0**	63,808,000	15.3	4.0	6.0
Total Capital (to risk-weighted assets)	**94,455,000**	**21.3**	69,105,000	16.5	8.0	10.0

Note 11.
Fair Value of Financial Instruments

FASB ASC Topic 825, "Financial Instruments," requires disclosure of fair value information about certain financial instruments, whether assets, liabilities, or off-balance-sheet commitments, if practicable. The following methods and assumptions were used to estimate the fair value of each class of financial instrument. Fair value estimates that were derived from broker quotes cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument.

(a) Loans – Current market value most closely approximates book value.

(b) Investments – The Bank's investments are recorded at the estimated fair value of such investments.

(c) Cash – book value equals market value.

(d) Floating rate borrowings – Due to the short-term nature of these instruments, the carrying amount approximates fair value.

(e) Commitments to extend credit – The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and present creditworthiness of the counter parties. For fixed rate loan commitments, fair value also includes a consideration of the difference between the current levels of interest rates and the committed rates. At December 31, 2009 and 2008, the estimated fair value of these off-balance-sheet instruments was not material.

(f) Fixed rate borrowings – The fair value of time deposits issued is estimated based on current market interest rates for similar debt.

	December 31, 2009		*December 31, 2008*	
(Dollars in thousands)	*Carrying Amount*	*Fair Value*	*Carrying Amount*	*Fair Value*
Financial Assets				
Loans	**$418,853**	**$418,853**	$396,103	$396,103
Investment securities	**21,061**	**21,061**	20,088	20,088
Cash	**13,340**	**13,340**	9,401	9,401
Accrued interest receivable	**3,350**	**3,350**	3,372	3,372
Financial Liabilities				
Funds borrowed	**371,719**	**371,719**	366,408	366,408
Accrued interest payable	**1,508**	**1,508**	3,656	3,656

Note 12:
Fair Value of Assets and Liabilities

The Company follows the provisions of FASB ASC Topic 820, which defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. The Company accounts for a substantially all of its financial instruments at fair value or considers fair value in its measurement, in accordance with the accounting guidance for investment companies. See Note 1 "Fair value of financial instruments" and "Fair value of assets and liabilities" for a description of our valuation methodology which is unchanged during 2009.

In accordance with FASB ASC Topic 820, the Bank has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3).

As required by FASB ASC Topic 820, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. For example, a level 3 fair value measurement may include inputs that are observable (level 1 and 2) and unobservable (level 3). Therefore gains and losses for such assets and liabilities categorized within the level 3 table below may include changes in fair value that are attributable to both observable inputs (level 1 and 2) and unobservable inputs (level 3).

Notes To Financial Statements

Financial assets and liabilities recorded on the balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Bank has the ability to access (examples include active exchange-traded equity securities, exchanged-traded derivatives, most US Government and agency securities, and certain other sovereign government obligations).

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

A) Quoted prices for similar assets or liabilities in active markets (for example, restricted stock);

B) Quoted price for identical or similar assets or liabilities in non-active markets (for example, corporate and municipal bonds, which trade infrequently);

C) Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps); and

D) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (examples include certain residential and commercial mortgage-related assets, including loans, securities and derivatives).

Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the assets or liability (examples include certain private equity investments, certain residential and commercial mortgage-related assets (including loans, securities, and derivatives), and long-dated or complex derivatives including certain equity derivatives and long-dated options on gas and power).

Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. Reclassifications impacting level 3 of the fair value hierarchy are reported as transfers in/out of the level 3 category.

The following tables present the Bank's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008.

2009 (Dollars in thousands)	*Level 1*	*Level 2*	*Level 3*	*Total*
Assets				
Available-for-sale investment securities [1]	$—	$21,061	$—	$21,061

(1) Total realized and unrealized gains (losses) of $97 were included in accumulated other comprehensive income (loss) for 2009 related to these assets.

2008 (Dollars in thousands)	*Level 1*	*Level 2*	*Level 3*	*Total*
Assets				
Available-for-sale investment securities [1]	$—	$20,088	$—	$20,088

(1) Total realized and unrealized gains (losses) of ($64) were included in accumulated other comprehensive income (loss) for 2008 related to these assets.

The following tables present the Bank's fair value hierarchy for those assets and liabilities measured at fair value on a non-recurring basis as of December 31, 2009 and 2008.

2009 (Dollars in thousands)	*Level 1*	*Level 2*	*Level 3*	*Total*
Assets [1]				
Impaired loans	$—	$—	$3,984	$3,984

(1) Total unrealized losses of $304 for impaired loans were included in income for 2009 related to these assets.

2008 (Dollars in thousands)	*Level 1*	*Level 2*	*Level 3*	*Total*
Assets [1]				
Impaired loans	$—	$—	$3,935	$3,935

(1) Total unrealized losses of $571 for impaired loans were included in income for 2008 related to these assets.

Notes To Financial Statements

Note 13: Troubled Assets Relief Program (TARP)

On February 27, 2009, Medallion Bank issued and sold, and the US Treasury purchased under the TARP Capital Purchase Program (the CPP), (1) 11,800 shares of Medallion Bank's Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A, and (2) a warrant, which was immediately exercised, to purchase up to 590 shares of Medallion Bank's Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B, for an aggregate purchase price of approximately $11,800,000 in cash. On December 22, 2009, Medallion Bank issued and sold, and the US Treasury purchased under the CPP, (1) 9,698 shares of Medallion Bank's Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series C, and (2) a warrant, which was immediately exercised, to purchase up to 55 shares of Medallion Bank's Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series D, for an aggregate purchase price of approximately $9,698,000 in cash. The liquidation preference of each Series is $1,000 per share.

The securities were sold in private placements exempt from SEC registration.

Non-cumulative dividends on the Series A and C shares will accrue on the liquidation preference at a rate of 5% per annum for the first five years, and at a rate of 9% per annum thereafter, and the dividends on the Series B and D shares will accrue on the liquidation preference at a rate of 9% per annum, both, if, as, and when declared by Medallion Bank's Board of Directors out of funds legally available thereof. The Preferred Shares have no maturity date and rank senior to Medallion Bank's common stock (and pari passu with one another) with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution, and winding up of Medallion Bank. Medallion Bank's Articles of Amendments provide that, subject to the approval of the FDIC, the Preferred Shares are redeemable at the option of Medallion Bank at 100% of their liquidation preference plus declared and unpaid dividends, provided, however, that the Preferred Shares may be redeemed prior to February 27, 2012 and December 22, 2012, respectively, only if (i) Medallion Bank has raised aggregate gross proceeds in one or more Qualified Equity Offerings, as defined, of at least $3,097,500 and $2,438,250, respectively and (ii) the aggregate redemption price does not exceed the aggregate net proceeds from such offerings. The Series B shares cannot be redeemed until the Series A shares have been redeemed and the Series D shares cannot be redeemed until the Series A, B, and C shares have been redeemed.

On February 17, 2009, the American Recovery and Reinvestment Act of 2009 (the ARRA) was signed into law. The ARRA, among other things, directs the US Treasury to permit CPP participants to redeem the preferred stock issued under the CPP without first requiring a Qualified Equity Offering, upon consultation with the appropriate Federal banking agency.

The agreements between Medallion Bank and the US Treasury pursuant to which the Preferred Shares and the Warrants were sold contain limitations on the payment of common stock dividends to a quarterly rate of $1.00 per share or $1,000,000, and on Medallion Bank's ability to repurchase its common stock, and subjects Medallion Bank and Medallion to certain of the executive compensation limitations and requirements included in the Emergency Economic Stabilization Act of 2008 (the EESA). As a condition to the closing of the transactions, the Company and its senior executive officers have agreed to all terms and conditions.

The final rule promulgated pursuant to Section 111 of the EESA, as amended by the ARRA, prescribes certain standards for compensation and corporate governance for CPP participants (which the Company believes to include parent companies such as the Company), which include, among other things, (i) the repayment by the senior executive officers and the next twenty most highly compensated employees of any bonus, retention award, or incentive compensation if the payment was based on materially inaccurate financial information or other materially inaccurate performance metric criteria; (ii) the prohibition of any payment for departure from a CPP participant or change of control event of a CPP participant, other than a payment for services performed or benefits accrued, to the senior executive officers and the next five most highly compensated employees; (iii) the prohibition of the payment or accrual of any bonus, retention award, or incentive compensation to a CPP participant's most highly compensated employee except through restricted stock with delayed vesting and subject to dollar limits; and (iv) the prohibition from providing tax gross-ups or other reimbursements for the payment of taxes to senior executive officers and the next twenty most highly compensated employees relating to severance payments, perquisites, or any other form of compensation. The final rule further requires (i) at least once every six months, the compensation committees of CPP participants to meet to discuss, evaluate, and review the CPP participant's compensation plans and the risks these plans pose to the CPP participant and annually in the CPP participant's proxy statement describe how such risks were limited and certify that the compensation committee has completed its reviews of the plans and provide such disclosures and certifications to the Treasury; (ii) CPP participants to disclose to the Treasury and their primary federal regulator on an annual basis, perquisites with a total value over $25,000 for any employee who is subject to the bonus prohibition; (iii) CPP participants to disclose to the Treasury and their primary federal regulator whether they have engaged a compensation consultant and indicate the types of services the compensation consultant or any of its affiliates has provided during the past three years, including any "benchmarking" or comparisons employed to identify certain percentile levels of compensation; (iv) CPP participants to adopt an excessive or luxury expenditures policy; (v) CPP participants to permit stockholders to vote on a non-binding resolution approving the institution's compensation of executives; and (vi) the principal executive officer and principal financial officer of CPP participants to annually certify compliance of the CPP participant with Section 111 of EESA and provide these certifications as an exhibit to the CPP participant's annual report on Form 10-K and to the Treasury.

Note 14: Subsequent Events

We have evaluated subsequent events that have occurred through March 12, 2010, the date of financial statement issuance.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Medallion Bank

We have audited the accompanying balance sheets of Medallion Bank (the "Bank") (a wholly owned subsidiary of Medallion Financial Corp.) as of December 31, 2009 and 2008, and the related statements of operations and other comprehensive income (loss), changes in shareholder's equity, and cash flows for each of the three years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the three-year period ended December 31, 2009, in conformity with US generally accepted accounting principles.

Weiser LLP
New York, New York
March 12, 2010

Cumulative Total Return

The following graph commences as of December 31, 2004 and compares the Company's Common Stock with the cumulative total return for the NASDAQ Composite Index and the Russell 2000 Index. Furthermore, the following graph assumes the investment of $100 on December 31, 2004 in each of the Company's Common Stock, the stocks comprising the NASDAQ Composite Index and the Russell 2000 Index and assumes dividends are reinvested.


200
150
100
50
0
Dec 2004
Dec 2005
Dec 2006
Dec 2007
Dec 2008

Medallion Financial Corp.
Russell 2000 Index
NASDAQ Composite Index

Price Range of Common Stock

2009	*Dividends Declared*	*High*	*Low*
Fourth Quarter	**$0.15**	**$ 8.49**	**$ 7.76**
Third Quarter	**$0.19**	**$ 8.83**	**$6.87**
Second Quarter	**$0.19**	**$ 8.71**	**$6.56**
First Quarter	**$0.19**	**$ 8.04**	**$3.61**
2008			
Fourth Quarter	$ 0.19	$ 9.84	$ 5.58
Third Quarter	0.19	10.66	8.96
Second Quarter	0.19	10.04	8.31
First Quarter	0.19	10.33	9.04

Directors and Officers

Board of Directors

Alvin Murstein
Chairman and
Chief Executive Officer
Elected 1995

Andrew M. Murstein
President
Elected 1997

Henry L. "Hank" Aaron
Senior Vice President
Atlanta National League
Baseball Club, Inc.
Recipient of the
Presidential Medal of Freedom
Elected 2004

Mario M. Cuomo
Former Governor
Of Counsel
Willkie Farr & Gallagher LLP
Elected 1996

Henry D. Jackson
Managing Partner and
Chief Executive
Merchant Equity Partners LLP
Elected 2002

Stanley Kreitman
Chairman
Manhattan Associates
Elected 1996

Frederick A. Menowitz
Private Real Estate Investor
Elected 2003

David L. Rudnick
Chief Executive Officer
Century Group
Elected 1996

Lowell P. Weicker, Jr.
Former Governor and
United States Senator
Elected 2003

Executive Officers and Senior Management

Alvin Murstein
Chairman and
Chief Executive Officer

Andrew M. Murstein
President

Brian S. O'Leary
Chief Operating Officer
and Chief Credit Officer

Larry D. Hall
Senior Vice President
and Chief Financial Officer

Michael J. Kowalsky
Executive Vice President

Marie Russo
Senior Vice President
and Secretary

Jeffrey Yin
Chief Compliance Officer
and General Counsel

John M. Taggart
Chief Executive Officer
Medallion Bank

Gerald J. Grossman
President
Medallion Business Credit

Paul J. Meyering
President
Medallion Capital, Inc.

Dean R. Pickerell
Senior Vice President
Medallion Capital, Inc.

Michael Leible
Chief Executive Officer
Generation Outdoor, Inc.

Corporate Headquarters

437 Madison Avenue
38th floor
New York, NY 10022
212.328.2100

Toll Free: 877 MEDALLION

www.medallion.com

Additional Office Locations

Long Island City, NY
Boston, MA
Chicago, IL
Minneapolis, MN
Flemington, NJ
Salt Lake City, UT

Stock Market Information

The Common Stock of Medallion Financial Corp. began trading publicly on the Nasdaq Global Select Market on May 23, 1996 under the symbol "TAXI".

Stock Transfer Agent and Registrar

American Stock Transfer
& Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
212.936.5100

The Transfer Agent is responsible for handling shareholder questions regarding lost stock certificates, address changes and changes of ownership or name in which shares are held.

Independent Auditors

Weiser LLP
135 West 50th Street
New York, NY 10020

Dividend Policy

Shareholders can enroll at no charge in Medallion Financial's Dividend Reinvestment Plan.

Zahor Design Office Inc. www.zahordesign.com


MEDALLION
M
FINANCIAL GROUP

Medallion Financial Corp.
437 Madison Avenue
38th Floor
New York, NY 10022

Toll Free: 877 MEDALLION

www.medallion.com